SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	4
CALL NOTICE	12
MANAGEMENT PROPOSAL	25
1. Shareholders Meeting Procedures	25
(i) Representation at the Shareholders Meeting	26
(ii) Documents for Participation in the Shareholders Meeting	27
(iii) Registration and Accreditation for Participation in the Meeting	29
(iv) Attendance at the EGM via Digital Platform	30
(v) Voting Ballot	32
2. Clarifications of the Meeting Agenda	34
3. Conclusion of the Board of Directors	42
LIST OF ANNEXES – EGM	43
ANNEX 1
ANNEX 2
ANNEX 3
ANNEX 4
ANNEX 5
ANNEX 6
ANNEX 7
ANNEX 8
ANNEX 9
ANNEX 10
ANNEX 11
ANNEX 12
ANNEX 13
ANNEX 14
ANNEX 15
ANNEX 16
ANNEX 17
ANNEX 17-A
ANNEX 17-B
ANNEX 18
ANNEX 19
ANNEX 19-A
ANNEX 20
ANNEX 21
ANNEX 22

ANNEX 23
ANNEX 24
ANNEX 25
ANNEX 26

INVITATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Eletrobras” or “Company”) invites all of its shareholders to attend to its 185th Extraordinary General Meeting (“Shareholders Meeting”), as follows:

Date: January 05, 2023

Time (BRT): 2:00 p.m.

The Shareholders Meeting will be held entirely remotely pursuant to article 124, §2-A of Law n.º 6.404 of December 15 of 1976 (“Brazilian Corporate Law”), article 5, §2, I and article 28, §§2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and the article 18, §1, of the Company's Bylaws, on January 05, 2023, at 2:00pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda as set out the Call Notice attached to this Management Proposal.

Agenda

To resolve on:

1.	Redemption of Class A Preferred Shares

(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48.4502 per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and

(ii)	subject to the approval of the resolution in subitem (i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.

2.	CHESF Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);

(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) to (ii) above, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

3.	CGT Eletrosul Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) of item 2 above) and the CGT Eletrosul Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (v) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Shares Merger, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

4.	Furnas Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Share Merger” and “Furnas Protocol and Justification”, respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under subitem (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Furnas ("Furnas Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and

(vii)	subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

5.	Eletronorte Merger of Shares

(i)	subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with the CHESF Merger of Shares, CGT Eletrosul Merger of Shares; Furnas Merger of Shares; and Eletronorte Merger of Shares, being jointly referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);

(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);

(iii)	subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under subitem (iii) of items 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;

(vi)	subject to the approval of the resolution provided for in item 6 below and in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year; and

(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Share Mergers that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

The resolution of the matters on the Agenda by the Company’s shareholders is aimed at achieving Eletrobras’ objectives to: (i) simplify and rationalize the shareholder base with the Redemption of the Class A Preferred Shares; and (ii) carry out the merger of shares of the Subsidiaries by Eletrobras, for the perception of synergy and operation gains, as well as the simplification and improvement of the organizational and governance structures of the companies involved, with the consequent improvement of the companies’ positioning in the Market, as better explained in the Protocols and Justifications.

The matters will be put to the vote for the Company’s shareholders in separate group of resolutions, as follows:

(a)	All the subitems of the item 1 above (Redemption of Class A Preferred Shares) will be considered as part of the same group of resolutions, independent of the other matters put to a vote;

(b)	All the subitems of the item 2 above (CHESF Merger of Shares), as well as the item 6 above, will be considered as part of the same group of resolutions independent of the other matters put to a vote;

(c)	All the subitems of the item 3 above (CGT Eletrosul Merger of Shares), as well as the item 6 above, will be considered as part of the same group of resolutions independent of the other matters put to a vote;

(d)	All the subitems of the item 4 above (Furnas Merger of Shares), as well as the item 6 above, will be considered as part of the same group of resolutions independent of the other matters put to a vote;

(e)	All the subitems of the item 5 above (Eletronorte Merger of Shares), as well as the item 6 above, will be considered as part of the same group of resolutions independent of the other matters put to a vote.

The group of resolutions mentioned above will be put to a vote to the Company’s shareholders in the order presented above.

The Company has prepared this Management Proposal, in compliance with good corporate governance standards and transparency, seeking to guide and clarify its shareholders and the market in general about the agenda to be resolved on. The Investor Relations Department is available to clarify any additional questions.

Service Channels Site: https://ri.eletrobras.com/ Email: assembleiavirtual@eletrobras.com Email: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 | 2514-4627 Fax: (21) 2514-5964

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ/ME No. 00.001.180/0001-26

CALL NOTICE

185th Shareholders Meeting

We hereby call on the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Eletrobras" or "Company") to attend the Shareholders Meeting (“Shareholders Meeting”), to be held on exclusively remotely, pursuant to article 124, § 2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, §2, I, and article 28, §§ 2 e 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and article 18, § 1, of the Company’s Bylaws, to be held on January 05, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Agenda

To resolve on:

1.	Redemption of Class A Preferred Shares

(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48.4502 per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and

(ii)	subject to the approval of the resolution in subitem 1(i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.

2.	CHESF Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);

(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) to (iii) above, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

3.	CGT Eletrosul Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) of item 2 above) and the CGT Eletrosul Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (v) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Shares Merger, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

4.	Furnas Merger of Shares

(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under subitem (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Furnas ("Furnas Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;

(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and

(vii)	subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

5.	Eletronorte Merger of Shares

(i)	subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with CHESF Merger of Shares, CGT Eletrosul Merger of Shares; Furnas Merger of Shares; and Eletronorte Merger of Shares being joint referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);

(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);

(iii)	subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under subitem (iii) of item 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;

(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);

(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;

(vi)	subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year;

(vii)	subject to the approval of the resolutions provided for in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Share Mergers that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

The resolution on the Agenda by the Company’s shareholders is aimed to achieve Eletrobras’ objective to: (i) simplify and rationalize the shareholder base with the Redemption of the Class A Preferred Shares; and (ii) carry out the incorporation of shares of the Subsidiaries by Eletrobras, for the perception of synergy and operational gains, as well as the simplification and improvement of the organizational and governance structures of the companies involved, with the consequent improvement of the companies’ positioning in the Market, as better explained in the Protocols and Justifications.

The matters will be put to the vote for the Company’s shareholders in distinct groups of resolutions, as indicated below, so that the approval of matters in a single group of resolutions will only be effective if all other matters in the same block are approved; without, however, the non-approval of a group of resolutions preventing the effectiveness of the approval of the other blocks, as follows:

(a)	All the subitems of item 1 above (Redemption of Class A Preferred Shares) will be considered as part of the same group of resolutions, regardless of the other matters submitted to a vote;

(b)	all the subitems of the item 2 above (CHESF Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;

(c)	all the subitems of the item 3 above (CGT Eletrosul Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;

(d)	all the subitems of the item 4 above (Furnas Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote; and

(e)	all the subitems of the item 5 above (Eletronorte Merger of Shares), as well as the item of the item 6 above will be considered as part of the same group of resolutions and independent of other matters submitted to a vote.

The groups of resolutions of matter mentioned above will be put to a vote of the Company’s shareholders in the order presented above.

Thus: (i) if one of the subitems of the group of resolutions described in items (a) to (e) above is not approved, the approval of the other subitems of the same group of resolutions will be considered void; and (ii) the approval of a group of resolutions can occur independently of the approval of another group of resolutions.

Digital Meeting and Voting Ballot

The Company’s decision to hold the EGM exclusively digitally, under the terms of article 124, §2-A, of the Brazilian Corporate Law, article 5, § 2, item I and article 28, §§ 2 and 3 of CVM Resolution 81, and of article 18, § 1, of the Company’s Bylaws, aims at facilitating the participation of shareholders and others involved in the EGM. Additionally, shareholders will be granted the right to attend the Meeting by a Voting Ballot (as defined below), pursuant to article 26 and following of CVM Resolution 81.

Therefore, the presence of the shareholders at the Special Meeting may be by means of:

(i)	via a Remote Voting Ballot (“Voting Ballot”), and detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and

(ii)	via Digital Platform, in person or by a duly appointed attorney, under the terms of article 28, §§2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) attend the EGM, whether or not he/she has sent in the Voting Ballot; or (b) attend and vote at the EGM, noting that as to the shareholder who has already sent in the Voting Ballot and who, if he/she wishes to do so, votes in the Meeting via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the EGM, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders who wish to attend the EGM via the Digital Platform should log into the website http://www.eletrobras.com/AssembleiaVirtual185, complete their registration with the password creation and attach all documents required for their admissibility to attend and/or vote at the EGM, at least 2 (two) days prior to the date designated for the EGM, i.e. by January 03, 2023.

Required Documents

The shareholders shall provide the following documents to qualify and attend and/or vote at the EGM via the Digital Platform:

(i)	if an individual, a copy of official ID document, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 1 (one) year and the official ID document with photo the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association);

(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted attorney fact pursuant to the law and/or the shareholder’s Bylaws, together with the attorney fact’s official identity document with a photo; or

(iii)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will not require the hard copies of the shareholders’ power of attorney neither a signature notarization (reconhecimento de firma), as well as will not require the notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website. The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholder Representation

Pursuant to the article 126, §1st, of the of the Brazilian Corporate Law and the CVM’s decision in the Administrative Proceeding RJ-2014/3578, issued on November 4, 2014 (“CVM Precedent”), the shareholders may attend the Meeting:

(i)	if an individual, by an attorney-in-fact constituted less than 1 (one) year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);

(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; and

(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

If the shareholders are not able to appoint an attorney-in-fact of their choice, the Company will provide three (3) attorneys-in-fact who may represent them in full accordance with the shareholders voting guidelines, as described in the Management Proposal.

To assist the shareholders, the Company has attached to the Management Proposal for the 185th Shareholder Meeting a Power of Attorney Template (Annex 1).

Admissibility Qualification

By providing all the documents to support their admissibility to attend the Special Meeting, the shareholders, legal representative(s) or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the EGM. Pursuant to article 6, § 3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Additional Information

Detailed information on the rules and procedures for attending and/or remote voting at the EGM, including guidelines for sending the Voting Ballot, are contained in the Management Proposal available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/). The guidelines on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Pursuant to article 6 of Eletrobras’ Bylaws, it is forbidden any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number higher than the equivalent to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock.

Pursuant to article 7 of Eletrobras’ Bylaws, it is forbidden to enter into shareholders- agreements with the purpose of regulating the exercise of voting rights in a number higher than the percentage corresponding to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided.

Pursuant to the 8 article of the Eletrobras’ Bylaws, the definition “group of shareholders”, for purposes of restricting the exercise of voting rights, includes 2 (two) or more shareholders that (i) are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; (ii) are directly or indirectly, controlling shareholder or controlling company of the other or others; (iii) are companies directly or indirectly controlled by the same person or company, or set of person or companies, whether shareholders or not; (iv) are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or undertaking with the same directors or managers, or whose directors or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (v) any shareholders are represented by the same agent, manager or representative in any capacity, except (a) in the case of holders of securities under the Company’s ADR program, when represented by the respective depositary bank; or (b) in the case of shareholders who are represented by the attorneys-in-fact indicated by the Company in the item “Representation at the Meeting” of the Management Proposal, in both cases as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

In the case of investment funds with a common administrator or manager, only those whose investment and voting policy at shareholders meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager will be considered to be members of a group of shareholders.

Due to the limitation mentioned above, the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to 2 (two) days prior to the date set for the Shareholders Meeting, i.e., up to 11:59 p.m. on January 03, 2023, by sending the declaration exclusively on the website address: http://www.eletrobras.com/AssembleiaVirtual185, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;

(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and

(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/). Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws. Furthermore, as provided for in article 8, § 5 of the Company’s Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold ten percent (10%) or more of the Company’s voting capital.

All the documents related to the matter that will be deliberated at the EGM are available to shareholders on the Company’s (https://ri.eletrobras.com/), CVM’s (https://sistemas.cvm.gov.br/) e B3’s (https://www.b3.com.br/pt_br/) websites, in accordance with Brazilian Corporate Law and CVM Resolution 81.

Rio de Janeiro, December 05, 2022.

Ivan de Souza Monteiro

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.	Shareholders Meeting Procedures

For ease comprehension and to encourage the attendance of the Shareholders to the Shareholders Meeting called on, the Company lists below the relevant information regarding the procedures for installation, attendance at and conduction of the Shareholders Meeting, as well as additional clarification on the Agenda as set out in the Call Notice attached to this Management Proposal ("Management Proposal").

1.1.	Voting Rights

•	Shareholders holding Common Shares:

The Shareholders will be entitled to vote, subject to the restriction or article 6 of the Company’s Bylaws, on all items of the Agenda contained in the Call Notice.

1.2.	Installation and Approval Quorums

The Shareholders attendance the Shareholders Meeting is of great importance. Pursuant to the Brazilian Corporate Law:

(a)	for the installation of the Shareholders Meeting on first call, it will be necessary the attendance of shareholders and/or their legal representatives holding an shares corresponding to at least: (i) two thirds (2/3) of the total votes conferred by the Company's voting shares, to resolve on the Redemption of the Class A Preferred Shares and, consequently, the amendment of the Bylaws to reflect the redemption; and (ii) two thirds (2/3) of the total votes conferred by the Company’s voting shares, to resolve on the matters included in all the subitems of items 2 to 6 of the Agenda (Merger of CHESF shares, Merger of CGT Eletrosul shares, Merger of Furnas shares, Merger of Eletronorte shares and Amendment of the Bylaws); and

(b)	subject to the limit on the exercise of voting rights established in article 6 of the Bylaws, the approval of the matters under: (i) the subitems of item 1 of the Agenda (Redemption of Class A Preferred Shares) will depend on the majority of votes of the shareholders present at the meeting, without the need for approval by a special meeting of holders of Class A Preferred Shares, pursuant to article 16 of the Company's Bylaws and article 129 of the Brazilian Corporate Law; and (ii) of all the subitems of items 2 to 6 of the Agenda (Merger of CHESF shares, Merger of CGT Eletrosul shares, Merger of Furnas shares, Merger of Eletronorte shares and Amendment of the Bylaws), shall depend on the majority vote of the shareholders present at the meeting, as provided for in article 129 of the Brazilian Corporation Law.

Pursuant to article 6 of the Company’s Bylaws, it is prohibited for any Brazilian or foreign, public or private shareholder or group of shareholders to exercise voting rights in a number greater than the equivalent of ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock. Thus, for calculation of the quorums, the Company shall take into consideration only the total number of votes given to the voting shares held by the shareholders attending the Shareholders Meeting.

If any of the installation quorums indicated in item (a) above is not reached, the Company will provide a new call, at least eight (8) days in advance, after which the Shareholders Meeting will be installed in the presence of any number of shareholders.

1.3.	Admissibility and Attendance at the Meeting

(i)	Representation at the Shareholders Meeting

Pursuant to §1 of article 126 of the Brazilian Corporate Law and CVM Precedent, the shareholder may be represented at the Shareholders Meeting in the following ways:

(a)	if an individual, by an attorney-in-fact appointed for less than 1 (one) year ago (who must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association);

(b)	if legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation or bylaws and in accordance with the rules of the Brazilian Civil Code; or

(c)	if an investment fund, by its administrator and/or fund manager or, by an attorney-in-fact appointed under the terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

If the shareholders are not able to appoint an attorney-in-fact of their choice, the Company will provide three (3) attorneys-in-fact who may represent them in full accordance with the shareholders voting guidelines, as follows:

(a)    to vote IN FAVOR on the matter of the Agenda: CRISTIANE VIEIRA DE PAIVA VILLELA, Brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under No. 133.775 and with the CPF/ME under No. 087.515.597-90;

(b)   to vote AGAINST on the matter of the Agenda: ROBERTA PADILHA CARESTIATO, Brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under No. 82.368 and with the CPF/ME No. 011.642.927-57; or

(c)    to ABSTAIN from voting on the matter of the Agenda: LUCIANA MELLO PETRUCIO, Brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under 113.842 and with the CPF/ME No. 051.652.517-48.

In order to assist shareholders, attached to this Proposal is a power of attorney template (Annex 1).

(ii)	Documents for Participation in the Shareholders Meeting

To attend the Shareholders Meeting, the Shareholders must be holders of common shares issued by the Company, and present the following documents:

(a)	if an individual, a copy of the official ID document with a recent photo, national validity and within its validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 1 (one) year and the official ID document with photo (the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association);

(b)	if a legal entity, (i) updated Bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (ii) if it is the case, the power of attorney granted in accordance with the law and/or the shareholder’s articles of incorporation, as well as the official ID document with a recent photo of the attorney-in-fact; or

(c)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or of the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo, valid nationally.

As for the documents indicated in item (b) above, the Company informs that will accept bylaws, articles of incorporation, and minutes of the corporate bodies decisions on the election of the legal representative(s) of the legal entity shareholder, certified by the respective registration agency attesting the registered document or act.

Due to the limitation on the exercise of voting rights set forth in articles 6 and 7 of the Company's Bylaws, Eletrobras hereby requests, for the purpose of a timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of its Bylaws inform the members of the shareholder group no later than two (2) days prior to the date designated for the Extraordinary Shareholders Meeting, i.e. no later than 11:59 p.m. on January 03, 2023, by sending the Declaration of Membership in a Group of Shareholders:

(a)	if they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;

(b)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and

(c)	if they are represented by the same agent, administrator or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website https://ri.eletrobras.com/informacoes/convocacoes-e-atas/. The above-mentioned documents must be submitted by the shareholder within the above-mentioned deadline exclusively through the website address: http://www.eletrobras.com/AssembleiaVirtual185.

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws do not need to send the aforementioned statement, and the Company will consider that such shareholders affirm that they do not belong to any "group of shareholders" and that they are responsible for such statement, given the informational duty provided for in the Company's Bylaws. Furthermore, as provided for in article 8, § 5 of the Company's Bylaws, the chairman and secretary of the Shareholders Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a "group of shareholders" that may hold 10% (ten percent) or more of the Company's voting capital.

(iii)	Registration and Accreditation for Participation in the Meeting

Shareholders who wish to attend the Shareholders Meeting, in order to manifest themselves and/or exercise the right vote, via the Digital Platform, must complete all registration data at the address http://www.eletrobras.com/AssembleiaVirtual185 and attach all documents supporting the qualification (in full and as listed above) to the aforementioned website at least two (2) days prior to the date set for the Extraordinary Shareholders Meeting, i.e., until 11:59 p.m. on January 03, 2023.

The Company will verify the documents and the shareholders will receive confirmation of their admissibility to attend the Special Meeting via Digital Platform. In case of insufficient documentation, the shareholder shall provide the remaining documentation on the website http://www.eletrobras.com/AssembleiaVirtual185 until at 11:59 p.m. on January 03, 2023.

In the case a shareholder is represented by an attorney-in-fact, the attorney-in-fact shall complete the registration with his/her information on the website http://www.eletrobras.com/AssembleiaVirtual185 and on the same website indicate each shareholder is being represent and provide the respective documents attesting the shareholders status and representation as mentioned above. After the attorney-in-fact complete the register, he/she will be redirected to the register of the represented shareholders, however, if he leaves the website page and wishes to add more represented shareholders, the attorney-in-fact shall access http://www.eletrobras.com/AssembleiaVirtual185 and login with the password created at the time of the registration. The attorney-in-fact will receive individual confirmation on the qualification status of each shareholder registered in his register and will provide, if necessary, the complementation of documents.

The attorney-in-fact that may represent more than one shareholder may only vote at the Shareholders Meeting by the shareholders whose qualification has been confirmed by the Company. In this case, the proxy shall pay attention to §2 of article 8 of the Bylaws, which establishes that any shareholders represented by the same agent, manager or representative in any capacity, with the exception of (a) the holders of securities issued under the Company's American Depositary Shares ("ADS") program, when represented by the respective depositary bank; and (b) of the shareholders represented by the attorneys-in-fact indicated by the Company in item (i) "Representation at the Shareholders Meeting" of this Proposal, in both cases; as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

Attendance at the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact that register according to this Management Proposal ("Admitted Shareholders"). The Company warns shareholders that if they fail to provide all the required documents to attend the meeting within the period referred herein, they will not be able to attend the EGM.

The Admitted Shareholders or their attorneys-in-fact commit to: (a) use the individual registration only and exclusively for the remote monitoring of the EGM; (b) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable; and (c) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the EGM.

If a certain Admitted Shareholder does not receive the confirmation for virtual access at the EGM up to eight (8) hours before the beginning of the EGM, he or she must contact the Company's Investor Relations Superintendence by the e-mail assembleiavirtual@eletrobras.com up to four (4) hours before the beginning of the EGM.

(iv)	Attendance at the EGM via Digital Platform

The Admitted Shareholders who attend the Meeting via Digital Platform made available by the Company will be considered present at the EGM (and able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 47, item III and §1 of CVM Resolution 81.

In turn, a shareholder who has already sent the Voting Ballot may also, if he/she wishes, register to attend the EGM via Digital Platform, provided that he/she does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply attend the EGM, whether or not he/she has sent the Voting Ballot; or (ii) attend and vote in the EGM, noting that, as to the shareholder who has already sent the Voting Ballot and who, if he/she wishes, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded.

It should be noted that the Digital Platform meets the requirements set forth in article 28, §1 and items I to III of CVM Resolution 81, namely: (a) the possibility of simultaneous manifestation and access to documents presented during the EGM that have not been made available previously; (b) full recording, by the Company, of the EGM; (c) the possibility of communication among attending shareholders; and (d) ensure the registration of the presence of the shareholders and their respective votes.

The Shareholders Meeting will be fully recorded, and therefore the Admitted Shareholder, by accessing the Digital Platform and attending the EGM, is aware of and authorizes the Company to record and make use of the EGM information, including that of the Admitted Shareholder as a participant in the EGM, consenting to the performance by the Company, as well as by third parties authorized by the Company, in compliance with applicable legal and regulatory limitations, of collection, classification, access, reproduction, transmission distribution, processing, filing, evaluation, control, transfer, dissemination, extraction, recording, organization, structuring, storage, sharing, adaptation, recovery, consultation, use, disclosure by transmission, dissemination or other form of making available, correlation or combination or restriction of the information contained in the EGM, including the Admitted Shareholder as a participant in the EGM, provided that the applicable laws and regulations are observed. The purposes of all the uses mentioned herein shall be for: (a) recording the possibility of manifesting and viewing the documents presented during the EGM; (b) recording the authenticity and security of the communications during the EGM; (c) recording the presence of the Admitted Shareholders at the EGM (d) recording the Admitted Shareholders votes at the EGM; (e) compliance with judicial, arbitral, legal, administrative, regulatory, or self-regulatory determinations; and (f) if the information is necessary to defend the rights of the Company and its managers in the judicial, arbitral, administrative, regulatory, and/or self-regulatory jurisdictions.

The Admitted Shareholder expressly acknowledges, understands and agrees that the recordings and their information will be used and processed by the Company for a period of five (5) years and, thereafter, may be deleted (unless by judicial, arbitral, legal, administrative, regulatory or self-regulatory determination or in the context of certain defense of the rights of the Company and its managers within the scope of a judicial, arbitral, administrative or self-regulatory proceeding). Each Admitted Shareholder declares that he/she is aware of the various processing of his/her information due to legal or regulatory obligations, of which the respective party controlling the data is an integral part, which is in the Admitted Shareholder's interest, according to his/her legitimate expectations, based on the support and promotion of the Company's activity. The Admitted Shareholder's rights over his/her personal data may be exercised, only in the manner possibly permitted by applicable laws and regulations, by express communication to the Company.

Any Admitted Shareholder who wishes to express their opinion on the EGM Agenda must use the Digital Platform to register such request, so that, the opportunity to speak out may be given to such Admitted Shareholder in the order in which such requests are received by the EGM Board. To maintain order and ensure the meeting progresses in a timely manner, a maximum time may be established for the manifestation of each participating shareholder.

Any written manifestation, sent to the EGM Board on the e-mail assembleiavirtual@eletrobras.com until the end of the EGM, by any Admitted Shareholder or his/her attorney-in-fact, will be attached to the EGM minutes, if expressly requested.

Shareholders who wish to have the opportunity to speak out on a matter not related to the Agenda of the EGM must use the usual communication channels for contact with the Company set forth in the Company’s Investor Relations area.

The Company is not responsible for connection problems that the Admitted Shareholders may experience and other situations that are not under the Company's control, such as internet connection instability or incompatibility of the Digital Platform with the Admitted Shareholder's equipment.

The Company strongly recommends that Admitted Shareholders: (a) test and familiarize themselves with the Digital Platform in advance in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM; and (b) access the Digital Platform at least thirty (30) minutes before the beginning of the EGM in order to avoid possible operational problems.

In order to assist its shareholders, the Company will provide remote technical support and make available to Admitted Shareholders a guide with basic instructions for accessing the EGM via Digital Platform.

Any questions or clarifications about the issues above may be solved or obtained, as the case may be, by contacting the Investor Relations Office, by means of the e-mail assembleiavirtual@eletrobras.com..

(v)	Voting Ballot

As provided for in CVM Resolution 81, pursuant to article 26, §1, item II, letter 'b', Eletrobras will make available, up to one (1) month before the date set for the Shareholders Meeting, the Voting Ballot in order to enable its shareholders to attend remotely, in accordance with the model made available on the Company's websites (https://ri.eletrobras.com/), CVM’s website (https://sistemas.cvm.gov.br/) and B3’s website (https://www.b3.com.br/pt_br/).

To attend the Shareholders Meeting through this method, the Company's shareholders must fill in the appropriate fields, sign the Voting Ballot and send it, up to seven (7) days prior to the date of the Shareholders Meeting, to: (a) Banco Bradesco S.A., the bookkeeping agent for the shares issued by the Company ("Bookkeeping Agent"); (b) the custody agent responsible for the custody of the shares issued by the Company to which they belong ("Custody Agent"), provided that they are qualified to receive the Voting Ballot under the terms of CVM Resolution 81; or, further, (c) the Company, directly, by mail or electronic mail.

To that end, Eletrobras informs that the Bookkeeping Agent, under the terms of the agreement signed with the Company, will receive the Voting Ballot at all of its network of bank branches throughout the national territory, subject to the procedures established by the Bookkeeping Agent. The shareholders or their representatives shall attend any bank branch of the Bookkeeping Agent, bearing valid, original identity document with photo and, in case of shareholders considered legal entities and/or represented by proxy, the competent representation documents must be presented, in addition to the Voting Ballot.

In addition, it should be noted that under CVM Resolution 81, Custodian Agents may, but are not required to, receive the Voting Ballots from the Company's shareholders. As a result, shareholders are recommended to check with the respective Custodian Agent whether it will provide such service, as well as its costs and procedures. In cases where the Custodian Agents chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, send the Voting Ballots directly to such agents.

Also, pursuant to CVM Resolution 81, shareholders who so wish may also forward the Voting Ballot directly to the Company, and in this case must observe the following rules:

(a)    the Voting Ballot will only be received when sent by e-mail to the following e-mail address: ombudsman-ri@eletrobras.com. The Company will not require the originals to be sent to it;

(b)   the Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and

(c)    the Voting Form sent directly to the Company must be accompanied by documentation proving the quality of shareholder or legal representative of the signing shareholder, thus observing the requirements and formalities indicated in item 1.3 (i) above.

Any Voting Ballot that is unaccompanied by the documentation necessary to prove the status of a shareholder, or to prove such shareholder’s representation will not be considered valid, and consequently will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81.

Any Voting Ballot that is received by the Bookkeeping Agent or the Custody Agent (as the case may be) or the Company up to seven (7) days prior to the date of the EGM pursuant to article 27 of CVM Resolution 81 will be accepted. Any Voting Ballot that is delivered after this term will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned term, should there remain items not filled out on the Voting Ballots submitted, the Company will consider them as an abstention from voting in relation to such matters.

2.	Clarifications of the Meeting Agenda

2.1            Redemption of Class A Preferred Shares

Due especially to the low liquidity of the Class A Preferred Shares (representing 0.006384% of the Company's capital stock), the Company's management proposes the Redemption of the Class A Preferred Shares, pursuant to article 16 of the Bylaws and article 44, §1 of the Brazilian Corporate Law.

The Company's management clarifies that the decision for the Redemption of Class A Preferred Shares was based on the legal authorization provided for in the Bylaws, aiming at the rationalization and simplification of the shareholding base, as well as the reduction of compliance.

If approved, the Redemption of the Class A Preferred Shares will occur without reduction of the Company's capital stock, upon payment of the gross amount of BRL48.4502 per Class A Preferred Shares ("Redemption Price"). The Redemption Price was set with reference to the net equity value of the share on September 30, 2022, to be supported by the Company with resources from the profit and/or reserve account (except the legal one, from unrealized profits, special mandatory dividends not distributed and tax incentives), pursuant to caption of article 44 of the Brazilian Corporate Law.

The term for payment of the Redemption Price as well as the related proceedings will be duly informed to the market, in particular to Class A Preferred Shareholders, at an appropriate and timely moment, in case the Redemption of Class A Preferred Shares is approved at the EGM.

If approved, 146,920 Class A Preffered Shares Shares will be cancelled and the Company's capital stock will be divided into 2,021,129,464 Common Shares, 279,941,393 Class B Preferred Shares and one (1) preferred share of special class (golden share) held by the Federal Government, without any change in its value.

Finally, in order to conform the wording of the Bylaws to the eventual cancellation of the Class A Preferred Shares, management proposes to amend them to (i) delete the reference to Class A Preferred Shares present in article 4, caption and item II of §1, in article 11, caption, paragraphs 4 and 5; and to (ii) delete §1 of article 11.

Additional information on the operationalization of the payment of the Redemption Price will be disclosed in due course by the Company, if the matter is approved by the shareholders.

2.2            Merger of Shares

(a)	Scope

The merger of shares is an instrument of corporate reorganization and concentration widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process and expansion of the competitiveness and efficiency of the group against competitors.

The main objective of the operation is to ensure that the parent company becomes the sole shareholder of its subsidiaries, giving minority shareholders of the latter the choice of migrating to the shareholder base of the former.

In the specific case of Eletrobras, this operation is justified as being in the interest of all parties concerned, since its subsidiaries CHESF, CGT Eletrosul, Furnas and Eletronorte have today in their corporate chart a group of minority shareholders who hold a small portion of the voting capital of these companies.

In this sense, from the standpoint of the minority shareholders of these controlled companies, it is logical and rational to migrate to the Eletrobras shareholder base, which is built upon the format of a publicly held company with dispersed capital in a true corporation model. In this sense, by becoming Eletrobras shareholders, these agents will have greater liquidity and political power, since they will no longer be minority shareholders in companies with a defined control and, for the most part, closed-capital companies. The only publicly-held subsidiary is CHESF, which is registered under Category A; but although CHESF is a publicly-held company, its shares are not admitted for trading (listing) on B3 and therefore lack liquidity, so its shareholders will also benefit from the merger of shares.

From the standpoint of Eletrobras' shareholders, this operation is equally relevant and justified, as it unlocks extremely relevant value levers associated with the management and organization of these subsidiaries, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

In this context, it is important to remember that the companies controlled by Eletrobras were established as segregated state-owned companies, and this is how they developed for many years, so that they came to acquire an inordinate complexity in their organizational and corporate structures, in compliance both with the Brazilian Corporate Law, in the chapter dedicated to semi-public companies, and, above all, with the robust and complex governance requirements brought with Law No. 13,303, of June 30th, 2016. And such structures, we must stress, were built and developed with numerous redundancies and overlaps, as if they were autonomous companies, either in their governance systems, or in the organization of their management, or in the construction and definition of their macroprocesses and strategic guidelines.

The formatting of a single shareholder for these subsidiaries will thus allow the very scope of action of these companies to be reviewed and rethought, with a view to: (i) the complete restructuring and simplification of their governance systems, focusing on leaner local administrations with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with the elimination of redundancies and efficiency gains in the operation of assets and execution of investment projects; (iii) strengthening of the role of Eletrobras in the strategic direction of its subsidiaries and in the definition of the optimal management model; and (iv) greater legal security in the decision-making process, in view of the absence of potential conflicting interests normally associated with the plurality of the shareholder base.

Thus, one can see that the main advantages of converting a simple subsidiary into a wholly-owned subsidiary reside in the moment after the operation, due to the remodeling of its scope of action, management and governance.

With regard to the optimization of the decision-making and organizational structure resulting from the transaction at issue, it is worth highlighting (i) reduction of costs and the time lapse associated with decisions taken at Shareholders Meeting, in view of the waiver of formalities portrayed in article 124, §4, of the Brazilian Corporate Law; (ii) elimination of redundancies and inefficiencies and efficient allocation of resources and people; (iii) full harmony between the strategic commands issued by Eletrobras and their execution by the Subsidiaries; (iv) greater protagonism of the Eletrobras executive board in monitoring and supervising the management of the Subsidiaries; and (v) greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

(b)	Concept of Merger of Shares

The merger of shares transaction is foreseen in article 252 of the Brazilian Corporate Law. The incorporation of shares can be characterized as the operation through which all shares issued by a company are transferred to another company by means of a capital increase of the latter (capitalization), without causing the extinction of the incorporated company, and the shares issued as a result of such capital increase are delivered to the shareholders of the company whose shares were incorporated, as a counterpart for such transfer. The company whose shares were merged becomes a wholly-owned subsidiary of the merging company.

Any fractions of shares issued by Eletrobras resulting from the Conversion shall be grouped into whole numbers and then sold on the B3-managed spot market after the effective implementation of the Conversion, pursuant to the terms of the Notice to Shareholders to be disclosed at the appropriate time by Eletrobras' management. The net proceeds from such sale shall be made available to the holders of the respective fractions in proportion to the fractions held by them.

It should be noted that the Company contributed BRL 8,908,218,681.83 to Furnas as an advance for future capital increase of Furnas (AFAC). On September 9, 2022, the Furnas shareholders approved, at a general meeting, the Company's capital increase for the purpose of capitalizing the AFAC, with the issuance of 21,711,623,440 shares, of which 16,937,677,906 common shares and 4,773,945,534 preferred shares. The period for Furnas minority shareholders to exercise their preemptive rights in relation to the aforementioned increase began on November 8, 2022, and ends on December 7, 2022.

For purposes of calculating the amount of the actual capital increase to be carried out at Eletrobras, in the amount of BRL119,360,374.59 shall be increased by BRL 0.4019 for each share issued by the Subsidiary that has been subscribed and paid up by the Subsidiary's minority shareholders in the scope of the exercise of the preemptive right referred to above, with the corresponding issuance increase of 0.0082 common share of Eletrobras for each 1 share of the Subsidiary object of exercise of such preemptive right.

The Company shall inform its shareholders, by means of a Notice to Shareholders to be disclosed on December 08, 2022 (i.e. on the business day subsequent to the end of the term for exercise of the preemptive right of Furnas' minority shareholders), whether such right has been exercised and, consequently, what will be the definitive amount to be considered as capital increase and issuance of shares of the Company arising exclusively from the Furnas Merger of Shares, within the ranges indicated in the agenda of the meeting.

(c)	Exchange Ratio

Article 224 of the Brazilian Corporate Law establishes that the criteria used to determine the replacement ratio of shares of the acquired company with new shares of the acquiring company must be disclosed in the merger protocol and justification (Protocolo e Justificação), by free stipulation between the companies involved.

As informed in the Merger Protocols and Justification presented in ANNEXES 2 to 5, the Company's and the Subsidiaries' managers propose an exchange ratio based on the book net equity of the shares of the companies involved, as indicated in the Accounting Appraisal Reports provided in ANNEXES 6 to 10.

Furthermore, the Company's management, in compliance with article 22 of CVM Resolution 81, discloses the information indicated in Annex I of said resolution (ANNEX 11).

Furthermore, article 252, caption of the Brazilian Corporate Law foresees the need for approval of the incorporation of shares also by the Shareholders Meeting of the incorporated company (in this case, of each of the Subsidiaries).

It is important to note that article 264 of the Brazilian Corporate Law, which deals with the merger of shares of a controlled company into its parent company, foresees that the shareholders of the merged company be presented with the valuation of both companies involved based on the criterion of net worth at market price or another criterion accepted by CVM. The Art. 264 Appraisal Reports were prepared precisely for this purpose and are made available for consultation to the Company's shareholders as ANNEXES 12 to 16.

The impacts of the amounts indicated in the Art. 264 Appraisal Reports, particularly with regard to the provisions of §3º of article 264 of the Brazilian Corporate Law, are presented in the Protocols and Justification, as well as in item (d) (Right of Withdrawal) below.

ANNEX 17 to this Proposal contains the information required by Attachment L to CVM Resolution 81, which refers to the information related to the appraisers responsible for preparing the appraisal reports also attached to this Proposal.

(d)	Right of Withdrawal

In the merger of companies, the shareholders of the merged company who abstain from voting, vote against or do not attend the respective Shareholders Meeting that approves the merger ("Dissenting Shareholders") may withdraw from the company by reimbursing the value of their shares, as provided for in article 136, item IV, and article 137 of the Brazilian Corporate Law. For clarification purposes, the shareholders who do not hold voting rights on the resolution in question (such as, in this shareholders (such as, in this case, the holders of preferred shares) will be considered as Dissenting Shareholders.

Article 252 of the Brazilian Corporate Law extends this right of withdrawal to the Dissenting Shareholders of the acquiring and acquired company in a merger of shares transaction.

However, we point out that, under the terms of article 137, item II, of the Brazilian Corporate Law - which is also referred to in paragraphs 2 and 3 of article 252 and, therefore, also applies to merger of shares operations - "the holder of a share of a type or class that has liquidity and dispersion in the market shall not have the right of withdrawal”.

The Company's shareholders, except holders of Class A Preferred Shares, do not have rights of withdrawal as a result of the merger of shares proposed herein, to the extent that the shares held by them have liquidity, since they are included in the B3 indexes, and have dispersion, since the Company does not have a controlling shareholder and, therefore, no shareholder holds more than half of the shares of any kind or class.

The only shareholders of the Company that have rights of withdrawal as a result of the operation are the holders of Class A Preferred Shares. This is because such shares have no liquidity, since they are not part of any stock exchange trading index. It should be noted that if the Redemption of Class A Preferred Shares is approved in the Shareholders Meeting, as proposed herein, there will be no rights of withdrawal for holders of such shares, since the delisting and cancellation of this class of shares will have been approved prior to the resolution of the merger of shares, therefore.

In exchange for the exercise of the right to withdraw by the Dissenting Shareholders, they shall receive the value of their shares, calculated pursuant to article 45, §1 of the Brazilian Corporate Law, with due regard for the right to request the preparation of a special balance sheet, in compliance with the provisions of article 45, §2 of the Brazilian Corporate Law. In this sense, the refund amount shall correspond to the book asset value per share calculated based on the net equity contained in the Company's Consolidated Financial Statements of December 31, 2021, approved at the Company's ordinary shareholders’ meeting held on April 22, 2022.

As for the Subsidiaries, since they are privately held companies (except for CHESF), they are not part of any stock exchange trading index and, therefore, they do not have liquidity. With regard to CHESF, although it is a publicly-held company, its shares are not admitted for trading (listing) on the B3 and, therefore, they are not part of any index and therefore do not have liquidity. Thus, all Dissenting Shareholders of the Subsidiaries will have rights of withdrawal as a result of the merger of shares of the Subsidiaries by Eletrobras.

With regard to a merger of shares of a company into its respective parent company (as is the case of the merger of shares proposed herein), article 264, §3 of the Brazilian Corporate Law establishes that if the exchange ratio of shares of the acquired company for shares of the acquiring company is less favorable than that indicated in the appraisal report prepared for purposes of article 264 of the Brazilian Corporate Law, the right of withdrawal of the Dissenting Shareholders, provided they so request in due time, shall be calculated on the basis of the appraisal value indicated in the report in question.

In this sense, it should be noted that the exchange ratio of shares of the Subsidiaries for shares of Eletrobras in the context of the mergers of shares calculated based on the Art. 264 Appraisal Reports are shown to be more advantageous to the shareholders of the Subsidiaries than the exchange ratio proposed in the Protocols and Justification, that is, the one calculated based on the Accounting Appraisal Reports.

Thus, the provisions of article 264, § 3, of the Brazilian Corporate Law will be applied to the Dissenting Shareholders of CHESF and Furnas, so that they may choose between having their possible withdrawal right calculated based on the provisions of article 45 of the Brazilian Corporate Law, that is, (i. a) with regard to CHESF, three hundred and sixty-nine Brazilian reais and thirty-six cents (BRL 369.36) per preferred share (noted that all the common shares are held by the Company) and; (i.b) with regard to Furnas, BRL 0.3968 per common share or preferred share; or (ii) the amount calculated in the Article 264 Appraisal Report of the respective Subsidiary, that is, (ii. a) with regard to CHESF, four hundred and thirty-nine Brazilian reais and thirty-six cents (BRL 439.70) per preferred share; (ii.b) with regard to Furnas, BRL 0.6337 per common share or preferred share.

It should also be noted that the exchange ratio for CGT Eletrosul and Eletronorte shares for Eletrobras shares in the context of the merger of shares calculated on the basis of the Appraisal Reports under article 264 is considered not to be as advantageous for the shareholders of the Subsidiaries as the exchange ratio proposed in the Protocols and Justification, i.e., the one calculated on the basis of the Book-Valuation Appraisal Reports.

Therefore, the provisions of article 264, §3, of the Corporation Law do not apply to the Dissenting Shareholders of CGT Eletrosul and Eletronorte, so the withdrawal rights of the Dissenting Shareholders of CGT Eletrosul and Eletronorte will be calculated, except if a special balance sheet is requested, based on the provisions of article 45 of the Brazilian Corporate Law, and is, therefore, equivalent to the value of the net book equity contained in the financial statements of the respective Subsidiary as of December 31, 2021, approved at the ordinary general meeting of CGT Eletrosul and Eletronorte, that is (i) with respect to CGT Eletrosul, equivalent to zero Brazilian reais one hundred and eighty-eight thousandths of a cent (BRL 0.0182) per share; and (ii) with respect to Eletronorte, equivalent to one hundred and twenty-seven Brazilian reais and two thousand one hundred and fifty-two thousandths of a cent (BRL 127.2152) per share.

Pursuant to the procedure set forth in article 137, IV, of the Brazilian Corporate Law, for purposes of the exercise of the withdrawal right, the Dissenting Shareholders shall express their opinion within thirty (30) days from the publication of the minutes of the Meeting, including the Dissenting Shareholders of CHESF and Furnas, indicating their option for the withdrawal calculated based on article 45 or § 3 of article 264 of the Brazilian Corporate Law, as indicated above.

As provided for in article 137, § 3, of the Brazilian Corporate Law, in the ten (10) days following the end of the term for exercise of the right of withdrawal, if the Company's management bodies understand that the payment of the reimbursement amount of the shares to the Dissenting Shareholders that exercised their right of withdrawal will put at risk the Company's financial stability, they may call a general meeting to ratify or reconsider the resolution. Notwithstanding, the merger of shares is effective from the date of the Meeting, pursuant to §3 of article 252 of the Brazilian Corporate Law.

The date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no shareholders’ withdrawal or reimbursement payment.

Moreover, the reimbursement of shares may be paid to the account of profits or reserves, except the legal reserve, in which case the reimbursed shares will remain in treasury, as provided for in article 45, §5 of the Brazilian Corporate Law.

Detailed information on the merger of shares proposed herein can be found in the Legal Protocols and Justification (Protocolos e Justificação).

ANNEX 18 to this proposal contains the information required by Annex H to CVM Resolution 81, which refers to the information related to the right of withdrawal to which the Dissenting Shareholders of this General Shareholders Meeting, holders of Class A Preferred Shares, will be entitled in the context of the Merger of Shares.

3.	Conclusion of the Board of Directors

The members of the Board of Directors present at the 958th Board of Directors Meeting, taking into consideration the information provided by their external advisors, approved this Proposal and the convening of the General Shareholders Meeting and the AESP, for resolution by its shareholders.

In compliance with Annex I of CVM Resolution No. 81, dated March 29, 2022, we inform that the matters addressed in items 2 to 5 (Merger of Shares) were analyzed by the Executive Board, by the Fiscal Council, by the Audit and Risk Committee and by the Strategy, Governance and Sustainability Committee of the Company, who unanimously expressed a favorable opinion, as per ANNEX 26, ANNEX 19, ANNEX 19-A, ANNEX 20 and ANNEX 21, respectively. Finally, we inform you that the managers have engaged independent legal counsel to evaluate this Proposal and its terms, whose copy can be found in ANNEX 22.

The directors recommend that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions and approve them at the end, as they understand that they are in the best interest of the Company, according to all the content described herein.

Rio de Janeiro, December 05, 2022

Ivan de Souza Monteiro

Chairman of the Board of Directors

LIST OF ANNEXES – EGM

All documents relating to the matters to be deliberated on by the 185th EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

ANNEX 1	Power of Attorney Template
ANNEX 2	CHESF Protocol and Justification
ANNEX 3	Furnas Protocol and Justification
ANNEX 4	CGT Eletrosul Protocol and Justification
ANNEX 5	Eletronorte Protocol and Justification
ANNEX 6	Eletrobras Accounting Appraisal Report
ANNEX 7	CHESF Accounting Appraisal Report
ANNEX 8	Furnas Accounting Appraisal Report
ANNEX 9	CGT Eletrosul Accounting Appraisal Report
ANNEX 10	Eletronorte Accounting Appraisal Report
ANNEX 11	Information on the Merger of Shares (Annex I of CVM Resolution 81)
ANNEX 12	Eletrobras Article 264 Appraisal Report
ANNEX 13	CHESF Article 264 Appraisal Report
ANNEX 14	Furnas Article 264 Appraisal Report
ANNEX 15	CGT Eletrosul Article 264 Appraisal Report
ANNEX 16	Eletronorte Article 264 Appraisal Report
ANNEX 17	Information on appraisers in the context of the Mergers of Shares (Annex L of CVM Resolution 81)
ANNEX 17-A	Taticca’s Proposal
ANNEX 17-B	EY’s Proposal
ANNEX 18	Information on right of withdrawal in the context of the Mergers of Shares (Annex H of CVM Resolution 81)
ANNEX 19	Minute of Eletrobras’ Fiscal Council Meeting
ANNEX 19-A	Eletrobras’ Fiscal Council Opinion

ANNEX 20	Minute of Eletrobras’ Audit and Risk Committee Meeting
ANNEX 21	Minutes of the Strategy, Governance and Sustainability Committee Meeting
ANNEX 22	Legal Opinion
ANNEX 23	Changes to be promoted in the Bylaws, with comparative table and legal and economic effects
ANNEX 24	Consolidated Bylaws
ANNEX 25	Minutes of the Eletrobras Board of Directors Meeting
ANNEX 26	Minutes of the Eletrobras Executive Board Meeting

The Company, by its Investor Relations Department, through the telephone numbers (55)(21)2514-6333 or (55)(21)2514-6331, e-mails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com, is at your entire disposal for further clarifications about the 185th Extraordinary Shareholders’ Meeting.

ANNEX 1

Power of Attorney Template

ANNEX 1

Power of Attorney Template

POWER OF ATTORNEY
[shareholder name], [qualification] (“Grantor”), in the capacity of shareholder of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Company”), appoints and constitutes as its attorneys-in-fact: (i) CRISTIANE VIEIRA DE PAIVA VILLELA, brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under No. 133.775 and with the CPF/ME under No. 087.515.597-90, to vote IN FAVOR on the matter included in the Agenda, according to the orientation expressed by the Grantor in this Power of Attorney, as detailed below; (ii) ROBERTA PADILHA CARESTIATO,brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under No. 82.368 and with the CPF/ME No. 011.642.927-57,to vote AGAINST the matter included in the Agenda, according to the orientation expressed by the Grantor in this Power of Attorney, as detailed below; and (iii) LUCIANA MELLO PETRUCIO,brazilian, lawyer, with business address in Quitanda’s Street, No. 196, 6th floor, Center, Rio de Janeiro/RJ, registered with OAB/RJ under 113.842 and with the CPF/ME No. 051.652.517-48,to ABSTAIN from voting on the matter on the Agenda, according to the direction expressed by the Grantor in this Power of Attorney, as detailed below; granting them powers to attend, examine, discuss, vote and, as the case may be, sign the minutes and the Shareholders' Attendance List, on behalf of the Grantor, at the Company’s 185th Extraordinary Shareholders Meeting (“EGM”) to be held on January 05,2023, at 2pm, fully digitally, pursuant to article 124, paragraph 2-A of Law No. 6,404, of December 15th, 1976 ("Brazilian Corporation Law"), of article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3 of CVM Resolution No. 81, of March 29th, 2022 ("CVM Resolution 81"), and of article 18, paragraph 1, of the Company's Bylaws, through the digital platform Zoom, according to the participation guidelines contained in the Call Notice and in the Management Proposal of the EGM, in strict compliance with the guidance set forth below, about the following matters contained in the Agenda, being allowed to subrogate, with equal reserve, the powers herein granted by means of this Proxy instrument.
Agenda
1. Redemption of Class A Preferred Shares
Subitem (i). As authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares in the amount of BRL 48.4502 per per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares ("Redemption of Class A Preferred Shares").
In favor ☐	Against ☐	Abstention ☐
Subitem (ii). Subject to the approval of the resolution in subitem (i) of item 1 above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of pargraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.
In favor ☐	Against ☐	Abstention ☐

2. CHESF Merger of Shares
Subitem (i). Subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) of this item 2, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively).
In favor ☐	Against ☐	Abstention ☐
Subitem (ii). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) of this item 2, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF ("CHESF Accounting Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (iii). Subject to the approval of the resolutions in item 6 below and the resolution in subitems (i) to (ii) of this item 2, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (iv). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) of this item 2, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (v). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) of this item 2, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (vi). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) of this item 2, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the fiscal year in progress.
In favor ☐	Against ☐	Abstention ☐
Subitem (vii). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) of this item 2, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

3. CGT Eletrosul Merger of Shares
Subitem (i). Subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) of this item 3, to approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively).
In favor ☐	Against ☐	Abstention ☐
Subitem (ii). Subject to the approval of the resolutions provded for in item 6 below and in subitem (i) of this item 3, ratify the appointment of Taticca as the appraisal company resoponsible for preparing the appraisal reports on the net book equity evalue of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”).
In favor ☐	Against ☐	Abstention ☐
Subitem (iii). Subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) of this item 3, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) of item 2 above) and the CGT Eletrosul Accounting Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (iv). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) of this item 3, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (v). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) of this item 3, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (v) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (vi). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) of this item 3, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of of the Company’s capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year.
In favor ☐	Against ☐	Abstention ☐
Subitem (vii). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) of this item 3, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Merger of Shares, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

4. Furnas Merger of Shares
Subitem (i). Subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) of this item 4, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Share Merger” and “Furnas Protocol and Justification”, respectively).
In favor ☐	Against ☐	Abstention ☐
Subitem (ii). Subject to the approval of the resolutions provided for in item 6 below and in subitem (i) of this item 4, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”).
In favor ☐	Against ☐	Abstention ☐
Subitem (iii). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) of this item 4, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under subitem (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (iv). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) of this item 4, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Furnas ("Furnas Article 264 Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (v). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) of this item 4, aprove the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) above) and the Furnas Article 264 Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (vi). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) of this item 4, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal.
In favor ☐	Against ☐	Abstention ☐

Subitem (vii). Subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) of this item 4, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
5. Eletronorte Merger of Shares
Subitem (i). Subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) of this item 5, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively).
In favor ☐	Against ☐	Abstention ☐
Subitem (ii). Subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) of this item 5, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (iii). Subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) of this item 5, approve the Eletrobras Accounting Appraisal Report (if not already approved under subitem (iii) of items 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report.
In favor ☐	Against ☐	Abstention ☐
Subitem (iv). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) of this item 5, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Eletronorte ("Eletronorte Article 264 Appraisal Report").
In favor ☐	Against ☐	Abstention ☐
Subitem (v). Subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) of this item 5, aprove the Eletrobras Article 264 Appraisal Report. (if not approved under subitem (v) of items 2, 3 or 4 above)
In favor ☐	Against ☐	Abstention ☐
Subitem (vi). Subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) of this item 5, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year.
In favor ☐	Against ☐	Abstention ☐

Subitem (vii). Subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (vi) of this item 5, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
6. Reform and Consolidation of the Bylaws
If any of the resolutions provided for in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Mergers of Shares that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.
In favor ☐	Against ☐	Abstention ☐

[City], [date] 2022

Grantor
[Name]
[CPF / CNPJ]

ANNEX 2

CHESF Protocol and Justification

ANNEX 2

Protocol And Justification CHESF

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

This private instrument is executed by the managers of the parties qualified below ("Parties"):

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, "A" class publicly-held company, headquartered in Brasília, in the Federation Unit Distrito Federal, at Quadra SEPN 504, Bloco D, 504, rooms 306 e 307, 3rd floor, Edifício Centrocorp Portinari, enrolled in the National Register of Legal Entities of the Ministry of Economy ("CNPJ") under No. 00.001.180/0001-26, with its acts of incorporation registered with the Board of Trade of the State of Distrito Federal under NIRE 53300000859, herein represented pursuant to its Bylaws ("Eletrobras"); and

B.              COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO S.A., “A” class publicly-held company, headquartered at Q SEPN 504 Bloco D, 504, Asa Norte, Brasilia-DF, and enrolled with the CNPJ under No. 00.357.038/0001-16, with its acts of incorporation registered with the Board of Trade of the Federation Unit Distrito Federal, herein represented in the form of its bylaws ("Subsidiary" and, jointly with Eletrobras, "Companies").

WHEREAS:

(a)              Eletrobras, on this date, holds fifty four million, one hundred and fifty one thousand and eighty one (54,151,081) common shares and one million five hundred and seventeen thousand eight hundred and eighty-six (1,517,886) preferred shares issued by the Subsidiary, representing one hundred percent (100%) of its voting capital and ninety nine point fifty eight percent (99.58%) of its total capital stock; while the remaining amount of shares issued by the Subsidiary is held by a widespread shareholder base; and

(b)             For the reasons set forth herein and subject to the terms and conditions herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Company, including, without limitation, the approval of their respective shareholders, understand that it is favorable to both Companies to implement the merger of all the shares issued by the Subsidiary into Eletrobras, so that, upon completion of the respective operation, the Subsidiary becomes a wholly-owned subsidiary of Eletrobras ("Merger of Shares");

HEREBY, the Parties resolve to execute, in the best form of law, the present Protocol and Justification of the Merger of Shares ("Protocol"), whose purpose is to establish, pursuant to articles 224, 225, 252 and 264 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and of CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), the conditions of the Merger of Shares, which shall be timely submitted to the resolution of the other governance bodies of the Companies, as applicable, especially to the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger of Shares. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger of Shares, with the consequent conversion of the Subsidiary into a wholly-owned subsidiary of Eletrobras and the issuance, based on the Exchange Ratio (as defined below), of new registered, book-entry common shares with no par value by Eletrobras to be assigned to the shareholders of the Subsidiary in proportion to their interest in the latter's capital stock, pursuant to article 252 of the Brazilian Corporation Law.

1.2.           Justification of the Merger of Shares. The Merger of Shares is a reorganization and corporate concentration instrument widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process, and expansion of the group's competitiveness and efficiency against competitors.

1.2.1	The main purpose of the Share Merger is to ensure that Eletrobras becomes the sole shareholder of the Subsidiary, giving the Subsidiary's shareholders the choice of migrating to Eletrobras' shareholder base.

1.2.2	The Merger of Shares is justified as being in the Companies' interest, considering that the Subsidiary currently has in its corporate structure a group of shareholders that hold a small portion of the Subsidiary's voting capital stock. In this sense, from the Subsidiary's minority shareholders' point of view, it is logical and rational to migrate to Eletrobras' shareholder base, which is constituted on the format of a publicly-held company with dispersed capital in the corporation model. In this sense, upon becoming an Eletrobras shareholder, these agents will have greater liquidity and political power, since they will no longer be minority shareholders in a company with defined control.

1.2.3	From the standpoint of Eletrobras' shareholders, the Merger of Shares is equally relevant and justified, to the extent that it unlocks extremely relevant value levers associated with the management and organization of the Subsidiary, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

1.2.4	It is important to remember that the Subsidiary was constituted as a segregated state-owned company, and thus developed for many years, so that it came to acquire an inordinate complexity in its organizational and corporate structure, in compliance both with the Brazilian Corporation Law, in the chapter dedicated to mixed economy companies, and, above all, with the robust and complex governance requirements brought with Law No. 13,303/2016. This structure, we must stress, was built and developed with numerous redundancies and overlaps, as if it were an autonomous company, whether in its governance system, or in the organization of its management, or in the construction and definition of its macroprocesses and strategic guidelines.

1.2.5	The formatting of a single shareholder for the Subsidiary will thus allow the Subsidiary's own scope of action to be reviewed and rethought, in order to: (i) complete restructuring and simplification of its governance system, focusing on a leaner local administration with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with the elimination of redundancies and gains in efficiency in the operation of assets and execution of investment projects (iii) strengthening of Eletrobras' role in the Subsidiary's strategic direction and in the definition of the optimal management model; and (iv) greater legal certainty in the decision-making process, given the absence of potential conflicting interests normally associated with the plurality of the shareholder base.

1.2.6	It can be seen that the main advantages of converting the Subsidiary into a wholly-owned subsidiary reside in the moment after the Merger of Shares, due to the remodeling of its scope of action, management, and governance.

1.3.           Benefits to the Parties with the Merger of Shares. With regard to the optimization of the decision-making and organizational structure resulting from the Merger of Shares, it is also worth highlighting: (i) reduction of costs and time lapse associated with the decisions taken in shareholders’ meetings, since the formalities set forth in article (ii) elimination of redundancies and inefficiencies and efficient allocation of resources and people; (iii) full harmony between the strategic commands issued by Eletrobras and their execution by the Subsidiary; (iv) greater role for Eletrobras' executive board in monitoring and supervising the Subsidiary's management; and (v) greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

2.               PROTOCOL

2.1.           Current Corporate Structure of the Subsidiary. The Subsidiary is a publicly-held company, whose capital stock, at the moment immediately before the Merger of Shares, will be nine billion, seven hundred and fifty-three million, nine hundred and fifty-three thousand, four hundred and seventy-one Brazilian reais and fifty-eight cents (BRL 9,753,953,471.58), fully subscribed and paid up, represented by fifty-five million, nine hundred and four thousand, eight hundred and ninety-five (55,904,895) shares, all book-entry and with no par value, being fifty-four million, one hundred and fifty-one thousand and eighty-one (54,151,081) common shares and one million, seven hundred and fifty-three thousand, eight hundred and fourteen (1,753,814) preferred shares, which will be distributed on the date of the Subsidiary's Extraordinary Shareholders’ Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares	Preferred Shares
Eletrobras	54,151,081	1,517,886
Others	-	235,928
Total	54,151,081	1,753,814

2.2.           Current Corporate Structure of Eletrobras. Eletrobras is a category A listed company, whose shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão ("B3"). On this date Eletrobras' capital stock is sixty-nine billion, eight hundred thirteen million, seven hundred and forty thousand, two reais and fifty-two cents (R$69,813,740,002.52), represented by two billion, three hundred and one million, two hundred and twenty seven thousand, seven hundred and seventy seven (2,301,227,777) shares, all book-entry and without par value, being two billion, twenty one million, one hundred and thirty nine thousand, four hundred and sixty four (2,021,139,464)common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class "B" preferred shares and one (1) special class preferred share owned by the Federal Government, which will be distributed as follows on the date of the Eletrobras Extraordinary Shareholders’ Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares	Class A Preferred Shares	Class B Preferred Shares	Special Class Shares
Federal Government	667,888,884	-	493	1
Others	1,353,250,580	146,920	279,940,900	-
Total	2,021,139,464	146,920	279,941,393	1

2.3.           Exchange Ratio. Due to the Merger of Shares and considering the corporate structures described in Clauses 2.1 to 2.2 above, it was established that each shareholder of the Subsidiary shall receive 7,9948 common share issued by Eletrobras for each one (1) preferred share issued by the Subsidiary held by him/her to be merged by Eletrobras ("Exchange Ratio").

2.3.1.      Exchange Ratio Determination. The Exchange Ratio was freely negotiated, agreed upon and settled between the management of Eletrobras and of the Subsidiary, as independent parties, and, in this sense, it was determined that the Exchange Ratio will be the one resulting from the comparison of the value of the net book equity of each one of the Companies, considering the base date of June 30, 2022 (i.e, the base date of the last quarterly financial information (ITR of the 2nd quarter) raised by the Companies for the purposes of compliance with the regulatory requirements of Eletrobras), with the support of the evaluation reports of the value of the net book equity of the Companies prepared by the independent appraisal company Taticca Auditores Independentes S.S., simple company, with head office in the city of São Paulo-SP, Rua Doutor Geraldo Campos Moreira, No. 375, Room 51, Cidade Monções, CEP 04.571-020, enrolled with the CNPJ/ME under No. 20.840.718/0001-01 ("Taticca"), with the same base date, which are part of the Eletrobras’ management proposal, concerning the Merger of Shares, as Annex 6 and Annex 7 (together, "Accounting Appraisal Reports" and, individually, "Accounting Appraisal Report").

2.4.           Eletrobras Capital Increase. Pursuant to article 252, paragraph 1, of the Brazilian Corporation Law, the Merger of Shares shall result in an increase of Eletrobras' capital stock in the total amount of ninety-one million, eight hundred and ninety-five thousand, one hundred and seventy-three Brazilian reais and nine cents (BRL 91.895.173,09), equivalent to the value of the net book equity of the shares issued by the Subsidiary not yet held by Eletrobras and that, as a result of the Merger of Shares, shall become the property of Eletrobras, and this amount was determined in the Subsidiary's Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by Eletrobras, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by Eletrobras, including the participation in the results of the current fiscal year ("New Eletrobras Shares").

2.4.1.      Preemptive Right. The current shareholders of Eletrobras will not have preemptive rights in the subscription of the New Eletrobras Shares, pursuant to the terms of article 252, paragraph 1, of the Brazilian Corporation Law.

2.4.2.      Delivery of the New Eletrobras Shares. Pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the Subsidiary's officers shall be authorized by the shareholders of such company to subscribe, in the place of each Subsidiary's shareholder (except Eletrobras), the portion of New Eletrobras Shares they are entitled,based on the Exchange Ratio. The officers of Eletrobras, on the other hand, must be authorized by its shareholders to deliver such New Eletrobras Shares pursuant to the terms indicated above.

2.4.3.      Payment of the New Eletrobras Shares. The New Eletrobras Shares will be paid in by the shareholders of the Subsidiary (except Eletrobras) upon the contribution of the respective shares issued by the Subsidiary that they own to Eletrobras' capital, as a consequence of the Merger of Shares.

2.4.4.      Fractions of Shares. Any fractions of shares issued by Eletrobras resulting from the Merger of Shares shall be grouped into whole numbers and then sold on the cash market managed by B3 after the consummation of the Merger of Shares, pursuant to the notice to shareholders to be disclosed in due course by Eletrobras management. The amounts obtained in said sale, net of applicable fees, shall be made available to the shareholders of the Subsidiary holding the respective fractions in proportion to their interest in each share merged by Eletrobras.

2.4.5.      Eletrobras’ Bylaws Amendment. Due to the capital increase of Eletrobras resulting from the Merger of Shares, as well as due to the issuance of the New Eletrobras Shares, the caput of article 4 of Eletrobras' Bylaws shall be amended to reflect the new value of the capital stock and number of shares of the company. The new wording of the article shall depend on whether or not the shareholders of Eletrobras have approved, at the same shareholders’ meeting at which the Merger of Shares will be put up for discussion, the redemption of the class "A" preferred shares ("Redemption of PNA Shares"). In this sense, the caput of article 4 of Eletrobras' Bylaws could read as follows:

In case of approval of the Redemption of PNA Shares:

“Article 4 The capital stock is BRL 69,905,635,175.61, divided into 2,023,025,653 common shares, 279,941,393 class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value; there are no class "A" preferred shares issued by the Company.”

In case the Redemption of PNA Shares is not approved:

“Article 4 The capital stock is BRL 69,905,635,175.61, divided into 2,303,113,966 common shares, 146.920 class "A" preferred shares, 279.941.393 class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry shares with no par value.”

2.4.6.      Notwithstanding the above provisions, on the same date on which the Merger of Shares is resolved by Eletrobras shareholders, a decision will also be made regarding the possible merger of shares in Furnas - Centrais Elétricas S.A., Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil and Centrais Elétricas do Norte do Brasil S.A. Thus, the final amount of capital stock and number of Eletrobras shares indicated above may be altered as a result of these other operations.

2.4.7.      Subsidiary’s Bylaws Amendment. The Merger of Shares will not imply any amendment to the Subsidiary’s bylaws.

2.5.           Eletrobras Corporate Structure after the Merger of Shares. With the approval of the Merger of Shares and of its respective capital increase, with the consequent issuance of the New Eletrobras Shares and their delivery to the shareholders of the Subsidiary (except for Eletrobras itself), there shall be no relevant change in the distribution of the shares issued by Eletrobras since it already has dispersed capital (i.e., without a defined lead company) and the delivery of the new shares to the minority shareholders of the Subsidiary shall not affect this situation. Furthermore, as emphasized earlier in this instrument, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible merger of shares in Furnas - Centrais Elétricas S.A., Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S.A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte will also be resolved. Therefore, the final amount of capital stock and number of common shares indicated above may change as a result of these other transactions.

2.6.           Corporate Structure of the Subsidiary after the Merger of Shares. Upon approval of the Merger of Shares and the respective delivery to Eletrobras of the shares held by the shareholders in the Subsidiary (except for the shares already held by Eletrobras), the Subsidiary will become a wholly-owned subsidiary of Eletrobras and, consequently, the Subsidiary's capital stock will be fully owned by Eletrobras, as follows:

Shareholder	Common Shares	Preferred Shares
Eletrobras	54,151,081	1,753,814
Total	54,151,081	1,753,814

2.7.           Appraisal Report for purposes of Article 264. Since the Merger of Shares is an operation between parent company and subsidiary, the Subsidiary's shareholders shall be presented an appraisal report of each Company prepared pursuant to article 264 of the Brazilian Corporation Law, to this end, Ernst & Young Assessoria Empresarial Ltda. was hired, a limited liability company, headquartered in the city of São Paulo-SP, at Avenida Presidente Juscelino Kubitschek, nº 1909, Vila Nova Conceição, CEP 04.543-907, SP Corp Tower Torre Norte, 9º Andar, Conjunto 91, enrolled with the CNPJ/ME under No. 59.527.788/0001-31 ("EY"), was retained to prepare the respective reports, with base date as of June 30, 2022 (that is, the same base date as the Accounting Appraisal Reports), which are part of the Eletrobras’ management proposal, concerning the Merger of Shares, as Annexes 12 and 13 (jointly, "Article 264 Appraisal Reports" and, individually, "Article 264 Appraisal Report").

2.7.1.      If the share exchange ratio resulting from the Merger of Shares were calculated based on the Appraisal Reports of Article 264, 8,7260 common shares issued by Eletrobras would be attributed for each one (1) share issued by the Subsidiary held by its shareholders (except for Eletrobras itself). Thus, it is verified that such exchange ratio based on the Appraisal Reports of Article 264 is more favorable to the shareholders of the Subsidiary than the Exchange Ratio effectively proposed to such shareholders as indicated in Clause 2.3 above.

2.7.2.      Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporation Law shall apply, so that the Dissenting Shareholders (as defined bellow) of the Subsidiary may choose between having their occasional right to withdraw calculated in the Appraisal Report of Article 264 referring to the Subsidiary, as detailed in Clause 2.9 below.

2.8.           Assembly Ratification of the Choice of Assessors. The hiring of the appraisal companies responsible for the survey and delivery of the Accounting Appraisal Reports and the Article 264 Appraisal Reports (namely, Taticca and EY, respectively) must be ratified by the Companies' shareholders, at their respective shareholders’ meetings called to deliberate on the Merger of Shares.

2.8.1.      Statement from the Appraisal Companies. The appraisal companies indicated above declared, in their respective appraisal reports, (i) that there is no conflict or communion of interests, current or potential, with the Companies shareholders, or, also, regarding the Merger of Shares, as the case may be; and (ii) that the Companies shareholders or management have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work described herein considering the broad and notorious experience they have in the preparation of reports and appraisals of this nature.

2.8.2.      Costs. The costs related to hiring the appraisal companies for preparing the Accounting Appraisal Reports and the Article 264 Appraisal Reports shall be equally apportioned between Eletrobras, the Subsidiary and each one of the other companies that may have their shares merged by Eletrobras in the process in question (namely, Furnas – Centrais Elétricas S.A, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S. A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S. A. - Eletronorte).

2.8.3.      Equity Variations.. The other equity variations that occurred in the Companies between the base date of the Accounting Appraisal Reports (that is, June 30, 2022) and the date on which the Merger of Shares is carried out will continue to be supported and accounted for by them, and should be recorded in their respective accounting books, without any impact on the Merger of Shares.

2.9.           Right to Withdrawal. As provided for in article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporations Law, if the Merger of Shares is consummated, the right to withdraw will be assured to Dissenting Shareholders (as defined below): (a) of Eletrobras, holders of class "A" preferred shares, if the Redemption of PNA Shares is not approved; and (b) of the Subsidiary, holders of any type or class of share (“Right to Withdraw”).

2.9.1.      Dissenting Shareholders. For the purposes of exercising the Right to Withdraw, shareholders who reject or abstain from the respective resolution on the Merger of Shares, as well as those that do not attend the respective Extraordinary Shareholders Meeting of Eletrobras or of the Subsidiary that resolves on the same, or, further, those whose shares do not grant the right to vote, shall be deemed dissenting shareholders (“Dissenting Shareholders”). The reimbursement of the value of the shares shall only be assured in relation to the shares that the Dissenting Shareholder is the uninterrupted and proven holder of since (i) December 05, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the Merger of Shares and containing the terms and conditions of the Merger of Shares, until (ii) the date of the exercise of the Right to Withdraw, pursuant to article 137, paragraph 1, of the Brazilian Corporation Law.

2.9.2.      Term of Exercise. According to the procedure provided for in article 137, IV, of the Brazilian Corporation Law, in order to exercise the Right to Withdraw, Dissenting Shareholders must manifest within thirty (30) days from the publication of the minutes of the shareholders’ meeting that approves the Merger of Shares, including indicating its option for recess calculated on the basis of article 45 or paragraph 3 of article 264 of the Brazilian Corporation Law, as indicated in Clause 2.9.1 above.

2.9.3.      Number of Shares Subject of the Right to Withdraw. The Right to Withdraw may only be exercised with respect to the totality of the shares held as of the close of trading on December 05, 2022 by the Dissenting Shareholder, thus partial exercise is not permitted.

2.9.4.      Right of Retraction. As provided for in article 137, paragraph 3 of the Brazilian Corporation Law, in the ten (10) days following the end of the term for exercise of the Right to Withdraw, if the management bodies understand that the payment of the reimbursement price of the shares to the Dissenting Shareholders who exercised their right to withdraw will put at risk the financial stability of the company, under the terms of paragraph 3 of article 252 of the Brazilian Corporation Law. Nevertheless, the Merger of Shares will be effective as of the date of the meeting that approves it.

2.9.4.1.                 The date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no withdrawal or reimbursement.

2.9.5.      Reimbursement Value. In view of the provisions of Clause 2.9.4 above, the reimbursement amount to be paid to the Dissenting Shareholder holder of Class "A" Preferred Shares issued by Eletrobras shall be BRL 48,5179 per share, while the Dissenting Shareholders of the Subsidiary holding preferred shares may choose between three hundred and sixty-nine Brazilian reais and thirty-six cents (BRL 369.36) (amount calculated based on article 45 of the Brazilian Corporation Law) or BRL 439.7032 (amount calculated based on the Appraisal Report of article 264) per share.

2.9.6.      Also, the reimbursement of shares may be paid to the Dissenting Shareholders on account of profits or reserves, except the legal one, and, in this case, the reimbursed shares will remain in treasury, as established in article 45, paragraph 5, of the Brazilian Corporation Law.

2.10.       Financial Statements. For purposes of the provisions in article 6 of CVM Resolution No. 78, the Companies inform that their respective audited financial statements for the fiscal year ended December 31, 2021 are available on the Companies' website and on the CVM's website

2.11.       Pending Corporate Approvals. The implementation of the Merger of Shares will depend on the performance of the following corporate acts:

(a)              Extraordinary Shareholders’ Meeting of the Subsidiary convened to deliberate on:

(i)               subject to the approval of sub-items (ii) to (vii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Reports for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Reports of Article 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, authorization to the Subsidiary's managers to practice all the acts necessary to implement the Merger of Shares, including the authorization for the Subsidiary's board of directors to subscribe, on behalf of the Subsidiary's shareholders, the new shares issued by Eletrobras as a result of the Merger of Shares, pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

(b)             Eletrobras’ Extraordinary Shareholders’ Meeting called to resolve, among other matters, on:

(i)               subject to the approval of sub-items (ii) to (vii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Reports for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Reports of Article 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol, with the consequent increase of the capital stock of Eletrobras by 91,895,173.09, by issuing 1,886,189 of new common shares as a result of the Merger of Shares, whose issue price was determined based on the Eletrobras Accounting Appraisal Reports;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, approval of the amendment to Eletrobras' Bylaws to reflect the capital stock increase referred to above; and

(viii)          subject to the approval of the resolutions in items (i) to (vii) above, authorization for Eletrobras' directors to deliver to the shareholders of the Subsidiary, duly represented by its directors pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the shares issued in Eletrobras' capital stock increase resulting from the Merger of Shares.

3.               OTHER PROVISIONS

3.1.           Continuity of Operations. After the implementation of the Merger of Shares, Eletrobras and the Subsidiary shall continue operating normally, therefore, customers, suppliers, employees and other interested parties shall not expect any change in the management and business relations, nor shall there be any need for requesting, changing or renewing licenses or authorizations granted to the Subsidiary by governmental authorities.

3.2.           Absence of Succession. Due to the effectiveness of the Merger of Shares, Eletrobras will not absorb the Subsidiary's assets, rights or obligations, since the Subsidiary will maintain its legal personality intact, and there will be no succession.

3.3.           Registration and Annotations. It shall be incumbent upon Eletrobras' management, with the collaboration of the Subsidiary's management, to perform all acts necessary to implement the Merger of Shares, as well as all communications, registrations and entries in the registries and everything else necessary to the operation's effectiveness.

3.4.           Amendments. Except as otherwise provided herein, this Protocol may only be amended by means of a written instrument signed by the managers of both Companies.

3.5.           Digital Signature. This Protocol is executed electronically, through the Docusign platform, with the use of a digital certificate issued in accordance with the standard established by ICP-Brazil, being considered fully valid, in all its content, as from the affixing of the last signature, information that will be recognized by the Parties in its integrity and authenticity, guaranteed by the encryption system, in accordance with Article 10, paragraph 2, of the Provisional Measure 2200-2/2001, as well as the supervening legislation. The signatories declare to be the legitimate representatives of the Parties and to have the powers to sign this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And in witness whereof, the Parties hereby execute the present Protocol in the form of Clause 3.5 above, together with the two (2) undersigned witnesses.

Rio de Janeiro, December 05, 2022.

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(Signature page of the Protocol and Justification of the Merger of Shares executed on December 05, 2022)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Position:	_____________________________________ By: Position:

COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO S.A.

___________________________________ By: Position:	_____________________________________ By: Position:

Witnesses:

___________________________________ Name: RG:	_____________________________________ Name: RG:

ANNEX 3

Furnas Protocol and Justification

ANNEX 3

Protocol and Justification

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

This private instrument is executed by the managers of the parties qualified below ("Parties"):

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, "A" class publicly-held company, headquartered in Brasília, in the Federation Unit Distrito Federal, at Quadra SEPN 504, Bloco D, 504, rooms 306 e 307, 3rd floor, Edifício Centrocorp Portinari, enrolled in the National Register of Legal Entities of the Ministry of Economy ("CNPJ") under No. 00.001.180/0001-26, with its acts of incorporation registered with the Board of Trade of the Federation Unit Distrito Federal under NIRE 53300000859, herein represented pursuant to its bylaws ("Eletrobras"); and

B.              FURNAS – CENTRAIS ELÉTRICAS S.A., a closely-held corporation headquartered at Av. Graça Aranha, 26, Loja A e B, Salas 201 a 2101, Centro, Rio de Janeiro-RJ and enrolled with the CNPJ under No. 23.274.194/0001-19, with its acts of incorporation registered with the Board of Trade of the State of Rio de Janeiro under NIRE 3330009092-4, herein represented in the form of its bylaws ("Subsidiary" and, jointly with Eletrobras, "Companies").

WHEREAS:

(a)              Eletrobras, on this date, holds fifty-two billion, six hundred forty-seven million, three hundred twenty-six thousand, five hundred sixty-one (52.647.326.561) common shares issued by the Subsidiary, representing ninety-nine point eighty-three percent (99,83%) of its voting capital and ninety-nine point fifty-six percent (99,56%) of its total capital stock; while the remaining amount of shares issued by the Subsidiary is held by a widespread shareholder base; and

(b)             For the reasons set forth herein and subject to the terms and conditions herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Subsidiary, including, without limitation, the approval of their respective shareholders, understand that it is favorable to both Companies to implement the merger of all the shares issued by the Subsidiary into Eletrobras, so that, upon completion of the respective operation, the Subsidiary becomes a wholly-owned subsidiary of Eletrobras ("Merger of Shares");

HEREBY, the Parties resolve to execute, in the best form of law, the present Protocol and Justification of the Merger of Shares ("Protocol"), whose purpose is to establish, pursuant to articles 224, 225, 252 and 264 of Law No. 6. 404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and of CVM Resolution No. 81, of March 29, 2022, the conditions of the Merger of Shares, which shall be timely submitted to the resolution of the other governance bodies of the Companies, as applicable, especially to the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger of Shares. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger of Shares, with the consequent conversion of the Subsidiary into a wholly-owned subsidiary of Eletrobras and the issuance, based on the Exchange Ratio (as defined below), of new registered, book-entry common shares with no par value by Eletrobras to be assigned to the shareholders of the Subsidiary in proportion to their interest in the latter's capital stock, pursuant to article 252 of the Brazilian Corporation Law.

1.2.           Justification of the Merger of Shares. The Incorporation of Shares is a reorganization and corporate concentration instrument widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process, and expansion of the group's competitiveness and efficiency against competitors.

1.2.1	The main purpose of the Share Merger is to ensure that Eletrobras becomes the sole shareholder of the Subsidiary, giving the Subsidiary' shareholders the choice of migrating to Eletrobras' shareholder base Subsidiary with dispersed capital in the corporation model. In this sense, upon becoming an Eletrobras shareholder, these agents will have greater liquidity and political power, since they will no longer be minority shareholders in a company with defined control and closed capital.

1.2.2	From the standpoint of Eletrobras' shareholders, the Merger of Shares is equally relevant and justified, to the extent that it unlocks extremely relevant value levers associated with the management and organization of the Subsidiary, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

1.2.3	It is important to remember that the Subsidiary was constituted as a segregated state-owned company, and thus developed for many years, so that it came to acquire an inordinate complexity in its organizational and corporate structure, in compliance both with the Brazilian Corporation Law, in the chapter dedicated to mixed economy companies, and, above all, with the robust and complex governance requirements brought with Law No. 13.303/2016. This structure, we must stress, was built and developed with numerous redundancies and overlaps, as if it were an autonomous company, whether in its governance system, or in the organization of its management, or in the construction and definition of its macroprocesses and strategic guidelines.

1.2.4	The formatting of a single shareholder for the Subsidiary will thus allow the Subsidiary' own scope of action to be reviewed and rethought, with a view to: (i) complete restructuring and simplification of its governance system, focusing on a leaner local administration with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with the elimination of redundancies and gains in efficiency in the operation of assets and execution of investment projects (iii) strengthening of Eletrobras role in the Subsidiary' strategic direction and in the definition of the optimal management model; and (iv) greater legal certainty in the decision-making process, given the absence of potential conflicting interests normally associated with the plurality of the shareholder base.

1.2.5	It can be seen that the main advantages of converting the Subsidiary into a wholly-owned subsidiary reside in the moment after the Merger of Shares, due to the remodeling of its scope of action, management, and governance.

1.3.           Benefits to the Parties with the Merger of Shares. With regard to the optimization of the decision-making and organizational structure resulting from the Merger of Shares, it is also worth highlighting: (i) reduction of costs and time lapse associated with the decisions taken in shareholders' meetings, since the formalities set forth in article 124, paragraph 4, of the Brazilian Corporation Law (ii) elimination of redundancies and inefficiencies and efficient allocation of resources and people; (iii) full harmony between the strategic commands issued by Eletrobras and their execution by the Subsidiary; (iv) greater role for Eletrobras executive board in monitoring and supervising the Subsidiary' management; and (v) greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

2.               PROTOCOL

2.1.           Current Corporate Structure of the Subsidiary. The Subsidiary' is a closely-held corporation, whose capital stock, at the moment immediately before the Merger of Shares, will be fifteen billion, four hundred and thirty-nine million, three hundred and seventy-three thousand and forty-seven Brazilian reais and thirty-seven cents (BRL 15,439,373,047.37), fully subscribed and paid up, represented by eighty-nine billion, three hundred fifteen million, three hundred thirty-four thousand, one hundred eighteen (89,315,334,118) shares, all book-entry and with no par value, being sixty-nine billion, six hundred and seventy-six million, seven hundred and four thousand and seventy-three (69.676.704.073) common shares and nineteen billion, six hundred and thirty-eight million, six hundred and thirty thousand and forty-five (19,638,630,045) preferred shares.

2.1.1.       Eletrobras contributed eight billion, nine hundred and eight million, two hundred and eighteen thousand, six hundred and eighty one Brazilian reais and eighty three cents (BRL 8,908,218,681.83) to the Subsidiary as an advance for future capital increase of the Subsidiary ("AFAC"). On September 9, 2022, the Subsidiary's shareholders approved, at a shareholders’ meeting, the company's capital increase for the purpose of capitalizing the AFAC, with the issuance of twenty-one billion, seven hundred and eleven million, six hundred and twenty-three thousand, four hundred and forty (21,711,623,440) shares, of which sixteen billion, nine hundred and thirty-seven million, six hundred and seventy-seven thousand, nine hundred and six (16,937,677. 906) common shares and four billion, seven hundred and seventy-three million, nine hundred and forty-five thousand, five hundred and thirty-four (4,773,945,534) preferred shares by the Subsidiary - increase already computed in the amounts indicated in Clause 1.3 above. The Subsidiary's minority shareholders shall have preemptive rights in the subscription of up to twenty-nine million, four hundred and fifty thousand, two hundred and sixty-seven (29,450,267) common shares and sixty-five million, nine hundred and twenty-seven thousand, one hundred and twenty-two (65,927,122) preferred shares issued in such increase. The period for the Subsidiarys’ minority shareholders to exercise their right of first refusal in respect of said increase began on November 8, 2022, and will end on December 7, 2022.

2.1.2.       In view of the above mentioned, the shares issued by the Subsidiary may be distributed as follows on the date of the Subsidiary's Extraordinary Shareholders’ Meeting that resolves on the Merger of Shares:

If the Subsidiary's minority shareholders exercise the full preemptive right attributed to them in the AFAC capitalization transaction:

Shareholder	Common Shares	Preferred Shares
Eletrobras	69,555,554,200	19,367,424,950
Others	121,149,873	271,205,095
Total	69,676,704,073	19,638,630,045

If none of the minority shareholders of the Subsidiary exercise the preemptive right assigned to them in the AFAC capitalization transaction:

Shareholder	Common Shares	Preferred Shares
Eletrobras	69,585,004,467	19,433,352,072
Others	91,699,606	205,277,973
Total	69,676,704,073	19,638,630,045

2.2.           Current Corporate Structure of Eletrobras. Eletrobras is a category A listed company, whose shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão ("B3"). On this date Eletrobras' capital stock is sixty-nine billion, eight hundred thirteen million, seven hundred forty thousand, two Brazilian reais and fifty-two cents (BRL 69.813.740.002.52), represented by two billion, three hundred and one million, two hundred and twenty seven thousand, seven hundred and seventy seven (2.301,227.777) shares, all book-entry and without par value, being two billion, twenty one million, one hundred and thirty nine thousand, four hundred and sixty four (2.021.139.464) common shares, one hundred and forty-six thousand, nine hundred and twenty (146.920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279.941.393) class "B" preferred shares and one (1) special class preferred share owned by the Federal Government, which will be distributed as follows on the date of the Eletrobras' Extraordinary Shareholders' Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares	Class A Preferred Shares	Class B Preferred Shares	Special Class Shares
Federal Government	667,888,884	-	493	1
Others	1,353,250,580	146,920	279,940,900	-
Total	2,021,139,464	146,920	279,941,393	1

2.3.           Exchange Ratio. Due to the Merger of Shares and considering the corporate structures described in Clauses 2.1 to 2.2 above, it was established that each shareholder of the Subsidiary shall receive zero point zero-zero-eight-two (0.0082) common share issued by Eletrobras for each one (1) common share issued by the Subsidiary held by him/her to be merged by Eletrobras ("Exchange Ratio").

2.3.1.       Exchange Ratio Determination. The Exchange Ratio was freely negotiated, agreed upon and agreed upon between the management of Eletrobras and of the Subsidiary, as independent parties, and, in this sense, it was determined that the Exchange Ratio will be the one resulting from the comparison of the value of the net book equity of each one of the Companies, considering the base date of June 30, 2022 (i.e, the base date of the last quarterly financial information (ITR of the 2nd quarter) raised by the Companies for the purposes of compliance with the regulatory requirements of Eletrobras), with the support of the evaluation reports of the value of the net book equity of the Companies prepared by the independent appraisal company Taticca Auditores Independentes S. S., a simple company, with head office in the city of São Paulo-SP, Rua Doutor Geraldo Campos Moreira, No. 375, Room 51, Cidade Monções, CEP 04.571-020, enrolled with the CNPJ/ME under no. 20.840.718/0001-01 ("Taticca"), with the same base date, which are part of the Eletrobras’ management proposal, concerning the Merger of Shares, as Annex 6 and Annex 8 (together, "Accounting Appraisal Reports" and, individually, "Accounting Appraisal Report").

2.4.           Eletrobras Capital Increase. Pursuant to art. 252, paragraph 1, of the Brazilian Corporation Law, the Merger of Shares shall result in an increase of Eletrobras' capital stock in the total amount of one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy-four Brazilian reais and fifty-nine cents (BRL 119,360,374.59), equivalent to the value of the net book equity of the shares issued by the Subsidiary not yet held by Eletrobras and that, as a result of the Merger of Shares, shall become the property of Eletrobras, and this amount was determined in the Subsidiary' Accounting Appraisal Report, with the consequent issuance of two million, four hundred and forty-nine thousand, nine hundred and twenty-five (2,449,925) new common shares by Eletrobras, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by Eletrobras, including the participation in the results of the current fiscal year ("New Eletrobras' Shares").

2.4.1.      The amount of the increase of Eletrobras' capital stock of may also be increased by up to thirty-eight million, three hundred and thirty-three thousand, eight hundred and five Brazilian reais and sixty-six cents (BRL 38,333,805.66), with the issuance of up to seven hundred and eighty-six thousand, eight hundred and eighteen (786,818) additional common shares, in the event that Subsidiarys’ minority shareholders exercise their preemptive with respect to the increase in Subsidiarys’ capital made for the capitalization of AFAC increase indicated in item 2.1.1 above, resulting in an aggregate capital increase of Eletrobras of up to one hundred fifty-seven million, six hundred ninety-four thousand, one hundred eighty Brazilian reais and twenty-five cents (BRL 157,694,180.25), with the maximum issuance of up to three million, two hundred thirty-six thousand, seven hundred forty-three (3,236,743) common shares by Eletrobras.

2.4.2.      For purposes of calculating the amount of the actual capital increase to be carried out at Eletrobras, the amount indicated in Clause 2.4 above (that is, one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy-four Brazilian reais and fifty-nine cents (BRL 119,360.374.59)) shall be increased by BRL 0.4019 for each share issued by the Subsidiary that has been eventually subscribed and paid up by the Subsidiary's minority shareholders within the scope of the exercise of the preemptive right referred to above, with the corresponding issuance increase of 0.0082 of Eletrobras' common share for each one (1) share of the Subsidiary object of exercise of such preemptive right.

2.4.3.      Preemptive Right. The current shareholders of Eletrobras will not have preemptive rights in the subscription of the New Eletrobras' Shares, pursuant to the terms of article 252, paragraph 1, of the Brazilian Corporation Law

2.4.4.      Delivery of the New Eletrobras Shares. Pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the Subsidiary' officers shall be authorized by the shareholders of such company to subscribe, in the place of each Subsidiary' shareholder (except Eletrobras), the portion of New Eletrobras' Shares they are entitled, based on the Exchange Ratio. The officers of Eletrobras, on the other hand, must be authorized by its shareholders to deliver such New Eletrobras' Shares pursuant to the terms indicated above.

2.4.5.      Payment of the New Eletrobras Shares. The New Eletrobras' Shares will be paid in by the shareholders of the Subsidiary' (except Eletrobras) upon the contribution of the respective shares issued by the Subsidiary' that they own to Eletrobras' capital stock, as a consequence of the Merger of Shares.

2.4.6.      Fractions of Shares. Any fractions of shares issued by Eletrobras resulting from the Merger of Shares shall be grouped into whole numbers and then sold on the cash market managed by B3 after the consummation of the Merger of Shares, pursuant to the notice to shareholders to be disclosed in due course by Eletrobras' management. The amounts obtained in said sale, net of applicable fees, shall be made available to the shareholders of the Subsidiary holding the respective fractions in proportion to their interest in each share merged by Eletrobras.

2.4.7.      Eletrobras’ Bylaws Amendment. Due to the capital increase of Eletrobras resulting from the Merger of Shares, as well as due to the issuance of the New Eletrobras Shares, the caput of article 4 of Eletrobras' Bylaws shall be amended to reflect the new value of the capital stock and number of shares of the company. The new wording of the article shall depend on whether or not the shareholders of Eletrobras have approved, at the same shareholders' meeting at which the Merger of Shares will be put up for discussion, the redemption of the class "A" preferred shares ("Redemption of PNA Shares"). In this sense, the caput of article 4 of Eletrobras' Bylaws could read as follows:

In case of approval of the Redemption of PNA Shares:

“Article 4 The capital stock is BRL [●] ([●]), divided into [●] ([●]) common shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279.941.393) class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value; there are no class "A" preferred shares issued by the Subsidiary'.”

being that, for purposes of calculating the amounts referred to above as "[●]", the current value of the capital stock and total number of ordinary shares of Eletrobras (namely, sixty-nine billion, eight hundred thirteen million, seven hundred and forty thousand and two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52)) and two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four (2.021,139,464) common shares, respectively) and adding the respective amounts increased as a result of the Merger of Shares, pursuant to Clauses 2.4, 2.4.1 and 2.4.2 above.

In case the Redemption of PNA Shares is not approved:

“Article 4 The capital stock is BRL [●] ([●]), divided into [●] ([●]) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry shares with no par value.”

being that, for purposes of calculating the amounts referred to above as "[●]", the current value of the capital stock and total number of ordinary shares of Eletrobras (namely, sixty-nine billion, eight hundred thirteen million, seven hundred and forty thousand and two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52)) and two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four (2.021,139,464) common shares, respectively) and adding the respective amounts accrued as a result of the Merger of Shares, pursuant to Clauses 2.4, 2.4.1 and 2.4.2 above.

Notwithstanding the mentioned above, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible merger of shares into Companhia Hidro Elétrica do São Francisco S.A. - Chesf; Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S.A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte shall also be resolved. Therefore, the final amount of capital stock and number of common shares indicated above may change as a result of these other transactions.

2.4.8.      Subsidiary' Bylaws Amendment. The Merger of Shares will not imply any amendment to the Subsidiary' bylaws.

2.5.           Eletrobras Corporate Structure after the Merger of Shares. With the approval of the Merger of Shares and of its respective capital increase, with the consequent issuance of the New Eletrobras Shares and their delivery to the shareholders of the Subsidiary (except for Eletrobras itself), there shall be no relevant change in the distribution of the shares issued by Eletrobras since it already has dispersed capital (i.e., without a defined controller) and the delivery of the new shares to the minority shareholders of the Subsidiary shall not affect this situation. Furthermore, as emphasized earlier in this instrument, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible incorporation of shares in Companhia Hidro Elétrica do São Francisco S.A. – Chesf; Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S.A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte will also be resolved. Therefore, the final amount of capital stock and number of common shares indicated above may change as a result of these other transactions.

2.6.           Corporate Structure of the Subsidiary' after the Merger of Shares. Upon approval of the Merger of Shares and the respective delivery to Eletrobras of the shares held by the shareholders in the Subsidiary (except for the shares already held by Eletrobras), the Subsidiary will become a wholly-owned subsidiary of Eletrobras and, consequently, the Subsidiary capital stock will be fully owned by Eletrobras, as follows:

Shareholder	Common Shares	Preferred Shares
Eletrobras	69,676,704,073	19,638,630,045
Total	69,676,704,073	19,638,630,045

2.7.           Appraisal Report for purposes of Article 264. Since the Merger of Shares is an operation between lead company and affiliated company, the Subsidiary' shareholders shall be presented an appraisal report of each Subsidiary prepared pursuant to article 264 of the Brazilian Corporation Law, to this end, Ernst & Young Assesoria Empresarial Ltda. Was hired, a limited liability company, headquartered in the city of São Paulo-SP, at Avenida Presidente Juscelino Kubitschek, No. 1909, Vila Nova Conceição, CEP 04.543-907, SP Corp Tower Torre Norte, 9º Andar, Conjunto 91, enrolled with the CNPJ/ME under No. 59.527.788/0001-31 ("EY"), was retained to prepare the respective reports, with base date as of June 30, 2022 (that is, the same base date as the Accounting Appraisal Reports), which are part of the Eletrobras management proposal, concerning the Merger of Shares, as Annexes 12 and 14 (jointly, "Article 264 Appraisal Reports" and, individually, "Article 264 Appraisal Report").

2.7.1.      If the share exchange ratio resulting from the Merger of Shares were calculated based on the Appraisal Reports of Article 264, zero point zero - one hundred and twenty-six (0.0126) common shares issued by Eletrobras would be attributed for each 1 (one) share issued by the Subsidiary held by its shareholders (except for Eletrobras itself). Thus, it is verified that such exchange ratio based on the Appraisal Reports of Article 264 is more favorable to the shareholders of the Subsidiary than the Exchange Ratio effectively proposed to such shareholders as indicated in Clause 2.3 above.

2.7.2.      Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporation Law, so that the Dissenting Shareholders ( as defined bellow) of the Subsidiary may choose between having their occasional withdrawal right calculated in the Appraisal Report of Article 264 referring to the Subsidiary, as detailed in Clause 2.9 below.

2.8.           Assembly Ratification of the Choice of Assessors. The hiring of the appraisal companies responsible for the survey and delivery of the Accounting Appraisal Reports and the Article 264 Appraisal Reports (namely, Taticca and EY, respectively) must be ratified by the Companies' shareholders, at their respective shareholders' meetings called to deliberate on the Merger of Shares.

2.8.1.      Statement from the Appraisal Companies. The appraisal companies indicated above declared, in their respective appraisal reports, (i) that there is no conflict or communion of interests, current or potential, with the Companies shareholders, or, also, regarding the Merger of Shares, as the case may be; and (ii) that the Companies shareholders or management have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work described herein considering the broad and notorious experience they have in the preparation of reports and appraisals of this nature.

2.8.2.      Costs. The costs related to hiring the appraisal companies for preparing the Accounting Appraisal Reports and the Article 264 Appraisal Reports shall be equally apportioned between Eletrobras, the Subsidiary and each one of the other companies that may have their shares merged by Eletrobras in the process in question (namely, Companhia Hidro Elétrica do São Francisco S. A. - Chesf; Companhia Geração e Transmissão de Energia Elétrica do Sul do Brasil S. A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S. A. - Chesf). A. - Chesf; Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S.A. - CGT Eletrosul; and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte).

2.8.3.      Equity Variations. In addition to the AFAC, the treatment of which is already set forth in Clauses 1.2.1, 1.2.2, 2.4.1 and 2.4.2 above, the other equity variations that occurred in the Companies between the base date of the Accounting Evaluation Reports (that is, June 30, 2022) and the date on which the Merger of Shares is carried out will continue to be supported and accounted for by them, and should be recorded in their respective accounting books, without any impact on the Merger of Shares.

2.9.           Right to Withdraw. As provided for in article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporation Law, if the Merger of Shares is consummated, the right to withdraw will be assured to Dissenting Shareholders (as defined below): (a) of Eletrobras, holders of class "A" preferred shares, if the Redemption of PNA Shares is not approved; and (b) of the Subsidiary, holders of any type or class of share (“Right to Withdraw”).

2.9.1.      Dissenting Shareholders. For the purposes of exercising the Right of Withdraw, shareholders who reject or abstain from the respective resolution on the Merger of Shares as well as those that do not attend the respective Extraordinary Shareholders Meeting of Eletrobras or of the Subsidiary that resolves on the same, or, further, those whose shares do not grant the right to vote, shall be deemed dissenting shareholders (“Dissenting Shareholders”).The reimbursement of the value of the shares shall only be assured in relation to the shares that the Dissenting Shareholder is the uninterrupted and proven holder of since (i) December 05, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the Merger of Shares and containing the terms and conditions of the Merger of Shares, until (ii) the date of the exercise of the Right of Withdraw, pursuant to article 137, paragraph 1, of the Brazilian Corporation Law.

2.9.2.      Term of Exercise. According to the procedure provided for in article 137, paragraph IV, of the Brazilian Corporation Law, in order to exercise the right to withdraw, Dissenting Shareholders must manifest within thirty (30) days from the publication of the minutes of the shareholders' meeting that approves the Merger of Shares, including indicating its option for recess calculated on the basis of article 45 or paragraph 3 of article 264 of the Brazilian Corporation Law, as indicated in Clause 2.7.2 above.

2.9.3.      Number of Shares Subject of the Right to Withdraw. The Right to Withdraw may only be exercised with respect to the totality of the shares held as of the close of trading on December 05, 2022 by the Dissenting Shareholder, thus partial exercise is not permitted.

2.9.4.      Right of Retraction. As provided for in article 137, paragraph 3 of the Brazilian Corporation Law, in the ten (10) days following the end of the term for exercise of the Right to Withdraw, if the management bodies understand that the payment of the reimbursement price of the shares to the Dissenting Shareholders who exercised their right of withdrawal will put at risk the financial stability of the company, Under the terms of paragraph 3 of article 252 of the Brazilian Corporation Law. Nevertheless, the Merger of Shares will be effective as of the date of the meeting that approves it.

2.9.4.1. The date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no withdrawal or reimbursement.

2.9.5.      Reimbursement Value. In view of the provisions of Clause 2.9.4 above, the reimbursement value to be paid to the Dissenting Shareholder holder of class "A" preferred shares issued by Eletrobras will be BRL48,5179 per share, while the Dissenting Shareholders of the Subsidiary holding common shares or preferred shares may choose between BRL 0,3968 (value calculated based on Article 45 of the Brazilian Corporation Law) or BRL0,6337 (value calculated based on the Appraisal Report of Article 264) per share.

2.9.5.1. Also, the reimbursement of shares may be paid to the Dissenting Shareholders on account of profits or reserves, except the legal one, and, in this case, the reimbursed shares will remain in treasury, as established in article 45, paragraph 5, of the Brazilian Corporation Law.

2.10.       Financial Statements. As provided in article 16 of CVM’s Resolution 78, since the Merger of Shares will represent a dilution of less than five per cent (5%) in the Eletrobras' capital stock, it is not necessary to disclose the Companies’ financial statements.

2.11.       Pending Corporate Approvals. The implementation of the Merger of Shares will depend on the performance of the following corporate acts:

(a)              Extraordinary Shareholders’ Meeting of the Subsidiary convened to deliberate on:

(i)               subject to the approval of sub-items (ii) to (vii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Subsidiary' Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Subsidiary' Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Accounting Appraisal Reports for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Accounting Appraisal Reports of Article 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above; and

(viii)          authorization to the Subsidiary' managers to practice all the acts necessary to implement the Merger of Shares, including the authorization for the Subsidiary' board of directors to subscribe, on behalf of the Subsidiary' shareholders, the new shares issued by Eletrobras as a result of the Merger of Shares, pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

(b)             Eletrobras' Extraordinary Shareholders’ Meeting called to resolve, among other matters, on:

(i)               subject to the approval of sub-items (ii) to (viii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Eletrobras' Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Eletrobras' Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Accounting Appraisal Reports for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Accounting Appraisal Reports of Article 264;

(vi)            subject to the approval of the resolutions contained in items (i) to (v) above, approve the Merger of Shares, pursuant to this Protocol, with the consequent increase in the Subsidiary's capital stock in the total amount between one hundred nineteen million, three hundred sixty thousand, three hundred seventy-four Brazilian reais and fifty-nine cents (R$119,360,374.59) and one hundred fifty-seven million, six hundred ninety-four thousand, one hundred eighty reais and twenty-five cents (BRL157,694,180.25), equivalent to the net book value of the shares issued by the Subsidiary not yet held by Eletrobras and which, as a result of the Merger of Shares, will become the property of Eletrobras, with this amount having been ascertained in the Subsidiary Accounting Appraisal Report, with the consequent issuance of two million, four hundred and forty-nine thousand, nine hundred and twenty-five (2,449,925) to three million, two hundred and thirty-six thousand, seven hundred and forty-three (3,236,743) new common shares by Eletrobras, all book-entry shares with no par value, with the same rights and obligations currently assigned to the common shares already issued by Eletrobras, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above shall be fixed based on the parameters indicated in this Protocol;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, approval of the amendment to Eletrobras' Bylaws to reflect the capital stock increase referred to above; and

(viii)          subject to the approval of the resolutions in items (i) to (x) above, authorization for Eletrobras' directors to deliver to the shareholders of the Subsidiary, duly represented by its directors pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the shares issued in Eletrobras' capital stock increase resulting from the Merger of Shares.

3.               OTHER PROVISIONS

3.1.           Continuity of Operations. After the implementation of the Merger of Shares, Eletrobras and the Subsidiary shall continue operating normally, therefore, customers, suppliers, employees and other interested parties shall not expect any change in the management and business relations, nor shall there be any need for requesting, changing or renewing licenses or authorizations granted to the Subsidiary by governmental authorities.

3.2.           Absence of Succession. Due to the effectiveness of the Incorporation of Shares, Eletrobras will not absorb the Subsidiary' assets, rights or obligations, since the Subsidiary will maintain its legal personality intact, and there will be no succession.

3.3.           Registration and Annotations. It shall be incumbent upon Eletrobras' management, with the collaboration of the Subsidiary' management, to perform all acts necessary to implement the Merger of Shares, as well as all communications, registrations and entries in the registries and everything else necessary to the operation's effectiveness..

3.4.           Amendments. Except as otherwise provided herein, this Protocol may only be amended by means of a written instrument signed by the managers of both Companies.

3.5.           Digital Signature. This Protocol is executed electronically, through the Docusign platform, with the use of a digital certificate issued in accordance with the standard established by ICP-Brazil, being considered fully valid, in all its content, as from the affixing of the last signature, information that will be recognized by the Parties in its integrity and authenticity, guaranteed by the encryption system, in accordance with Article 10, paragraph 2, of the Provisional Measure 2200-2/2001, as well as the supervening legislation. The signatories declare to be the legitimate representatives of the Parties and to have the powers to sign this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And in witness whereof, the Parties hereby execute the present Protocol in the form of Clause 3.5. above, together with the two (2) undersigned witnesses.

Rio de Janeiro, December 05, 2022.

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(Signature page of the Protocol and Justification of the Merger of Shares executed on December 05, 2022)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Position:	_____________________________________ By: Position:

FURNAS – CENTRAIS ELÉTRICAS S.A.

___________________________________ By: Position:	_____________________________________ By: Position:

Witnesses:

___________________________________ Name: RG:	_____________________________________ Name: RG:

ANNEX 4

CGT Eletrosul Protocol and Justification

ANNEX 4

Protocol and Justification CGT Eletrosul

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

This private instrument is executed by the managers of the parties qualified below ("Parties"):

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, "A" class publicly-held company, headquartered in Brasília, in the Federal Unit Distrito Federal, at Quadra SEPN 504, Bloco D, 504, rooms 306 e 307, 3rd floor, Edifício Centrocorp Portinari, enrolled in the National Register of Legal Entities of the Ministry of Economy ("CNPJ") under No. 00.001.180/0001-26, with its Bylaws registered with the Board of Trade of the Federal Unit Distrito Federal under NIRE 53300000859, herein represented pursuant to its Bylaws ("Eletrobras"); and

B.              COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL, a closed corporation headquartered at Rua Deputado Antonio Edu Vieira, 999, Florianópolis - SC, and enrolled with the CNPJ under No. 02.016.507/0001-69, with its Bylaws registered with the Board of Trade of the State of Santa Catarina, herein represented in the form of its Bylaws ("Subsidiary" and, jointly with Eletrobras, "Companies").

WHEREAS:

(a)              Eletrobras, on this date, holds four hundred and ninety-nine billion, three hundred and sixty-two million, two hundred and ninety-two thousand and two hundred and two (499,362,292,202) common shares issued by the Subsidiary, representing ninety nine point ninety six percent (99.96%) of its voting capital and of its total capital stock; while the remaining amount of shares issued by the Subsidiary is held by a widespread shareholder base; and

(b)             For the reasons set forth herein and subject to the terms and conditions herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Company, including, without limitation, the approval of their respective shareholders, understand that it is favorable to both Companies to implement the merger of all the shares issued by the Subsidiary into Eletrobras, so that, upon completion of the respective operation, the Subsidiary becomes a wholly-owned subsidiary of Eletrobras ("Merger of Shares")

HEREBY, the Parties resolve to execute, in the best form of law, the present Protocol and Justification of the Merger of Shares ("Protocol"), whose purpose is to establish, pursuant to articles 224, 225, 252 and 264 of Law No. 6, 404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and of CVM Resolution No. 81, of March 29, 2022, the conditions of the Merger of Shares, which shall be timely submitted to the resolution of the other governance bodies of the Companies, as applicable, especially to the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger of Shares. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger of Shares, with the consequent conversion of the Subsidiary into a wholly-owned subsidiary of Eletrobras and the issuance, based on the Exchange Ratio (as defined below), of new registered, book-entry common shares with no par value by Eletrobras to be assigned to the shareholders of the Subsidiary in proportion to their interest in the latter's capital stock, pursuant to article 252 of the Brazilian Corporation Law.

1.2.           Justification of the Merger of Shares. The Merger of Shares is a reorganization and corporate concentration instrument widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process, and expansion of the group's competitiveness and efficiency against competitors.

1.2.1	The main purpose of the Merger of Shares is to ensure that Eletrobras becomes the sole shareholder of the Subsidiary, giving the Subsidiary's shareholders the choice of migrating to Eletrobras' shareholder base.

1.2.2	The Merger of Shares is justified as being in the Companies' interest, considering that the Subsidiary currently has in its corporate structure a group of shareholders that hold a small portion of the Subsidiary's voting capital stock. In this sense, from the Subsidiary's minority shareholders' point of view, it is logical and rational to migrate to Eletrobras' shareholder base, which is constituted on the format of a publicly-held company with dispersed capital in the corporation model. In this sense, upon becoming an Eletrobras shareholder, these agents will have greater liquidity and political power, since they will no longer be minority shareholders in a company with defined control and closed capital.

1.2.3	From the standpoint of Eletrobras' shareholders, the Merger of Shares is equally relevant and justified, to the extent that it unlocks extremely relevant value levers associated with the management and organization of the Subsidiary, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

1.2.4	It is important to remember that the Subsidiary was constituted as a segregated state-owned company, and thus developed for many years, so that it came to acquire an inordinate complexity in its organizational and corporate structure, in compliance both with the Brazilian Corporation Law, in the chapter dedicated to mixed economy companies, and, above all, with the robust and complex governance requirements brought with Law No. 13,303/2016. This structure, we must stress, was built and developed with numerous redundancies and overlaps, as if it were an autonomous company, whether in its governance system, or in the organization of its management, or in the construction and definition of its macroprocesses and strategic guidelines.

1.2.5	The formatting of a single shareholder for the Subsidiary will thus allow the Subsidiary's own scope of action to be reviewed and rethought, in order to: (i) complete restructuring and simplification of its governance system, focusing on a leaner local administration with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with the elimination of redundancies and gains in efficiency in the operation of assets and execution of investment projects (iii) strengthening of Eletrobras' role in the Subsidiary's strategic direction and in the definition of the optimal management model; and (iv) greater legal certainty in the decision-making process, given the absence of potential conflicting interests normally associated with the plurality of the shareholder base.

1.2.6	It can be seen that the main advantages of converting the Subsidiary into a wholly-owned subsidiary reside in the moment after the Merger of Shares, due to the remodeling of its scope of action, management, and governance.

1.3.           Benefits to the Parties with the Merger of Shares. With regard to the optimization of the decision-making and organizational structure resulting from the Merger of Shares, it is also worth highlighting: (i) reduction of costs and time lapse associated with the decisions taken in Extraordinary Shareholder Meetings, since the formalities set forth in article (ii) elimination of redundancies and inefficiencies and efficient allocation of resources and people; (iii) full harmony between the strategic commands issued by Eletrobras and their execution by the Subsidiary; (iv) greater role for Eletrobras' executive board in monitoring and supervising the Subsidiary's management; and (v) greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

2.               PROTOCOL

2.1.           Current Corporate Structure of the Subsidiary. The Subsidiary is a closely-held corporation, whose capital stock, at the moment immediately before the Merger of Shares, will be BRL 7,067,586,256.05, fully subscribed and paid up, represented by four hundred and ninety-nine billion, three hundred and sixty-two million, two hundred and ninety-two thousand, two hundred and two (499,362,292,202) shares, all book-entry, with no par value, and common shares , which will be distributed on the date of the Subsidiary's Extraordinary Shareholder Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares
Eletrobras	499,146,810,446
Others	215,481,756
Total	499,362,292,202

2.2.           Current Corporate Structure of Eletrobras. Eletrobras is a category A listed company, whose shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão ("B3"). On this date Eletrobras' capital stock is sixty-nine billion, eight hundred thirteen million, seven hundred forty thousand, two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52), represented by two billion, three hundred and one million, two hundred and twenty seven thousand, seven hundred and seventy seven (2,301,227,777) shares, all book-entry and without par value, being two billion, twenty one million, one hundred and thirty nine thousand, four hundred and sixty four (2,021,139,464) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class "B" preferred shares and 1 (one) special class preferred share owned by the Federal Government, which will be distributed as follows on the date of the Eletrobras Extraordinary Shareholder Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares	Class A Preferred Shares	Class B Preferred Shares	Special Class Shares
Federal Government	667,888,884	-	493	1
Others	1,353,250,580	146,920	279,940,900	-
Total	2,021,139,464	146,920	279,941,393	1

2.3.           Exchange Ratio. Due to the Merger of Shares and considering the corporate structures described in Clauses 2.1 to 2.2 above, it was established that each shareholder of the Subsidiary shall receive 0.00037 (zero point thirty seven tenths of a thousandth) common share issued by Eletrobras for each one (1) common share issued by the Subsidiary held by him/her to be merged by Eletrobras ("Exchange Ratio").

2.3.1.      Exchange Ratio Determination. The Exchange Ratio was freely negotiated, agreed and settled upon between the management of Eletrobras and of the Subsidiary, as independent parties, and, in this sense, it was determined that the Exchange Ratio will be the one resulting from the comparison of the value of the net book equity of each one of the Companies, considering the base date of June 30, 2022 (i.e, the base date of the last quarterly financial information (ITR of the 2nd quarter) raised by the Companies for the purposes of compliance with the regulatory requirements of Eletrobras), with the support of the evaluation reports of the value of the net book equity of the Companies prepared by the independent appraisal company Taticca Auditores Independentes S. S., simple company, headquarted in the city of São Paulo-SP, Rua Dr. Geral Campos Moreira, 375, Sala 51, Cidade Monções, CEP 04.571.020, enrolled with the CNPJ/ME under No. 20.840.718/0001-01 ("Taticca"), with the same base date, which are part of the Eletrobras’ management proposal, concerning the Merger of Shares, as Annex 6 and Annex 9 (together, "Accounting Appraisal Reports" and, individually, "Accounting Appraisal Report").

2.4.           Eletrobras Capital Increase. Pursuant to article 252, 1th paragraph, of the Brazilian Corporation Law, the Merger of Shares shall result in an increase of Eletrobras' capital stock in the total amount of three million, eight hundred thirty-six thousand, two hundred and eighty-five Brazilian reais (BRL 3,836,285.00), equivalent to the value of the net book equity of the shares issued by the Subsidiary not yet held by Eletrobras and that, as a result of the Merger of Shares, shall become the property of Eletrobras, and this amount was determined in the Subsidiary's Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by Eletrobras, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by Eletrobras, including the participation in the results of the current fiscal year ("New Eletrobras Shares").

2.4.1.      Preemptive Right. The current shareholders of Eletrobras will not have preemptive rights in the subscription of the New Eletrobras Shares, pursuant to the terms of article 252, 1th, of the Brazilian Corporation Law.

2.4.2.      Delivery of the New Eletrobras Shares. Pursuant to article 252, 2th, of the Brazilian Corporation Law, the Subsidiary's officers shall be authorized by the shareholders of such company to subscribe, in the place of each Subsidiary's shareholder (except Eletrobras), the portion of New Eletrobras Shares they are entitled, based on the Exchange Ratio. The officers of Eletrobras, on the other hand, must be authorized by its shareholders to deliver such New Eletrobras Shares pursuant to the terms indicated above.

2.4.3.      Payment of the New Eletrobras Shares. The New Eletrobras Shares will be paid in by the shareholders of the Subsidiary (except Eletrobras) upon the contribution of the respective shares issued by the Subsidiary that they own to Eletrobras' capital, as a consequence of the Merger of Shares.

2.4.4.      Fractions of Shares. Any fractions of shares issued by Eletrobras resulting from the Merger of Shares shall be grouped into whole numbers and then sold on the cash market managed by B3 after the consummation of the Merger of Shares, pursuant to the notice to shareholders to be disclosed in due course by Eletrobras management. The amounts obtained in said sale, net of applicable fees, shall be made available to the shareholders of the Subsidiary holding the respective fractions in proportion to their interest in each share merged by Eletrobras.

2.4.5.      Eletrobras’ Bylaws Amendment. Due to the capital increase of Eletrobras resulting from the Merger of Shares, as well as due to the issuance of the New Eletrobras Shares, the caput of article 4 of Eletrobras' Bylaws shall be amended to reflect the new value of the capital stock and number of shares of the company. The new wording of the article shall depend on whether or not the shareholders of Eletrobras have approved, at the same Extraordinary Shareholder Meeting at which the Merger of Shares will be put up for discussion, the redemption of the class "A" preferred shares ("Redemption of PNA Shares"). In this sense, the caput of article 4 of Eletrobras' Bylaws could read as follows:

In case of approval of the Redemption of PNA Shares:

“Article 4 The capital stock is BRL sixty-nine billion, eight hundred and seventeen million, five hundred and seventy-six thousand, two hundred and eighty-seven Brazilian reais and fifty-two cents (BRL 69,817,576,287.52), divided into 2,201,218,205 common shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry shares with no par value.”

In case the Redemption of PNA Shares is not approved:

“Article 4 The capital stock is sixty-nine billion, eight hundred and seventeen million, five hundred and seventy-six thousand, two hundred and eighty seven Brazilian reais and fifty-two cents (BRL 69,817,576,287.52), divided into 2,201,218,205 common shares, a hundred and forty-six thousand, nine hundred and twenty (146,920) class A, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value”

2.4.6.      Notwithstanding the above, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible merger of shares of Furnas – Centrais Elétricas S.A., Companhia Hidroelétrica de São Francisco S.A. and Centrais Elétricas do Norte do Brasil S.A. will also be resolved.

2.4.7.      Subsidiary’s Bylaws Amendment. The Merger of Shares will not imply any amendment to the Subsidiary’s Bylaws.

2.5.           Eletrobras Corporate Structure after the Merger of Shares. With the approval of the Merger of Shares and of its respective capital increase, with the consequent issuance of the New Eletrobras Shares and their delivery to be shareholders of the Subsidiary (except for Eletrobras itself), there shall be no relevant change in the distribution of the shares issued by Eletrobras since it already has dispersed capital (i.e., without a defined controller) and the delivery of the new shares to the minority shareholders of the Subsidiary shall not affect this situation. Furthermore, as emphasized earlier in this instrument, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible merger of shares in Furnas – Centrais Elétricas S.A., Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, e Companhia Hidro Elétrica do São Francisco S.A. Therefore, the final amount of capital stock and number of common shares indicated above may change as a result of these other transactions.

2.6.           Corporate Structure of the Subsidiary after the Merger of Shares. Upon approval of the Merger of Shares and the respective delivery to Eletrobras of the shares held by the shareholders in the Subsidiary (except for the shares already held by Eletrobras), the Subsidiary will become a wholly-owned subsidiary of Eletrobras and, consequently, the Subsidiary's capital stock will be fully owned by Eletrobras, as follows:

Shareholder	Common Shares
Eletrobras	499,362,292,202
Total	499,362,292,202

2.7.           Appraisal Report for purposes of Article 264. Since the Merger of Shares is an operation between parent company and subsidiary, the Subsidiary's shareholders shall be presented an appraisal report of each Company prepared pursuant to article 264 of the Brazilian Corporation Law, to this end, Ernst & Young Assessoria Empresarial Ltda. was hired, limited liability company, headquartered in the city of São Paulo, Av. Presidente Juscelino Kubitschek, 1909, Vila Nova Conceição, CEP 04.543.907, SP Corp Tower North Tower, 9th Floor, Conj. 91, enrolled in the CNPJ/ME under No. 59.527.788/0001-31 ("EY"), was retained to prepare the respective reports, with base date as of June 30, 2022 (that is, the same base date as the Accounting Appraisal Reports), which are part of the Eletrobras management proposal, concerning the Merger of Shares, as Annexes 12 and 15 (jointly, "Article 264 Appraisal Reports" and, individually, "Article 264 Appraisal Report").

2.7.1.      If the share exchange ratio resulting from the Merger of Shares were calculated based on the Appraisal Reports of Article 264, zero thirty six tenths of a thousandth (0.00036) common shares issued by Eletrobras would be attributed for each 1 (one) share issued by the Subsidiary held by its shareholders (except for Eletrobras itself). Thus, it is verified that such exchange ratio based on the Appraisal Reports of Article 264 is less favorable to the shareholders of the Subsidiary than the Exchange Ratio effectively proposed to such shareholders as indicated in Clause 2.3 above.

2.7.2.      Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporation Law shall not be applicable, so that the right to withdraw of the Dissenting Shareholders (as defined below) of the Subsidiary shall be calculated based on the provisions of article 45 of the Brazilian Corporation Law, as shall be detailed in Clause 2.9 below.

2.8.           Assembly Ratification of the Choice of Assessors. The hiring of the appraisal companies responsible for the survey and delivery of the Accounting Appraisal Reports and the Article 264 Appraisal Reports (namely, Taticca and EY, respectively) must be ratified by the Companies' shareholders, at their respective Extraordinary Shareholder Meetings called to deliberate on the Merger of Shares.

2.8.1.      Statement from the Appraisal Companies. The appraisal companies indicated above declared, in their respective appraisal reports, (i) that there is no conflict or communion of interests, current or potential, with the Companies shareholders, or, also, regarding the Merger of Shares, as the case may be; and (ii) that the Companies shareholders or management have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work described herein considering the broad and notorious experience they have in the preparation of reports and appraisals of this nature.

2.8.2.      Costs. The costs related to hiring the appraisal companies for preparing the Accounting Appraisal Reports and the Article 264 Appraisal Reports shall be equally apportioned between Eletrobras, the Subsidiary and each one of the other companies that may have their shares merged by Eletrobras in the process in question (namely, Companhia Hidro Elétrica do São Francisco S. A. - Chesf; Furnas – Centrais Elétricas S.A.; and Centrais Elétricas do Norte do Brasil S. A. - Eletronorte.

2.8.3.      Equity Variations. After the base date of the Accounting Appraisal Reports (that is, June 30, 2022), there was the capitalization of advances for future capital increase made by Eletrobras in the Subsidiary, on August 30, 2022, in the total amount of three hundred million Brazilian reais (BRL 300,000,000.00 ), resulting in the issue of seventeen billion, one hundred and one million, six hundred and fifty-two thousand and seventy-eight (17,101,652,078) new common shares by the Subsidiary and their delivery to Eletrobras. At the same EGM three hundred and eight million, two hundred and sixty-six thousand, eight hundred and sixteen (308,266,816) treasury shares were also cancelled, in the amount of four million, three hundred and twenty-five thousand, eight hundred and fifteen Brazilian reais and fifty-eight cents (BRL 4,325,815.85). However, since this event occurred after the base date of the Accounting Appraisal Reports, this event was not considered for the purposes of the calculations made in the context of the Merger of Shares. The other equity variations that occurred in the Companies between the base date of the Accounting Appraisal Reports (that is, June 30, 2022) and the date on which the Merger of Shares is carried out will continue to be supported and accounted for by them, and should be recorded in their respective accounting books, without any impact on the Merger of Shares.

2.9.           Right of Withdraw. As provided for in article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporation Law, if the Merger of Shares is consummated, the right of withdrawal will be assured to Dissenting Shareholders (as defined below): (a) of Eletrobras, holders of class "A" preferred shares, if the Redemption of PNA Shares is not approved; and (b) of the Subsidiary, holders of any type or class of share (“Right of Withdraw”).

2.9.1.      Dissenting Shareholders. For the purposes of exercising the Right of Withdraw, shareholders who reject or abstain from the respective resolution on the Merger of Shares, as well as those that do not attend the respective Extraordinary Shareholders Meeting of Eletrobras or of the Subsidiary that resolves on the same, or, further, those whose shares do not grant the right to vote, shall be deemed dissenting shareholders (“Dissenting Shareholders”). The reimbursement of the value of the shares shall only be assured in relation to the shares that the Dissenting Shareholder is the uninterrupted and proven holder of since (i) December 05, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the Merger of Shares and containing the terms and conditions of the Merger of Shares, until (ii) the date of the exercise of the Right of Withdraw, pursuant to article 137, paragraph 1, of the Brazilian Corporation Law.

2.9.2.      Term of Exercise. According to the procedure provided for in article 137, IV, of the Brazilian Corporation Law, in order to exercise the right to withdraw, Dissenting Shareholders must manifest within thirty (30) days from the publication of the minutes of the Extraordinary Shareholder Meeting that approves the Merger of Shares.

2.9.3.      Number of Shares Subject of the Right to Withdraw. The Right to Withdraw may only be exercised with respect to the totality of the shares held as of the close of trading on December 05, 2022 by the Dissenting Shareholder, thus partial exercise is not permitted.

2.9.4.      Right of Retraction. As provided for in article 137, paragraph 3 of the Brazilian Corporation Law, in the ten (10) days following the end of the term for exercise of the Right to Withdraw, if the management bodies understand that the payment of the reimbursement price of the shares to the Dissenting Shareholders who exercised their right of withdrawal will put at risk the financial stability of the company, Under the terms of paragraph 3 of article 252 of the Brazilian Corporation Law. Nevertheless, the Merger of Shares will be effective as of the date of the meeting that approves it.

2.9.4.1. The date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no withdrawal or reimbursement.

2.9.4.2. Reimbursement Value. In view of the provisions of Clause 2.7.2 above, the amount of reimbursement per share held by a Dissenting Shareholder who has exercised his Withdrawal Right will be: (i) forty eight Brazilian reais and five thousand, a hundred and seventy nine cents (BRL 48.5179) for holders of class "A" preferred shares issued by Eletrobras; (ii) zero Brazilian reais and a hundredth and eighty two cents (BRL 0.0182) for holders of common shares issued by the Subsidiary.

2.9.4.3. Also, the reimbursement of shares may be paid to the Dissenting Shareholders on account of profits or reserves, except the legal one, and, in this case, the reimbursed shares will remain in treasury, as established in article 45, paragraph 5, of the Brazilian Corporation Law.

2.10.       Financial Statements. As provided in article 16 of CVM’s Resolution 78, since the Merger of Shares will represent a dilution of less than five per cent (5%) in the capital stock of Eletrobras, it is not necessary to disclose the Companies’ financial statements.

2.11.       Pending Corporate Approvals. The implementation of the Merger of Shares will depend on the performance of the following corporate acts:

(a)              Extraordinary Shareholders’ Meeting of the Subsidiary convened to deliberate on:

(i)               subject to the approval of sub-items (ii) to (vii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Report;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Report;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Report for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Report of Article 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, authorization to the Subsidiary's managers to practice all the acts necessary to implement the Merger of Shares, including the authorization for the Subsidiary's board of directors to subscribe, on behalf of the Subsidiary's shareholders, the new shares issued by Eletrobras as a result of the Merger of Shares, pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

(b)             Eletrobras Extraordinary Shareholders’ Meeting called to resolve, among other matters, on:

(i)               subject to the approval of sub-items (ii) to (viii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Reports for Article 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Reports of Article 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol, with the consequent increase of the capital stock of Eletrobras by BRL 3,836,285.00), by issuing 78,741 new common shares as a result of the Merger of Shares, whose issue price was determined based on the Eletrobras Accounting Appraisal Reports;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, approval of the amendment to Eletrobras' Bylaws to reflect the capital stock increase referred to above; and

(viii)          subject to the approval of the resolutions in items (i) to (x) above, authorization for Eletrobras' directors to deliver to the shareholders of the Subsidiary, duly represented by its directors pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the shares issued in Eletrobras' capital stock increase resulting from the Merger of Shares.

3.               OTHER PROVISIONS

3.1.           Continuity of Operations. After the implementation of the Merger of Shares, Eletrobras and the Subsidiary shall continue operating normally, therefore, customers, suppliers, employees and other interested parties shall not expect any change in the management and business relations, nor shall there be any need for requesting, changing or renewing licenses or authorizations granted to the Subsidiary by governmental authorities.

3.2.           Absence of Succession. Due to the effectiveness of the Merger of Shares, Eletrobras will not absorb the Subsidiary's assets, rights or obligations, since the Subsidiary will maintain its legal personality intact, and there will be no succession.

3.3.           Registration and Annotations. It shall be incumbent upon Eletrobras' management, with the collaboration of the Subsidiary's management, to perform all acts necessary to implement the Merger of Shares, as well as all communications, registrations and entries in the registries and everything else necessary to the operation's effectiveness..

3.4.           Amendments. Except as otherwise provided herein, this Protocol may only be amended by means of a written instrument signed by the managers of both Companies.

3.5.           Digital Signature. This Protocol is executed electronically, through the Docusign platform, with the use of a digital certificate issued in accordance with the standard established by ICP-Brazil, being considered fully valid, in all its content, as from the affixing of the last signature, information that will be recognized by the Parties in its integrity and authenticity, guaranteed by the encryption system, in accordance with Article 10, paragraph 2, of the Provisional Measure 2200-2/2001, as well as the supervening legislation. The signatories declare to be the legitimate representatives of the Parties and to have the powers to sign this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And in witness whereof, the Parties hereby execute the present Protocol in the form of Clause 3.5 above, together with the two (2) undersigned witnesses.

Rio de Janeiro, December 05, 2022.

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(Signature page of the Protocol and Justification of the Merger of Shares executed on December 05, 2022)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Position:	_____________________________________ By: Position:

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL

___________________________________ By: Position:	_____________________________________ By: Position:

Witnesses:

___________________________________ Name: RG:	_____________________________________ Name: RG:

ANNEX 5

Eletronorte Protocol and Justification

ANNEX 5

Protocol and Justification Eletronorte

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

This private instrument is executed by the managers of the parties qualified below ("Parties"):

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, "A" class publicly-held company, headquartered in Brasília, in the Federation Unit Distrito Federal, at Quadra SEPN 504, Bloco D, 504, rooms 306 e 307, 3rd floor, Edifício Centrocorp Portinari, enrolled in the National Register of Legal Entities of the Ministry of Economy ("CNPJ") under No. 00.001.180/0001-26, with its acts of incorporation registered with the Board of Trade of the State of Distrito Federal under NIRE 53300000859, herein represented pursuant to its bylaws ("Eletrobras"); and

B.              CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A., a closed corporation headquartered at Q SEPN 504 Bloco D, 504, Asa Norte, Brasília-DF and enrolled with the CNPJ under No. 00.357.038/0001-16, with its acts of incorporation registered with the Board of Trade Federation Unit Distrito Federal, herein represented in the form of its bylaws ("Subsidiary" and, jointly with Eletrobras, "Companies").

WHEREAS:

(a)              Eletrobras, on this date, holds one hundred and sixty seven million, five hundred and twenty seven thousand, one hundred and ninety two (167,527,192) common shares issued by the Subsidiary, representing ninety-nine point sixty-nine per cent (99,69%) of its voting capital and its total capital stock; while the remaining amount of shares issued by the Subsidiary is held by a widespread shareholder base; and

(b)             For the reasons set forth herein and subject to the terms and conditions herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Company, including, without limitation, the approval of their respective shareholders, understand that it is favorable to both Companies to implement the merger of all the shares issued by the Subsidiary into Eletrobras, so that, upon completion of the respective operation, the Subsidiary becomes a wholly-owned subsidiary of Eletrobras ("Merger of Shares");

HEREBY, the Parties resolve to execute, in the best form of law, the present Protocol and Justification of the Merger of Shares ("Protocol"), whose purpose is to establish, pursuant to articles 224, 225, 252 and 264 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and of CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"), the conditions of the Merger of Shares, which shall be timely submitted to the resolution of the other governance bodies of the Companies, as applicable, especially to the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger of Shares. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger of Shares, with the consequent conversion of the Subsidiary into a wholly-owned subsidiary of Eletrobras and the issuance, based on the Exchange Ratio (as defined below), of new registered, book-entry common shares with no par value by Eletrobras to be assigned to the shareholders of the Subsidiary in proportion to their interest in the latter's capital stock, pursuant to article 252 of the Brazilian Corporation Law.

1.2.           Justification of the Merger of Shares. The Merger of Shares is a reorganization and corporate concentration instrument widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process, and expansion of the group's competitiveness and efficiency against competitors.

1.2.1	The main purpose of the Share Merger is to ensure that Eletrobras becomes the sole shareholder of the Subsidiary, giving the Subsidiary's shareholders the choice of migrating to Eletrobras' shareholder base.

1.2.2	The Merger of Shares is justified as being in the Companies' interest, considering that the Subsidiary currently has in its corporate structure a group of shareholders that hold a small portion of the Subsidiary's voting capital stock. In this sense, from the Subsidiary's minority shareholders' point of view, it is logical and rational to migrate to Eletrobras' shareholder base, which is constituted on the format of a publicly-held company with dispersed capital in the corporation model. In this sense, upon becoming an Eletrobras shareholder, these agents will have greater liquidity and political power, since they will no longer be minority shareholders in a company with defined control and closed capital.

1.2.3	From the standpoint of Eletrobras' shareholders, the Merger of Shares is equally relevant and justified, to the extent that it unlocks extremely relevant value levers associated with the management and organization of the Subsidiary, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

1.2.4	It is important to remember that the Subsidiary was constituted as a segregated state-owned company, and thus developed for many years, so that it came to acquire an inordinate complexity in its organizational and corporate structure, in compliance both with the Brazilian Corporation Law, in the chapter dedicated to mixed economy companies, and, above all, with the robust and complex governance requirements brought with Law No. 13,303/2016. This structure, we must stress, was built and developed with numerous redundancies and overlaps, as if it were an autonomous company, whether in its governance system, or in the organization of its management, or in the construction and definition of its macroprocesses and strategic guidelines.

1.2.5	The formatting of a single shareholder for the Subsidiary will thus allow the Subsidiary's own scope of action to be reviewed and rethought, in order to to: (i) complete restructuring and simplification of its governance system, focusing on a leaner local administration with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with the elimination of redundancies and gains in efficiency in the operation of assets and execution of investment projects (iii) strengthening of Eletrobras' role in the Subsidiary's strategic direction and in the definition of the optimal management model; and (iv) greater legal certainty in the decision-making process, given the absence of potential conflicting interests normally associated with the plurality of the shareholder base.

1.2.6	It can be seen that the main advantages of converting the Subsidiary into a wholly-owned subsidiary reside in the moment after the Merger of Shares, due to the remodeling of its scope of action, management, and governance.

1.3.           Benefits to the Parties with the Merger of Shares. With regard to the optimization of the decision-making and organizational structure resulting from the Merger of Shares, it is also worth highlighting: (i) reduction of costs and time lapse associated with the decisions taken in shareholders’ meetings, since the formalities set forth in art. (ii) elimination of redundancies and inefficiencies and efficient allocation of resources and people; (iii) full harmony between the strategic commands issued by Eletrobras and their execution by the Subsidiary; (iv) greater role for Eletrobras' executive board in monitoring and supervising the Subsidiary's management; and (v) greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

2.               PROTOCOL

2.1.           Current Corporate Structure of the Subsidiary. The Subsidiary is a closely-held corporation, whose capital stock, at the moment immediately before the Merger of Shares, will be thirteen billion, five hundred and six million, three hundred and seventy-seven thousand, four hundred and forty-three Brazilian reais and forty-four cents (BRL 13,506,377,443.44), fully subscribed and paid up, represented by one hundred and sixty-eight million, forty-four thousand, seven hundred and fifty-one (168,044,751), all book-entry, no par value common shares, which will be distributed on the date of the Subsidiary's Extraordinary Shareholders’ Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares
Eletrobras	167,527,192
Others	517,559
Total	168,044,751

2.2.           Current Corporate Structure of Eletrobras. Eletrobras is a category A listed company, whose shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão ("B3"). On this date Eletrobras' capital stock is sixty-nine billion, eight hundred thirteen million, seven hundred forty thousand, two Brazilian reais and fifty-two cents (BRL 69,813,740,002.52), represented by two billion, three hundred and one million, two hundred and twenty seven thousand, seven hundred and seventy seven (2,301,227,777) shares, all book-entry and without par value, being two billion, twenty one million, one hundred and thirty nine thousand, four hundred and sixty four (2,021,139,464) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class "B" preferred shares and one (1) special class preferred share owned by the Federal Government, which will be distributed as follows on the date of the Eletrobras Extraordinary Shareholders’ Meeting that resolves on the Merger of Shares:

Shareholder	Common Shares	Class A Preferred Shares	Class B Preferred Shares	Special Class Shares
Federal Government	667,888,884	-	493	1
Others	1,353,250,580	146,920	279,940,900	-
Total	2,021,139,464	146,920	279,941,393	1

2.3.           Exchange Ratio. Due to the Merger of Shares and considering the corporate structures described in Clauses 2.1 to 2.2 above, it was established that each shareholder of the Subsidiary shall receive two point eight-one-five-five (2.8155) common share issued by Eletrobras for each one (1) common share issued by the Subsidiary held by him/her to be merged by Eletrobras, an amount to be eventually adjusted pursuant to Clause 2.6.2 below, if applicable ("Exchange Ratio").

2.3.1.      Exchange Ratio Determination. The Exchange Ratio was freely negotiated, agreed upon between the management of Eletrobras and of the Subsidiary, as independent parties, and, in this sense, it was determined that the Exchange Ratio will be the one resulting from the comparison of the value of the net book equity of each one of the Companies, considering the base date of June 30, 2022 (i.e, the base date of the last quarterly financial information (ITR of the 2nd quarter) raised by the Companies for the purposes of compliance with the regulatory requirements of Eletrobras), with the support of the evaluation reports of the value of the net book equity of the Companies prepared by the independent appraisal company Taticca Auditores Independentes S. S., Taticca Auditores Independentes S.S., a simple company, with head office in the city of São Paulo-SP, Rua Doutor Geraldo Campos Moreira, No. 375, Room 51, Cidade Monções, CEP 04.571-020, registered with the CNPJ/ME under No. 20.840.718/0001-01 ("Taticca"), with the same base date, which are part of the Eletrobras management proposal, concerning the Merger of Shares, as Annex 6 and Annex 10 (together, "Accounting Appraisal Reports" and, individually, "Accounting Appraisal Report").

2.4.           Eletrobras Capital Increase. Pursuant to art. 252, paragraph 1, of the Brazilian Corporation Law, the Merger of Shares shall result in an increase of Eletrobras' capital stock in the total amount of seventy million, nine hundred and ninety-three thousand, six hundred and seventy-seven Brazilian reais and eight cents (BRL 70.993.677,08), equivalent to the value of the net book equity of the shares issued by the Subsidiary not yet held by Eletrobras and that, as a result of the Merger of Shares, shall become the property of Eletrobras, and this amount was determined in the Subsidiary's Accounting Appraisal Report, with the consequent issuance of one million, four hundred and fifty-seven thousand, one hundred and seventy-seven (1,457,177) new common shares by Eletrobras, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by Eletrobras, including the participation in the results of the current fiscal year ("New Eletrobras Shares").

2.4.1.      Preemptive Right. The current shareholders of Eletrobras will not have preemptive rights in the subscription of the New Eletrobras Shares, pursuant to the terms of article 252, paragraph 1, of the Brazilian Corporation Law.

2.4.2.      Delivery of the New Eletrobras Shares. Pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the Subsidiary's officers shall be authorized by the shareholders of such company to subscribe, in the place of each Subsidiary's shareholder (except Eletrobras), the portion of New Eletrobras Shares they are entitled, based on the Exchange Ratio. The officers of Eletrobras, on the other hand, must be authorized by its shareholders to deliver such New Eletrobras Shares pursuant to the terms indicated above.

2.4.3.      Payment of the New Eletrobras Shares. The New Eletrobras Shares will be paid in by the shareholders of the Subsidiary (except Eletrobras) upon the contribution of the respective shares issued by the Subsidiary that they own to Eletrobras' capital, as a consequence of the Merger of Shares.

2.4.4.      Fractions of Shares. Any fractions of shares issued by Eletrobras resulting from the Merger of Shares shall be grouped into whole numbers and then sold on the cash market managed by B3 after the consummation of the Merger of Shares, pursuant to the notice to shareholders to be disclosed in due course by Eletrobras management. The amounts obtained in said sale, net of applicable fees, shall be made available to the shareholders of the Subsidiary holding the respective fractions in proportion to their interest in each share merged by Eletrobras.

2.4.5.      Eletrobras’ Bylaws Amendment. Due to the capital increase of Eletrobras resulting from the Merger of Shares, as well as due to the issuance of the New Eletrobras Shares, the caput of article 4 of Eletrobras’ Bylaws shall be amended to reflect the new value of the capital stock and number of shares of the company. The new wording of the article shall depend on whether or not the shareholders of Eletrobras have approved, at the same shareholders’ meeting at which the Merger of Shares will be put up for discussion, the redemption of the Class "A" Preferred Shares ("Redemption of PNA Shares"). In this sense, the caput of article 4 of Eletrobras' Bylaws could read as follows:

In case of approval of the Redemption of PNA Shares:

“Article 4 The capital stock is BRL 69.884.733.679,60, divided into 2,022,596,641 common shares, 279,941,393 class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value; there are no class "A" preferred shares issued by the Company.”

In case the Redemption of PNA Shares is not approved:

“Article 4 The capital stock is BRL 69.884.733.679,60, divided into 2.302.684.954 common shares, 146.920 class "A" preferred shares, 279.941.393 class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry shares with no par value.”

2.4.6.      Notwithstanding the above, on the same date that the Merger of Shares is resolved by the shareholders of Eletrobras, a decision shall also be made regarding the possible merger of shares of Furnas - Centrais Elétricas S.A., Companhia Hidroelétrica de São Francisco S.A. and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil. Therefore, the final amount of capital stock and number of Eletrobras shares indicated above may change as a result of these other operations.

2.4.7.      Subsidiary’s Bylaws Amendment. The Merger of Shares will not imply any amendment to the Subsidiary’s Bylaws.

2.5.           Eletrobras Corporate Structure after the Merger of Shares. Eletrobras Corporate Structure after the Merger of Shares. With the approval of the Merger of Shares and of its respective capital increase, with the consequent issuance of the New Eletrobras Shares and their delivery to the shareholders of the Subsidiary (except for Eletrobras itself), there shall be no relevant change in the distribution of the shares issued by Eletrobras since it already has dispersed capital (i.e., without a defined controller) and the delivery of the new shares to the minority shareholders of the Subsidiary shall not affect this situation. Furthermore, as emphasized earlier in this instrument, on the same date on which the Merger of Shares is resolved by the shareholders of Eletrobras, the possible merger of shares in Furnas - Centrais Elétricas S.A., Companhia Hidro Elétrica do São Francisco S.A. – Chesf and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil S.A. - CGT Eletrosul will also be resolved. Therefore, the final amount of capital stock and number of common shares indicated above may change as a result of these other transactions.

2.6.           Corporate Structure of the Subsidiary after the Merger of Shares. Upon approval of the Merger of Shares and the respective delivery to Eletrobras of the shares held by the shareholders in the Subsidiary (except for the shares already held by Eletrobras), the Subsidiary will become a wholly-owned subsidiary of Eletrobras and, consequently, the Subsidiary's capital stock will be fully owned by Eletrobras, as follows:

Shareholder	Common Shares
Eletrobras	168,044,751
Total	168,044,751

2.7.           Appraisal Report for purposes of Article 264. Since the Merger of Shares is an operation between parent company and subsidiary, the Subsidiary's shareholders shall be presented an appraisal report of each Company prepared pursuant to article 264 of the Brazilian Corporation Law, to this end Ernst & Young Assessoria Empresarial Ltda., was hired, a limited liability company, with registered office in the city of São Paulo-SP, Av. Presidente Juscelino Kubitschek, 1909, Vila Nova Conceição, CEP 04.543-907, SP Corp Tower Norte, 9º Andar, Conjunto 91, enrolled with the CNPJ/ME under No. 59.527.788/0001-31 ("EY"), was retained to prepare the respective reports, with base date as of June 30, 2022 (that is, the same base date as the Accounting Appraisal Reports), which are part of the Eletrobras management proposal, concerning the Merger of Shares, as Annexes 12 and 16 (jointly, "Article 264 Appraisal Reports" and, individually, "Article 264 Appraisal Report").

2.7.1.      If the share exchange ratio resulting from the Merger of Shares were calculated based on the Appraisal Reports of Article 264, two point four-eight-five-six (2,4856) common shares issued by Eletrobras would be attributed for each 1 (one) share issued by the Subsidiary held by its shareholders (except for Eletrobras itself). Thus, it is verified that such exchange ratio based on the Appraisal Reports of Article 264 is less favorable to the shareholders of the Subsidiary than the Exchange Ratio effectively proposed to such shareholders as indicated in Clause 2.3 above.

2.7.2.      Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporation Law shall not be applicable, so that the right to withdraw of the Dissenting Shareholders (as defined below) of the Subsidiary shall be calculated based on the provisions of article 45 of the Brazilian Corporation Law, as shall be detailed in Clause 2.9 below.

2.8.           Assembly Ratification of the Choice of Assessors. The hiring of the appraisal companies responsible for the survey and delivery of the Accounting Appraisal Reports and the Article 264 Appraisal Reports (namely, Taticca and EY, respectively) must be ratified by the Companies' shareholders, at their respective shareholders’ meetings called to deliberate on the Merger of Shares.

2.8.1.      Statement from the Appraisal Companies. The appraisal companies indicated above declared, in their respective appraisal reports, (i) that there is no conflict or communion of interests, current or potential, with the Companies shareholders, or, also, regarding the Merger of Shares, as the case may be; and (ii) that the Companies shareholders or management have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work methodologies relevant for the quality of their conclusions. Such appraisal companies were selected for the work described herein considering the broad and notorious experience they have in the preparation of reports and appraisals of this nature.

2.8.2.      Costs. The costs related to hiring the appraisal companies for preparing the Accounting Appraisal Reports and the Article 264 Appraisal Reports shall be equally apportioned between Eletrobras, the Subsidiary and each one of the other companies that may have their shares merged by Eletrobras in the process in question (namely, Companhia Hidro Elétrica do São Francisco S. A. - Chesf; Furnas – Centrais Elétricas S.A.; and Companhia Geração e Transmissão de Energia Elétrica do Sul do Brasil S. A. - CGT Eletrosul).

2.8.3.      Equity Variations. After the base date of the Accounting Appraisal Reports (that is, June 30, 2022), there was the capitalization of advances for future capital increase made by Eletrobras in the Subsidiary, on August 11th, 2022, in the total amount of one billion, nine hundred and thirty million, one hundred and fourteen thousand, six hundred and forty-nine Brazilian reais and ninety-nine cents (BRL 1,930,114,649.99), resulting in the issue of thirteen million, nine hundred and fifty-one thousand, two hundred and fifty (13,951,250) new common shares by the Subsidiary and their delivery to Eletrobras. However, since this event occurred after the base date of the Accounting Appraisal Reports, this event was not considered for the purposes of the calculations made in the context of the Merger of Shares. The other equity variations that occurred in the Companies between the base date of the Accounting Appraisal Reports (that is, June 30, 2022) and the date on which the Merger of Shares is carried out will continue to be supported and accounted for by them, and should be recorded in their respective accounting books, without any impact on the Merger of Shares.

2.9.           Right to Withdraw. As provided for in article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporations Law, if the Merger of Shares is consummated, the right of withdrawal will be assured to Dissenting Shareholders (as defined below): (a) of Eletrobras, holders of Class "A" Preferred Shares, if the Redemption of PNA Shares is not approved; and (b) of the Subsidiary, holders of any type or class of share (“Right to Withdraw”).

2.9.1.      Dissenting Shareholders. For the purposes of exercising the Right to Withdraw, shareholders who reject or abstain from the respective resolution on the Merger of Shares, as well as those that do not attend the respective Extraordinary Shareholders Meeting of Eletrobras or of the Subsidiary that resolves on the same, or, further, those whose shares do not grant the right to vote, shall be deemed dissenting shareholders (“Dissenting Shareholders”). The reimbursement of the value of the shares shall only be assured in relation to the shares that the Dissenting Shareholder is the uninterrupted and proven holder of since (i) December 05, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the Merger of Shares and containing the terms and conditions of the Merger of Shares, until (ii) the date of the exercise of the Right to Withdraw, pursuant to article 137, paragraph 1, of the Brazilian Corporation Law.

2.9.2.      Term of Exercise. According to the procedure provided for in article 137, IV, of the Brazilian Corporation Law, in order to exercise the right to withdraw, Dissenting Shareholders must manifest within thirty (30) days from the publication of the minutes of the shareholders’ meeting that approves the Merger of Shares.

2.9.3.      Number of Shares Subject of the Right to Withdraw. The Right to Withdraw may only be exercised with respect to the totality of the shares held as of the close of trading on December 05, 2022 by the Dissenting Shareholder, thus partial exercise is not permitted.

2.9.4.      Right of Retraction. As provided for in article 137, paragraph 3 of the Brazilian Corporation Law, in the ten (10) days following the end of the term for exercise of the Right of Withdrawal, if the management bodies understand that the payment of the reimbursement price of the shares to the Dissenting Shareholders who exercised their right of withdrawal will put at risk the financial stability of the company, under the terms of paragraph 3 of article 252 of the Brazilian Corporation Law. Nevertheless, the Merger of Shares will be effective as of the date of the meeting that approves it.

2.9.4.1. The date of the effective payment of the reimbursement amount to the Dissenting Shareholders who exercise their right to withdraw shall be informed in due course by means of a Notice to Shareholders, which shall be disclosed on the date: (i) of the decision of the management of Eletrobras not to exercise the right to call a new meeting to reconsider the resolution on the Merger of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporation Law, within ten (10) days following the end of the period for exercise of the right to withdraw; or (ii) of the ratification of the resolution at a new general meeting, which has been called by the management of Eletrobras due to the prerogative of reconsideration. If the new meeting reconsiders the referred to resolution, the Merger of Shares shall not be implemented and there shall be no withdrawal or reimbursement.

2.9.5.      Reimbursement Value. In view of the provisions of Section 2.7.2 above, the amount of reimbursement per share held by a Dissenting Shareholder who has exercised his Right to Withdraw will be: (i) BRL 48.5179 for holders of class "A" preferred shares issued by Eletrobras; (ii) BRL 127.2152 for holders of common shares issued by the Subsidiary.

2.9.5.1. Also, the reimbursement of shares may be paid to the Dissenting Shareholders on account of profits or reserves, except the legal one, and, in this case, the reimbursed shares will remain in treasury, as established in article 45, paragraph 5, of the Brazilian Corporation Law.

2.10.       Financial Statements. As provided in article 16 of CVM’s Resolution 78, since the Merger of Shares will represent a dilution of less than five per cent (5%) in the capital stock of Eletrobras, it is not necessary to disclose the Companies’ financial statements.

2.11.       Pending Corporate Approvals. The implementation of the Merger of Shares will depend on the performance of the following corporate acts:

(a)              Extraordinary Shareholders’ Meeting of the Subsidiary convened to deliberate on:

(i)               subject to the approval of sub-items (ii) to (vii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Reports for Art. 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Reports of Art. 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, authorization to the Subsidiary's managers to practice all the acts necessary to implement the Merger of Shares, including the authorization for the Subsidiary's board of directors to subscribe, on behalf of the Subsidiary's shareholders, the new shares issued by Eletrobras as a result of the Merger of Shares, pursuant to article 252, paragraph 2, of the Brazilian Corporation Law.

(b)             Eletrobras’ Extraordinary Shareholders’ Meeting called to resolve, among other matters, on:

(i)               subject to the approval of sub-items (ii) to (viii) below, the approval of this Protocol;

(ii)              subject to the approval of the resolution in item (i) above, ratification of the appointment of Taticca as the appraisal company responsible for preparing the Accounting Appraisal Reports;

(iii)             subject to the approval of the resolutions in items (i) and (ii) above, approval of the Accounting Appraisal Reports;

(iv)            subject to the approval of the resolutions in items (i) to (iii) above, ratification of the appointment of EY as the appraisal company responsible for preparing the Appraisal Reports for Art. 264;

(v)              subject to the approval of the resolutions in items (i) to (iv) above, approval of the Appraisal Reports of Art. 264;

(vi)            subject to the approval of the resolutions in items (i) to (v) above, approval of the Merger of Shares, pursuant to this Protocol, with the consequent increase of the capital stock of Eletrobras by BRL 70,993,677.08, by issuing 1,457,177 new common shares as a result of the Merger of Shares, whose issue price was determined based on the Eletrobras Accounting Evaluation Reports;

(vii)           subject to the approval of the resolutions in items (i) to (vi) above, approval of the amendment to Eletrobras' Bylaws to reflect the capital stock increase referred to above; and

(viii)          subject to the approval of the resolutions in items (i) to (vii) above, authorization for Eletrobras' directors to deliver to the shareholders of the Subsidiary, duly represented by its directors pursuant to article 252, paragraph 2, of the Brazilian Corporation Law, the shares issued in Eletrobras' capital stock increase resulting from the Merger of Shares.

3.               OTHER PROVISIONS

3.1.           Continuity of Operations. After the implementation of the Merger of Shares, Eletrobras and the Subsidiary shall continue operating normally, therefore, customers, suppliers, employees and other interested parties shall not expect any change in the management and business relations, nor shall there be any need for requesting, changing or renewing licenses or authorizations granted to the Subsidiary by governmental authorities.

3.2.           Absence of Succession. Due to the effectiveness of the Merger of Shares, Eletrobras will not absorb the Subsidiary's assets, rights or obligations, since the Subsidiary will maintain its legal personality intact, and there will be no succession.

3.3.           Registration and Annotations. It shall be incumbent upon Eletrobras' management, with the collaboration of the Subsidiary's management, to perform all acts necessary to implement the Merger of Shares, as well as all communications, registrations and entries in the registries and everything else necessary to the operation's effectiveness.

3.4.           Amendments. Except as otherwise provided herein, this Protocol may only be amended by means of a written instrument signed by the managers of both Companies.

3.5.           Digital Signature. This Protocol is executed electronically, through the Docusign platform, with the use of a digital certificate issued in accordance with the standard established by ICP-Brazil, being considered fully valid, in all its content, as from the affixing of the last signature, information that will be recognized by the Parties in its integrity and authenticity, guaranteed by the encryption system, in accordance with Article 10, paragraph 2, of the Provisional Measure 2200-2/2001, as well as the supervening legislation. The signatories declare to be the legitimate representatives of the Parties and to have the powers to sign this Protocol. Regardless of the place and date of the digital signature of each Party, the Parties agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And in witness whereof, the Parties hereby execute the present Protocol in the form of Clause 3.5 above, together with the two (2) undersigned witnesses.

Rio de Janeiro, December 05, 2022.

(rest of page intentionally left blank)

(Signature page of the Protocol and Justification of the Merger of Shares executed on December 05, 2022)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Position:	_____________________________________ By: Position:

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A.

___________________________________ By: Position:	_____________________________________ By: Position:

Witnesses:

___________________________________ Name: RG:	_____________________________________ Name: RG:

ANNEX 6

Eletrobras Accounting Appraisal Report

CENTRAIS ELÉTRICAS BRASIL S.A. - ELETROBRAS

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

As of June 30, 2022

CENTRAIS ELÉTRICAS BRASIL S.A. - ELETROBRAS

TATICCA Auditores Independentes S.S. R. Dr Geraldo Campos Moreira, 375 CEP:04571-020 - Brooklin Novo - São Paulo - SP Tel.: 55 11 3062-3000 - www.taticca.com.br

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

To the

Management and Shareholders of

CENTRAIS ELÉTRICAS BRASIL S.A. - ELETROBRAS

Q Sepn 504 Bloco D, nr 504, Edifício Centrocorp Portinari

Asa Norte, Brasília, DF, 70.730-524

Requesting Party

1.	Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”), enrolled in CNPJ/MF N.º 00.001.180/0001-26, with offices at Q Sepn 504 Bloco D, nr 504, Edifício Centrocorp Portinari Asa Norte, Brasília, DF, 70.730-524.

Valuation firm data

2.	Taticca Auditores Independentes S.S. (“Taticca”), a general partnership firm with offices in the city of São Paulo, State of São Paulo, at R. Dr Geraldo Campos Moreira, 375, Sala 51, Bairro Brooklin Novo, CEP:04571-020, enrolled in the Brazilian IRS Registry of Legal Entities under Nº 20840718/0001-01, registered with the Brazilian Securities and Exchange Commission (CVM) under N.º 12.220, and a member of Brazil’s National Association of State Boards of Accountancy – São Paulo State Chapter under Nº CRC 2SP-03.22.67/O-1, represented by its undersigned partner Aderbal Alfonso Hoppe, accountant, identity card N.º 55.526.534-1 SSP/SP, individual taxpayer N.º 541.560.250-04, São Paulo State Board of Accountancy registration number 1SC020036/O-8-T-SP, resident and domiciled in the city of São Paulo/State of São Paulo, with offices at the same address as that of the Company, appointed as expert by it in order to determine net assets at book value of Company shares to establish the relation of replacement of shares in the context of Company merger of shares issued by its subsidiaries (namely, Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – GCT Eletrosul, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte), and to determine the issue price of Company shares in capital increase in connection with such mergers of shares, pursuant to article 252, paragraph 1, of Law Nº 6404/76, of December 15, 1976, as amended from time to time (“Corporation Law”).

Valuation purpose

3.	The valuation of net assets at book value of Company shares at June 30, 2022 for specific purposes set out in item 2 above, prepared in accordance with accounting standards and practices adopted in Brazil in light of the criteria for valuation of assets and liabilities set forth in Corporation Law.

Management responsibility for accounting information

4.	Company management is responsible for bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for relevant internal controls it determined to be necessary to allow the preparation of such financial statements free of material misstatements, whether due to fraud or error.

Scope of work and responsibility of the independent auditor

5.	The preparation of this work relied on data and information provided by third parties as Company documents. The estimates used in this process are based on documents and information, which include, among others, the following:

a)	Minutes of Special General Meetings.

b)	Minutes of the Board of Directors and of the Supervisory Board.

c)	Audited statements of financial position at June 30, 2022.

d)	Analyses of information at June 30, 2022 and of changes and movements between the audited financial statements at December 31, 2021 and audited quarterly information (ITRs) at March 31, June 30 and September 30, 2022.

e)	Analyses of significant subjects in the context of the materiality involved.

Principles and qualifications

6.	The following information is material and should be carefully read. The report object of the enumerated, calculated and individualized work fully complies with the fundamental principles described below:

a)	The consultants have no interest, direct or indirect, in the companies involved or in the operation, and there are no other relevant circumstances that could characterize a conflict of interest.

b)	The professional fees of the valuation firm are in no way subject to the conclusions of this report.

c)	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

d)	The information received from third parties is assumed to be correct, and its sources are contained and cited in the said report.

e)	For projection purposes, we assume the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the Company in question, other than those listed in this report.

f)	The report presents all limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein.

g)	The report was prepared by us and no one, other than its own consultants, prepared the analyses and corresponding conclusions.

h)	We assume full responsibility for the matter of valuations, including implicit ones, for the exercise of their honorable functions, primarily established in laws, codes or regulations.

Limitations of responsibility

7.	To prepare this report, we used information and historical data, audited or not, provided by the Company's management or obtained from the aforementioned sources. Therefore, we assume the data and information obtained for this report to be true and consistent.

Valuation methodology

8.	Examination of the support documentation already mentioned, aiming to check that the bookkeeping has been orderly and in compliance with the legal, regulatory, normative and statutory provisions that govern the matter, in accordance with the accounting practices adopted in Brazil, as set out in Attachment III. We examined the capital composition shown in Attachment I and all other documents necessary for the preparation of this valuation report at book value, carried out based on the Company's statements of financial position at June 30, 2022, as per Attachments II and III.

The valuation of net assets at book value of Company shares

9.	Based on the procedures and the valuation criteria described in item 8 and in Attachment III, we concluded that the value of net assets of R$106,712,385,000, (one hundred and six billion, seven hundred and twelve million, three hundred and eighty-five thousand) according to the statement of financial position at June 30, 2022, contained in the Company's accounting records, summarized in Attachment II and Attachment III, represents, in all its material respects, the Company’s net assets at book value.

10	For purposes of this report, we considered the total amount of shares issued by the Company, equivalent to 2,196,606,250 shares, namely 1,916,517,936 common shares, 146,920 class A preferred shares and 279,941,394 class B preferred shares, as summarized in Attachment I.

Conclusion

11.	Based on the work carried out, in the light of the examinations carried out in the aforementioned documentation and based on studies carried out by us, we found that the net assets at book value of each type and class of shares issued by the Company were as follows as of June 30, 2022:

(i)       R$48.72 for each common share issued by the Company;

(ii)      R$48.72 for each class A preferred share issued by the Company; and

(iii)       R$48.72 for each class B preferred share issued by the Company.

The aforementioned amounts are determined based on the direct division of total equity by total shares. The values of the shares for trading purposes should observe the fair values determined by calculations and results that are subject matter of a report for such purpose, which may result in a different value for each and every class of shares.

São Paulo, November 21, 2022.

Aderbal Alfonso Hoppe

Accountant CRC – 1SC020036/O-8-T-SP

Taticca Auditores Independentes S.S.

CRC – 2SP-03.22.67/O-1

CENTRAIS ELETRICAS BRASIL S.A. ELETROBRAS

CNPJ 00.001.180/0001-26

June 30, 2022

ATTACHMENT I – Composition of Share Capital

CENTRAIS ELETRICAS BRASIL S.A. ELETROBRAS

CNPJ 00.001.180/0001-26

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

CENTRAIS ELETRICAS BRASIL S.A. ELETROBRAS

CNPJ 00.001.180/0001-26

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

CENTRAIS ELETRICAS BRASIL S.A. ELETROBRAS

CNPJ 00.001.180/0001-26

June 30, 2022

ATTACHMENT III – Significant Accounting Practices

The individual and consolidated financial statements as of June 30, 2022, used for the preparation of this accounting report, were prepared in accordance with accounting policies, accounting estimates and judgments and measurement methods are partly the same as those adopted and disclosed in details in the financial statements for the year ended December 31, 2021, except for those explained below.

In June 2022, new electricity generation concession contracts were signed, which led to the recording of a new intangible asset for the Company. These contracts meet the definitions of assets presented in accounting pronouncement CPC 00 - Conceptual Framework for Financial Reporting, and the definitions of intangible assets in accordance with accounting pronouncement CPC 04 - Intangible Assets.

Also according to accounting pronouncement CPC 04 – Intangible Assets, an intangible asset must be initially recognized at cost. Cost is the amount of cash or cash equivalents paid or the fair value of any other consideration given to acquire an asset on the date of its acquisition. Eletrobras considered the fair values calculated by the CNPE for the consideration that the Company undertook to give in return for the assets acquired.

Amortization of the Company's intangibles was carried out only on a straight-line basis. This format will continue to be carried out by power plants not subject to physical guarantee quotas, while the power plants subject to physical guarantee quotas will have their amortization started from January 1, 2023, the date on which the quota system begins to be eliminated and also the date that the asset will be available for use under the conditions intended by management and defined in new contracts, the amortization taking place until June 17, 2052, at the rate of the quota system elimination established by CNPE Resolution No. 15/2021, so that amortization expenses are appropriated according to the evolution of the economic benefit generated by the assets acquired.

The Company also presented the deconsolidation related to the investment in Eletronuclear, which had its control transferred to ENBpar, thus meeting the requirements for disclosing results and cash flows as discontinued operations in accordance with accounting pronouncement CPC 31/IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation.

ANNEX 7

CHESF Accounting Appraisal Report

COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

As of June 30, 2022

COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF

TATICCA Auditores Independentes S.S. R. Dr Geraldo Campos Moreira, 375 CEP:04571-020 - Brooklin Novo - São Paulo - SP Tel.: 55 11 3062-3000 - www.taticca.com.br

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

To the

Management and Shareholders of

COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF

Rua Delmiro Gouveia, 333, San Martin

Recife, Pernambuco, 50761-90

Requesting Party

1.	Companhia Hidro Elétrica Do São Francisco - CHESF, enrolled in CNPJ/MF N.º 33.541.368/0001-16, with offices at Rua Delmiro Gouveia, 333, San Martin, Recife, Pernambuco, 50761-90 (“Company”).

.

Valuation firm data

2.	Taticca Auditores Independentes S.S. (“Taticca”), a general partnership firm with offices in the city of São Paulo, State of São Paulo, at R. Dr Geraldo Campos Moreira, 375, Sala 51, Bairro Brooklin Novo, CEP:04571-020, enrolled in the Brazilian IRS Registry of Legal Entities under Nº 20840718/0001-01, registered with the Brazilian Securities and Exchange Commission (CVM) under N.º 12.220, and a member of Brazil’s National Association of State Boards of Accountancy – São Paulo State Chapter under Nº CRC 2SP-03.22.67/O-1, represented by its undersigned partner Aderbal Alfonso Hoppe, accountant, identity card N.º 55.526.534-1 SSP/SP, individual taxpayer N.º 541.560.250-04, São Paulo State Board of Accountancy registration number 1SC020036/O-8-T-SP, resident and domiciled in the city of São Paulo/State of São Paulo, with offices at the same address as that of the Company, appointed as expert by it in order to determine net assets at book value of Company shares to establish the relation of replacement of shares in the context of Company merger of shares issued by its subsidiaries (namely, Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – GCT Eletrosul, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte), and to determine the issue price of Company shares in capital increase in connection with such mergers of shares, pursuant to article 252, paragraph 1, of Law Nº 6404/76, of December 15, 1976, as amended from time to time (“Corporation Law”).

Valuation purpose

3.	The valuation of net assets at book value of Company shares at June 30, 2022 for specific purposes set out in item 2 above, prepared in accordance with accounting standards and practices adopted in Brazil in light of the criteria for valuation of assets and liabilities set forth in Corporation Law.

Management responsibility for accounting information

4.	Company management is responsible for bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for relevant internal controls it determined to be necessary to allow the preparation of such financial statements free of material misstatements, whether due to fraud or error.

Scope of work and responsibility of the independent auditor

5.	The preparation of this work relied on data and information provided by third parties as Company documents. The estimates used in this process are based on documents and information, which include, among others, the following:

a)	Minutes of Special General Meetings.

b)	Minutes of the Board of Directors and of the Supervisory Board.

c)	Audited statements of financial position at June 30, 2022.

d)	Analyses of information at June 30, 2022 and of changes and movements between the audited financial statements at December 31, 2021 and audited quarterly information (ITRs) at March 31, June 30 and September 30, 2022.

e)	Analyses of significant subjects in the context of the materiality involved.

Principles and qualifications

6.	The following information is material and should be carefully read. The report object of the enumerated, calculated and individualized work fully complies with the fundamental principles described below:

a)	The consultants have no interest, direct or indirect, in the companies involved or in the operation, and there are no other relevant circumstances that could characterize a conflict of interest.

b)	The professional fees of the valuation firm are in no way subject to the conclusions of this report.

c)	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

d)	The information received from third parties is assumed to be correct, and its sources are contained and cited in the said report.

e)	For projection purposes, we assume the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the Company in question, other than those listed in this report.

f)	The report presents all limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein.

g)	The report was prepared by us and no one, other than its own consultants, prepared the analyses and corresponding conclusions.

h)	We assume full responsibility for the matter of valuations, including implicit ones, for the exercise of their honorable functions, primarily established in laws, codes or regulations.

Limitations of responsibility

7.	To prepare this report, we used information and historical data, audited or not, provided by the Company's management or obtained from the aforementioned sources. Therefore, we assume the data and information obtained for this report to be true and consistent.

Valuation methodology

8.	Examination of the support documentation already mentioned, aiming to check that the bookkeeping has been orderly and in compliance with the legal, regulatory, normative and statutory provisions that govern the matter, in accordance with the accounting practices adopted in Brazil, as set out in Attachment III. We examined the capital composition shown in Attachment I and all other documents necessary for the preparation of this valuation report at book value, carried out based on the Company's statements of financial position at June 30, 2022, as per Attachments II and III.

The valuation of net assets at book value of Company shares

9.	Based on the procedures and the valuation criteria described in item 8 and in Attachment III, we concluded that the value of net assets of R$21,775,245,000 (twenty one billion, seven hundred and seventy five million, two hundred and forty five thousand reais) according to the statement of financial position at June 30, 2022, contained in the Company's accounting records, summarized in Attachment II and Attachment III, represents, in all its material respects, the Company’s net assets at book value.

10	For purposes of this report, we considered the total amount of shares issued by the Company, equivalent to 55,904,895 shares, namely 54,151,081common shares and 1,753,814 preferred shares, as summarized in Attachment I. We also fouind that the shares not yet held by Eletrobras in the Company - that is, the shares issued by the Company that will be effectively merged into Eletrobras - represent 235,928 shares.

Conclusion

11.	Based on the work carried out, in the light of the examinations carried out in the aforementioned documentation and based on studies carried out by us, we found that the net assets at book value of each type and class of shares issued by the Company were as follows as of June 30, 2022:

(i)       R$389.50 for each common share issued by the Company;

(ii)      R$389.50 for each preferred share issued by the Company;

The aforementioned amounts are determined based on the direct division of total equity by total shares. The values of the shares for trading purposes should observe the fair values determined by calculations and results that are subject matter of a report for such purpose, which may result in a different value for each and every class of shares.

12.	Finally, we attest that the equity value of the shares not yet held by Eletrobras in the Company and, therefore, will represent the equity value to be effectively merged into Eletrobras in connection with the merger of shares, considering the amount of shares indicated at the end of item 10 above, is equivalent to R$91,895,173.09.

São Paulo, November 21, 2022.

Aderbal Alfonso Hoppe

Accountant CRC – 1SC020036/O-8-T-SP

Taticca Auditores Independentes S.S.

CRC – 2SP-03.22.67/O-1

Companhia Hidro Elétrica Do São Francisco - CHESF

33.541.368/0001-16

June 30, 2022

ATTACHMENT I – Composition of Share Capital

Companhia Hidro Elétrica Do São Francisco - CHESF

33.541.368/0001-16

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

Company 06/30/2022
Total Assets	**62.125.255**
Current assets	**7.630.062**
Cash and cash equivalents	**1.977.293**
Short-term investments	**827.257**
Short-term investments at fair value through P&L	770.084
Short-term investments at amortized cost	57.173
Accounts receivable	**815.869**
Trade accounts payable	815.869
Inventories	**107.475**
Taxes recoverable	**880.621**
Current taxes recoverable	**880.621**
Income tax and social contribution	769.704
Others	110.917
Prepaid expenses	**6.742**
Other current assets	**3.014.805**
Others	**3.014.805**
Services in progress	437.005
Transmission contracts receivable	2.227.296
Pledges and restricted deposits	26.642
Equity interest remuneration	63.272
Fachesf Saúde Mais	124.711
Other credits	135.879
Noncurrent assets	**54.495.193**
Long-term receivables	**17.799.978**
Short-term investments at amortized cost	**224.038**
Securities held to maturity	224.038
Other noncurrent assets	**17.575.940**
Transmission contracts receivable	16.724.222
Taxes recoverable	208.692
Pledges and restricted deposits	586.398
Benefits for reinvestment	39.823
Other credits	16.805
Investments	**5.473.921**
Property, plant and equipment	**2.472.725**
Intangible assets	**28.748.569**

Companhia Hidro Elétrica Do São Francisco - CHESF

33.541.368/0001-16

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

Companhia Hidro Elétrica Do São Francisco - CHESF

33.541.368/0001-16

June 30, 2022

ATTACHMENT III – Significant Accounting Practices

The individual and consolidated financial statements as of June 30, 2022, used for the preparation of this accounting report, were prepared in accordance with accounting policies, accounting estimates and judgments and measurement methods are partly the same as those adopted and disclosed in details in the financial statements for the year ended December 31, 2021, except for those explained below.

In June 2022, new electricity generation concession contracts were signed, which led to the recording of a new intangible asset for the Company. These contracts meet the definitions of assets presented in accounting pronouncement CPC 00 - Conceptual Framework for Financial Reporting, and the definitions of intangible assets in accordance with accounting pronouncement CPC 04 - Intangible Assets.

Also according to accounting pronouncement CPC 04 – Intangible Assets, an intangible asset must be initially recognized at cost. Cost is the amount of cash or cash equivalents paid or the fair value of any other consideration given to acquire an asset on the date of its acquisition. Eletrobras considered the fair values calculated by the CNPE for the consideration that the Company undertook to give in return for the assets acquired.

Amortization of the Company's intangibles was carried out only on a straight-line basis. This format will continue to be carried out by power plants not subject to physical guarantee quotas, while the power plants subject to physical guarantee quotas will have their amortization started from January 1, 2023, the date on which the quota system begins to be eliminated and also the date that the asset will be available for use under the conditions intended by management and defined in new contracts, the amortization taking place until June 17, 2052, at the rate of the quota system elimination established by CNPE Resolution No. 15/2021, so that amortization expenses are appropriated according to the evolution of the economic benefit generated by the assets acquired.

The Company also presented the deconsolidation related to the investment in Eletronuclear, which had its control transferred to ENBpar, thus meeting the requirements for disclosing results and cash flows as discontinued operations in accordance with accounting pronouncement CPC 31/IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation.

ANNEX 8

Furnas Accounting Appraisal Report

FURNAS – CENTRAIS ELÉTRICAS S.A.

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

As of June 30, 2022

FURNAS – CENTRAIS ELÉTRICAS S.A.

TATICCA Auditores Independentes S.S. R. Dr Geraldo Campos Moreira, 375 CEP:04571-020 - Brooklin Novo - São Paulo - SP Tel.: 55 11 3062-3000 - www.taticca.com.br

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

To the

Management and Shareholders of

Furnas – Centrais Elétricas S.A.

Av. Graça Aranha, 26, Lojas A e B, Salas 201 a 2101, Centro

Rio de Janeiro, RJ, SC, 20030-000

Requesting Party

1.	Furnas – Centrais Elétricas S.A., enrolled in CNPJ/MF N.º 23.274.194/0001-19, with offices at Av. Graça Aranha, 26, Lojas A e B, Salas 201 a 2101, Centro, Rio de Janeiro, RJ, SC, 20030-000 (“Company”).

Valuation firm data

2.	Taticca Auditores Independentes S.S. (“Taticca”), a general partnership firm with offices in the city of São Paulo, State of São Paulo, at R. Dr Geraldo Campos Moreira, 375, Sala 51, Bairro Brooklin Novo, CEP:04571-020, enrolled in the Brazilian IRS Registry of Legal Entities under Nº 20840718/0001-01, registered with the Brazilian Securities and Exchange Commission (CVM) under N.º 12.220, and a member of Brazil’s National Association of State Boards of Accountancy – São Paulo State Chapter under Nº CRC 2SP-03.22.67/O-1, represented by its undersigned partner Aderbal Alfonso Hoppe, accountant, identity card N.º 55.526.534-1 SSP/SP, individual taxpayer N.º 541.560.250-04, São Paulo State Board of Accountancy registration number 1SC020036/O-8-T-SP, resident and domiciled in the city of São Paulo/State of São Paulo, with offices at the same address as that of the Company, appointed as expert by it in order to determine net assets at book value of Company shares to establish the relation of replacement of shares in the context of Company merger of shares issued by its subsidiaries (namely, Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – GCT Eletrosul, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte), and to determine the issue price of Company shares in capital increase in connection with such mergers of shares, pursuant to article 252, paragraph 1, of Law Nº 6404/76, of December 15, 1976, as amended from time to time (“Corporation Law”).

Valuation purpose

3.	The valuation of net assets at book value of Company shares at June 30, 2022 for specific purposes set out in item 2 above, prepared in accordance with accounting standards and practices adopted in Brazil in light of the criteria for valuation of assets and liabilities set forth in Corporation Law.

Management responsibility for accounting information

4.	Company management is responsible for bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for relevant internal controls it determined to be necessary to allow the preparation of such financial statements free of material misstatements, whether due to fraud or error.

Scope of work and responsibility of the independent auditor

5.	The preparation of this work relied on data and information provided by third parties as Company documents. The estimates used in this process are based on documents and information, which include, among others, the following:

a)	Minutes of Special General Meetings.

b)	Minutes of the Board of Directors and of the Supervisory Board.

c)	Audited statements of financial position at June 30, 2022.

d)	Analyses of information at June 30, 2022 and of changes and movements between the audited financial statements at December 31, 2021 and audited quarterly information (ITRs) at March 31, June 30 and September 30, 2022.

e)	Analyses of significant subjects in the context of the materiality involved.

Principles and qualifications

6.	The following information is material and should be carefully read. The report object of the enumerated, calculated and individualized work fully complies with the fundamental principles described below:

a)	The consultants have no interest, direct or indirect, in the companies involved or in the operation, and there are no other relevant circumstances that could characterize a conflict of interest.

b)	The professional fees of the valuation firm are in no way subject to the conclusions of this report.

c)	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

d)	The information received from third parties is assumed to be correct, and its sources are contained and cited in the said report.

e)	For projection purposes, we assume the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the Company in question, other than those listed in this report.

f)	The report presents all limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein.

g)	The report was prepared by us and no one, other than its own consultants, prepared the analyses and corresponding conclusions.

h)	We assume full responsibility for the matter of valuations, including implicit ones, for the exercise of their honorable functions, primarily established in laws, codes or regulations.

Limitations of responsibility

7.	To prepare this report, we used information and historical data, audited or not, provided by the Company's management or obtained from the aforementioned sources. Therefore, we assume the data and information obtained for this report to be true and consistent.

Valuation methodology

8.	Examination of the support documentation already mentioned, aiming to check that the bookkeeping has been orderly and in compliance with the legal, regulatory, normative and statutory provisions that govern the matter, in accordance with the accounting practices adopted in Brazil, as set out in Attachment III. We examined the capital composition shown in Attachment I and all other documents necessary for the preparation of this valuation report at book value, carried out based on the Company's statements of financial position at June 30, 2022, as per Attachments II and III.

The valuation of net assets at book value of Company shares

9.	Based on the procedures and the valuation criteria described in item 8 and in Attachment III, we concluded that the value of net assets of R$36,079,308,000 (thirty-six billion, seventy-nine million, three hundred and eight thousand reais), according to the statement of financial position at June 30, 2022, contained in the Company's accounting records, summarized in Attachment II and Attachment III, represents, in all its material respects, the Company’s net assets at book value.

10	For purposes of this report, we considered the total amount of shares issued by the Company, equivalent to 67,603,710,678 shares, namely 52,739,026,167 common shares, and 14,864,685,000 preferred shares, as summarized in Attachment I. We also found that the shares not yet held by Eletrobras in the Company - that is, the shares issued by the Company that will be effectively merged into Eletrobras - represent 296,977,579 common shares.

11.	We also consider that the Company, at June 30, 2022, had R$8,908,219,000 (eight billion, nine hundred and eight million, two hundred and nineteen thousand reais) as future capital contribution still pending capitalization.

Conclusion

12.	Based on the work carried out, in the light of the examinations carried out in the aforementioned documentation and based on studies carried out by us, we found that the net assets at book value of each type and class of shares issued by the Company were as follows as of June 30, 2022:

(i)       R$0.4019 for each common share issued by the Company;

(ii)      R$0.4019 for each preferred share issued by the Company;

The aforementioned amounts are determined based on the direct division of total equity by total shares. The values of the shares for trading purposes should observe the fair values determined by calculations and results that are subject matter of a report for such purpose, which may result in a different value for each and every class of shares.

13.	Finally, we attest that the equity value of the shares not yet held by Eletrobras in the Company and, therefore, will represent the equity value to be effectively merged into Eletrobras in connection with the merger of shares, considering the amount of shares indicated at the end of item 10 above, is equivalent to R$119,360,374.59.

São Paulo, November 21, 2022.

Aderbal Alfonso Hoppe

Accountant CRC – 1SC020036/O-8-T-SP

Taticca Auditores Independentes S.S.

CRC – 2SP-03.22.67/O-1

Furnas – Centrais Elétricas S.A.

CNPJ 23.274.194/0001-19

June 30, 2022

ATTACHMENT I – Composition of Share Capital

Furnas – Centrais Elétricas S.A.

CNPJ 23.274.194/0001-19

June 30, 2022

(In thousands of reais)

ATTACHMENT II –Statement of Financial Position

Furnas – Centrais Elétricas S.A.

CNPJ 23.274.194/0001-19

June 30, 2022

(In thousands of reais)

ATTACHMENT II –Statement of Financial Position

Company 06/30/2022
LIABILITIES AND EQUITY	
CURRENT	
Trade accounts payable	441.918
Financing, loans and debentures	1.363.498
Income tax and social contribution	134.392
Shareholders' remuneration	1.147.109
Concessions payable - use of public good	1.958
Estimated obligations	333.482
Sector-related charges	101.150
Post-employment benefits	17.825
Obligations - Law No. 14182/2021	407.706
Others	21.353
	3.970.391
NONCURRENT	
Financing, loans and debentures	7.226.255
Deferred taxes and social contributions	4.106.347
Taxes and social contributions	148.399
Concessions payable - use of public good	37.889
Provisions for contingencies	2.691.078
Post-employment benefits	169.756
Obligations - Law No. 14182/2021	9.589.493
Future capital contributions	69.804
Sector-related charges	197.065
Others	524.866
	24.760.952
EQUITY	
Capital	6.531.154
Capital reserves	5.053.045
Future capital contributions	8.908.219
Income reserves	17.071.392
Other comprehensive results	(1.994.222)
Income (loss) for the period	509.720
	36.079.308
TOTAL LIABILITIES AND EQUITY	**64.810.651**

Furnas – Centrais Elétricas S.A.

CNPJ 23.274.194/0001-19

June 30, 2022

ATTACHMENT III – Significant Accounting Practices

The individual and consolidated financial statements as of June 30, 2022, used for the preparation of this accounting report, were prepared in accordance with accounting policies, accounting estimates and judgments and measurement methods are partly the same as those adopted and disclosed in details in the financial statements for the year ended December 31, 2021, except for those explained below.

In June 2022, new electricity generation concession contracts were signed, which led to the recording of a new intangible asset for the Company. These contracts meet the definitions of assets presented in accounting pronouncement CPC 00 - Conceptual Framework for Financial Reporting, and the definitions of intangible assets in accordance with accounting pronouncement CPC 04 - Intangible Assets.

Also according to accounting pronouncement CPC 04 – Intangible Assets, an intangible asset must be initially recognized at cost. Cost is the amount of cash or cash equivalents paid or the fair value of any other consideration given to acquire an asset on the date of its acquisition. Eletrobras considered the fair values calculated by the CNPE for the consideration that the Company undertook to give in return for the assets acquired.

Amortization of the Company's intangibles was carried out only on a straight-line basis. This format will continue to be carried out by power plants not subject to physical guarantee quotas, while the power plants subject to physical guarantee quotas will have their amortization started from January 1, 2023, the date on which the quota system begins to be eliminated and also the date that the asset will be available for use under the conditions intended by management and defined in new contracts, the amortization taking place until June 17, 2052, at the rate of the quota system elimination established by CNPE Resolution No. 15/2021, so that amortization expenses are appropriated according to the evolution of the economic benefit generated by the assets acquired.

The Company also presented the deconsolidation related to the investment in Eletronuclear, which had its control transferred to ENBpar, thus meeting the requirements for disclosing results and cash flows as discontinued operations in accordance with accounting pronouncement CPC 31/IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation.

ANNEX 9

CGT Eletrosul Accounting Appraisal Report

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

As of June 30, 2022

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

TATICCA Auditores Independentes S.S. R. Dr Geraldo Campos Moreira, 375 CEP:04571-020 - Brooklin Novo - São Paulo - SP Tel.: 55 11 3062-3000 - www.taticca.com.br

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

To the

Management and Shareholders of

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

Av. Deputado Antônio Edu Vieira, 999,

Pantanal, Florianópolis, SC, 88040-901

Requesting Party

1.	COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL, enrolled in CNPJ/MF N.º 02.016.507/0001-69, with offices at Av. Deputado Antônio Edu Vieira, 999, Pantanal, Florianópolis, Santa Catarina, 88040-901.

Valuation firm data

2.	Taticca Auditores Independentes S.S. (“Taticca”), a general partnership firm with offices in the city of São Paulo, State of São Paulo, at R. Dr Geraldo Campos Moreira, 375, Sala 51, Bairro Brooklin Novo, CEP:04571-020, enrolled in the Brazilian IRS Registry of Legal Entities under Nº 20840718/0001-01, registered with the Brazilian Securities and Exchange Commission (CVM) under N.º 12.220, and a member of Brazil’s National Association of State Boards of Accountancy – São Paulo State Chapter under Nº CRC 2SP-03.22.67/O-1, represented by its undersigned partner Aderbal Alfonso Hoppe, accountant, identity card N.º 55.526.534-1 SSP/SP, individual taxpayer N.º 541.560.250-04, São Paulo State Board of Accountancy registration number 1SC020036/O-8-T-SP, resident and domiciled in the city of São Paulo/State of São Paulo, with offices at the same address as that of the Company, appointed as expert by it in order to determine net assets at book value of Company shares to establish the relation of replacement of shares in the context of Company merger of shares issued by its subsidiaries (namely, Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – GCT Eletrosul, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte), and to determine the issue price of Company shares in capital increase in connection with such mergers of shares, pursuant to article 252, paragraph 1, of Law Nº 6404/76, of December 15, 1976, as amended from time to time (“Corporation Law”).

Valuation purpose

3.	The valuation of net assets at book value of Company shares at June 30, 2022 for specific purposes set out in item 2 above, prepared in accordance with accounting standards and practices adopted in Brazil in light of the criteria for valuation of assets and liabilities set forth in Corporation Law.

Management responsibility for accounting information

4.	Company management is responsible for bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for relevant internal controls it determined to be necessary to allow the preparation of such financial statements free of material misstatements, whether due to fraud or error.

Scope of work and responsibility of the independent auditor

5.	The preparation of this work relied on data and information provided by third parties as Company documents. The estimates used in this process are based on documents and information, which include, among others, the following:

a)	Minutes of Special General Meetings.

b)	Minutes of the Board of Directors and of the Supervisory Board.

c)	Audited statements of financial position at June 30, 2022.

d)	Analyses of information at June 30, 2022 and of changes and movements between the audited financial statements at December 31, 2021 and audited quarterly information (ITRs) at March 31, June 30 and September 30, 2022.

e)	Analyses of significant subjects in the context of the materiality involved.

Principles and qualifications

6.	The following information is material and should be carefully read. The report object of the enumerated, calculated and individualized work fully complies with the fundamental principles described below:

a)	The consultants have no interest, direct or indirect, in the companies involved or in the operation, and there are no other relevant circumstances that could characterize a conflict of interest.

b)	The professional fees of the valuation firm are in no way subject to the conclusions of this report.

c)	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

d)	The information received from third parties is assumed to be correct, and its sources are contained and cited in the said report.

e)	For projection purposes, we assume the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the Company in question, other than those listed in this report.

f)	The report presents all limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein.

g)	The report was prepared by us and no one, other than its own consultants, prepared the analyses and corresponding conclusions.

h)	We assume full responsibility for the matter of valuations, including implicit ones, for the exercise of their honorable functions, primarily established in laws, codes or regulations.

Limitations of responsibility

7.	To prepare this report, we used information and historical data, audited or not, provided by the Company's management or obtained from the aforementioned sources. Therefore, we assume the data and information obtained for this report to be true and consistent.

Valuation methodology

8.	Examination of the support documentation already mentioned, aiming to check that the bookkeeping has been orderly and in compliance with the legal, regulatory, normative and statutory provisions that govern the matter, in accordance with the accounting practices adopted in Brazil, as set out in Attachment III. We examined the capital composition shown in Attachment I and all other documents necessary for the preparation of this valuation report at book value, carried out based on the Company's statements of financial position at June 30, 2022, as per Attachments II and III.

The valuation of net assets at book value of Company shares

9.	Based on the procedures and the valuation criteria described in item 8 and in Attachment III, we concluded that the value of net assets of R$8,891,316,000 (eight billion, eight hundred and ninety one million, three hundred and sixteen thousand) according to the statement of financial position at June 30, 2022, contained in the Company's accounting records, summarized in Attachment II and Attachment III, represents, in all its material respects, the Company’s net assets at book value.

10. For the purposes of this report, we considered the total amount of shares issued by the Company equivalent to 482,568,906,940 shares, as per Attachment I. Furthermore, we fouind that the shares not yet held by Eletrobras in the Company - that is, the shares issued by the Company that will be effectively merged into Eletrobras – represent 523,748,572 shares.

11. We also consider that the Company, at June 30, 2022, had R$300,000,000 (three hundred million reais) as future capital contribution still pending capitalization.

Conclusion

12. Based on the work carried out, in light of the examinations performed on the documentation mentioned above and based on the studies we conducted, we found that the book value of the net equity of each share issued by the Company was, at June 30, 2022, R$0.0178 per share.

The aforementioned amounts are determined based on the direct division of total equity by total shares. The values of the shares for trading purposes should observe the fair values determined by calculations and results that are subject matter of a report for such purpose, which may result in a different value for each and every class of shares.

13. Finally, we attest that the equity value of the shares not yet held by Eletrobras in the Company and, therefore, will represent the equity value to be effectively merged into Eletrobras in connection with the merger of shares, considering the amount of shares indicated at the end of item 10 above, is equivalent to R$3.836.285,00.

São Paulo, November 21, 2022.

Aderbal Alfonso Hoppe

Accountant CRC – 1SC020036/O-8-T-SP

Taticca Auditores Independentes S.S.

CRC – 2SP-03.22.67/O-1

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

CNPJ 02.016.507/0001-69

June 30, 2022

ATTACHMENT I – Composition of Share Capital

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

CNPJ 02.016.507/0001-69

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

Company 06/30/2022
ASSETS	
CURRENT	
Cash and cash equivalents	127
Marketable securities	1.398.584
Trade accounts receivable	378.961
Transmission contracts receivable	784.017
Taxes recoverable	4.531
Income tax and social contribution	17.919
Right to seek compensation	5.385
Pledges and restricted deposits	9.995
Service in progress	36.417
Inventories	99.200
Others	69.400
	2.804.536
Noncurrent assets held for sale	-
	2.804.536
NONCURRENT	
LONG-TERM RECEIVABLES	
Deferred income tax and social contribution	1.338.240
Pledges and restricted deposits	117.583
Restricted deposits	100.384
Transmission contracts receivable	5.890.737
Inventories	46.966
Others	27.619
	7.521.529
INVESTMENTS	
Valued at equity accounting	2.028.100
Valued at cost	7.466
	2.035.566
PROPERTY, PLANT AND EQUIPMENT	2.272.302
INTANGIBLE ASSETS	184.119
	12.013.516
TOTAL ASSETS	**14.818.052**

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

CNPJ 02.016.507/0001-69

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

Company 06/30/2022
LIABILITIES AND EQUITY	
CURRENT	
Financing, loans, receivables investment fund and debentures	354.039
Trade accounts payable	248.458
Taxes payable	30.655
Income tax and social contribution	1.372
Shareholders' remuneration	47.431
Estimated obligations	150.183
Post-employment benefits	29.583
Sector-related charges	34.594
Leases	3.464
Others	125.967
	1.025.746
Liabilities related to assets held for sale	56.156
	1.081.902
NONCURRENT	
Financing, loans, receivables investment fund and debentures	2.978.763
Trade accounts payable	16.999
Provisions for contingencies	1.071.920
Estimated obligations	12.620
Post-employment benefits	516.036
Onerous contracts	80.338
Leases	34.352
Concessions payable - use of public good	46.723
Sector-related charges	21.138
Others	65.945
	4.844.834
EQUITY	
Capital	6.767.586
Future capital contribution	300.000
Income reserves	1.432.431
Retained earnings	494.850
Other comprehensive results	(103.551)
	8.891.316
TOTAL LIABILITIES AND EQUITY	**14.818.052**

COMPANHIA DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA DO SUL DO BRASIL – CGT ELETROSUL

CNPJ 02.016.507/0001-69

June 30, 2022

ATTACHMENT III – Significant Accounting Practices

The individual and consolidated financial statements as of June 30, 2022, used for the preparation of this accounting report, were prepared in accordance with accounting policies, accounting estimates and judgments and measurement methods are partly the same as those adopted and disclosed in details in the financial statements for the year ended December 31, 2021.

ANNEX 10

Eletronorte Accounting Appraisal Report

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

As of June 30, 2022

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

TATICCA Auditores Independentes S.S. R. Dr Geraldo Campos Moreira, 375 CEP:04571-020 - Brooklin Novo - São Paulo - SP Tel.: 55 11 3062-3000 - www.taticca.com.br

Report on net assets at book value of shares determined in view of accounting books and adjusted to Brazilian accounting practices

To the

Management and Shareholders of

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

Quadra 504 Bloco D, nr 504, Edifício Centro Corporativo Portinari

Asa Norte, Brasília, DF, 70.730-524

Requesting Party

1.	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE, enrolled in CNPJ/ME N.º 00.357.038/0001-16, with offices at Quadra 504 Bloco D, nr 504, Edifício Centro Corporativo Portinari, Asa Norte, Brasília, DF, 70.730-524 (“Company”).

Valuation firm data

2.       Taticca Auditores Independentes S.S. (“Taticca”), a general partnership firm with offices in the city of São Paulo, State of São Paulo, at R. Dr Geraldo Campos Moreira, 375, Sala 51, Bairro Brooklin Novo, CEP:04571-020, enrolled in the Brazilian IRS Registry of Legal Entities under Nº 20840718/0001-01, registered with the Brazilian Securities and Exchange Commission (CVM) under N.º 12.220, and a member of Brazil’s National Association of State Boards of Accountancy – São Paulo State Chapter under Nº CRC 2SP-03.22.67/O-1, represented by its undersigned partner Aderbal Alfonso Hoppe, accountant, identity card N.º 55.526.534-1 SSP/SP, individual taxpayer N.º 541.560.250-04, São Paulo State Board of Accountancy registration number 1SC020036/O-8-T-SP, resident and domiciled in the city of São Paulo/State of São Paulo, with offices at the same address as that of the Company, appointed as expert by it in order to determine net assets at book value of Company shares to establish the relation of replacement of shares in the context of Company merger of shares issued by its subsidiaries (namely, Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – GCT Eletrosul, Furnas – Centrais Elétricas S.A. and Centrais Elétricas do Norte do Brasil S.A. – Eletronorte), and to determine the issue price of Company shares in capital increase in connection with such mergers of shares, pursuant to article 252, paragraph 1, of Law Nº 6404/76, of December 15, 1976, as amended from time to time (“Corporation Law”)..

Valuation purpose

3.	The valuation of net assets at book value of Company shares at June 30, 2022 for specific purposes set out in item 2 above, prepared in accordance with accounting standards and practices adopted in Brazil in light of the criteria for valuation of assets and liabilities set forth in Corporation Law.

Management responsibility for accounting information

4.	Company management is responsible for bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for relevant internal controls it determined to be necessary to allow the preparation of such financial statements free of material misstatements, whether due to fraud or error.

Scope of work and responsibility of the independent auditor

5.	The preparation of this work relied on data and information provided by third parties as Company documents. The estimates used in this process are based on documents and information, which include, among others, the following:

a)	Minutes of Special General Meetings.

b)	Minutes of the Board of Directors and of the Supervisory Board.

c)	Audited statements of financial position at June 30, 2022.

d)	Analyses of information at June 30, 2022 and of changes and movements between the audited financial statements at December 31, 2021 and audited quarterly information (ITRs) at March 31, June 30 and September 30, 2022.

e)	Analyses of significant subjects in the context of the materiality involved.

Principles and qualifications

6.	The following information is material and should be carefully read. The report object of the enumerated, calculated and individualized work fully complies with the fundamental principles described below:

a)	The consultants have no interest, direct or indirect, in the companies involved or in the operation, and there are no other relevant circumstances that could characterize a conflict of interest.

b)	The professional fees of the valuation firm are in no way subject to the conclusions of this report.

c)	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

d)	The information received from third parties is assumed to be correct, and its sources are contained and cited in the said report.

e)	For projection purposes, we assume the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the Company in question, other than those listed in this report.

f)	The report presents all limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained therein.

g)	The report was prepared by us and no one, other than its own consultants, prepared the analyses and corresponding conclusions.

h)	We assume full responsibility for the matter of valuations, including implicit ones, for the exercise of their honorable functions, primarily established in laws, codes or regulations

Limitations of responsibility

7.	To prepare this report, we used information and historical data, audited or not, provided by the Company's management or obtained from the aforementioned sources. Therefore, we assume the data and information obtained for this report to be true and consistent.

Valuation methodology

8.	Examination of the support documentation already mentioned, aiming to check that the bookkeeping has been orderly and in compliance with the legal, regulatory, normative and statutory provisions that govern the matter, in accordance with the accounting practices adopted in Brazil, as set out in Attachment III. We examined the capital composition shown in Attachment I and all other documents necessary for the preparation of this valuation report at book value, carried out based on the Company's statements of financial position at June 30, 2022, as per Attachments II and III.

The valuation of net assets at book value of Company shares

9.	Based on the procedures and the valuation criteria described in item 8 and in Attachment III, we concluded that the value of net assets of R$21,137,038,000 (twenty-one billion, one hundred and thirty-seven million, thirty-eight thousand reais), according to the statement of financial position at June 30, 2022, contained in the Company's accounting records, summarized in Attachment II and Attachment III, represents, in all its material respects, the Company’s net assets at book value.

10	For purposes of this report, we considered the total amount of shares issued by the Company, equivalent to 154,093,501 shares, according to Attachment I. Furthermore, we found that the shares not yet held by Eletrobras in the Company – that is, the shares issued by the Company that will be effectively merged into Eletrobras – represent 517,559 shares.

Conclusion

11.	Based on the work carried out, in the light of the examinations carried out in the aforementioned documentation and based on studies carried out by us, we found that the net assets at book value of each share issued by the Company was R$137.17 per share at June 30, 2022.

The aforementioned amounts are determined based on the direct division of total equity by total shares. The values of the shares for trading purposes should observe the fair values determined by calculations and results that are subject matter of a report for such purpose, which may result in a different value for each and every class of shares.

12.	Finally, we attest that the equity value of the shares not yet held by Eletrobras in the Company and, therefore, will represent the equity value to be effectively merged into Eletrobras in connection with the merger of shares, considering the amount of shares indicated at the end of item 10 above, is equivalent to R$70,993,677.08.

São Paulo, November 21, 2022.

Aderbal Alfonso Hoppe

Accountant CRC – 1SC020036/O-8-T-SP

Taticca Auditores Independentes S.S.

CRC – 2SP-03.22.67/O

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

00.357.038/0001-16

June 30, 2022

ATTACHMENT I – Composition of Share Capital

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

CNPJ 00.357.038/0001-16

June 30, 2022

(In thousands of reais)

ATTACHMENT II – Statement of Financial Position

ASSETS

CURRENT ASSETS	7,123,105
Cash and cash equivalents	322,160
Marketable securities	2,244,325
Trade accounts receivable	1,930,974
Transmission contract receivable	1,298,029
Equity interest remuneration	72
Income tax and social contribution	-
Taxes recoverable	313,007
Rights to seek compensation	25,379
Materials and supplies	137,926
Derivative financial instruments	527,232
Other assets	261,146
Asset held for sale	62,855

NONCURREENT ASSETS	49,174,819

LONG-TERM RECEIVABLES	11,962,069
Rights to seek compensation	88,827
Trade accounts receivable	501,677
Marketable securities	113
Taxes recoverable	67,466
Income tax and social contribution	136,689
Pledges and restricted deposits	229,999
Transmission contract receivable	9,708,346
Derivative financial instruments	526,570
Other assets	702,382
INVESTMENTS	3,791,203
PROPERTY, PLANT AND EQUIPMENT	4,521,989
INTANGIBLE ASSETS	28,899,558

Total assets	56,297,924

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

CNPJ 00.357.038/0001-16

June 30, 2022

(In thousands of reais)

LIABILITIES AND EQUITY

CURRENT	7,932,591
Loans, financing and debentures	1,352,415
Trade accounts payable	684,536
Taxes payable	113,298
Income tax and social contribution	363,182
Shareholders’ remuneration	1,553,074
Estimated obligations	438,112
Contractual liabilities	102,630
Payables to the parent company	275,171
Sector-related charges	508,864
Obligations – Law No. 14182/2021	2,190,785
Leases	186,966
Other liabilities	163,558

NONCURRENT	27,228,295
Loans, financing and debentures	2,658,831
Obligations – Law No. 14182/2021	10,229,747
Provisions for contingencies	773,191
Post-employment benefits	106,740
Provision for unsecured liabilities	1,405
Payables to the parent company	1,708,059
Leases	373,883
Deferred taxes and social contribuitions	1,722,156
Income tax and social contribution	131,329
Taxes payable	439,709
Contractual liabilities	130,022
Estimated obligations	55,250
Advance for future capital contribution	8,829,806
Other liabilities	68,167

EQUITY	21,137,038
Capital	11,576,263
Income reserves	8,345,729
Retained earnings	1,534,010
Other accumulated comprehensive results	(318,964)
Retained earnings and accumulated losses	-

Total liabilities and equity	___ 56,297,924

CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. - ELETRONORTE

00.357.038/0001-16

June 30, 2022

ATTACHMENT III – Significant Accounting Practices

The individual and consolidated financial statements as of June 30, 2022, used for the preparation of this accounting report, were prepared in accordance with accounting policies, accounting estimates and judgments and measurement methods are partly the same as those adopted and disclosed in details in the financial statements for the year ended December 31, 2021, except for those explained below.

In June 2022, new electricity generation concession contracts were signed, which led to the recording of a new intangible asset for the Company. These contracts meet the definitions of assets presented in accounting pronouncement CPC 00 - Conceptual Framework for Financial Reporting, and the definitions of intangible assets in accordance with accounting pronouncement CPC 04 - Intangible Assets.

Also according to accounting pronouncement CPC 04 – Intangible Assets, an intangible asset must be initially recognized at cost. Cost is the amount of cash or cash equivalents paid or the fair value of any other consideration given to acquire an asset on the date of its acquisition. Eletrobras considered the fair values calculated by the CNPE for the consideration that the Company undertook to give in return for the assets acquired.

Amortization of the Company's intangibles was carried out only on a straight-line basis. This format will continue to be carried out by power plants not subject to physical guarantee quotas, while the power plants subject to physical guarantee quotas will have their amortization started from January 1, 2023, the date on which the quota system begins to be eliminated and also the date that the asset will be available for use under the conditions intended by management and defined in new contracts, the amortization taking place until June 17, 2052, at the rate of the quota system elimination established by CNPE Resolution No. 15/2021, so that amortization expenses are appropriated according to the evolution of the economic benefit generated by the assets acquired.

The Company also presented the deconsolidation related to the investment in Eletronuclear, which had its control transferred to ENBpar, thus meeting the requirements for disclosing results and cash flows as discontinued operations in accordance with accounting pronouncement CPC 31/IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation.

ANNEX 11

Information on the Merger of Shares (Annex I of CVM Resolution 81)

ANNEX 11

Information on the Merger of Shares

(Annex I of CVM Resolution 81)

1.               Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6.404, of 1976.

The full copy of the Protocol and Justification of each Merger of Shares is attached as ANNEXES 2 to 5 to the Management Proposal.

2.               Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting companies or resulting from the operation, filed at the company's headquarters or to which the company's controlling shareholder is a party.

Not applicable.

3.               Description of the operation, including:

a.       Terms and conditions

The operation will comprise the merger, by the Company, of all shares issued by the following companies that are not already held by the Company itself: (a) Companhia Hidro Elétrica do São Francisco ("CHESF"); (b) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (c) Furnas - Centrais Elétricas S. A. ("Furnas"); and (d) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, jointly with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries") by the Company (“Merger of Shares”), pursuant to articles 252 and 264 of Brazilian Corporate Law.

As a result of the Merger of Shares, all shares issued by the Subsidiaries shall be held by the Company, so that the Subsidiaries shall become wholly-owned subsidiaries of the Company.

The Merger of Shares will result in a capital increase of the Company. Since the Company is already the shareholder of almost all the shares issued by the Subsidiaries, the increase will be equivalent to the value only of the shares not already owned by the Company.

Accordingly, the Company will issue new shares for delivery to the minority shareholders of the Subsidiaries, based on the exchange ratio proposed in the Protocols and Justification, as consideration for the shares held by them in each Subsidiary and which will be merged by the Company.

Regarding the replacement ratio of the shares issued by each Subsidiary by the new shares to be issued by the Company, see item 5, letter "e" below.

The holders of class "A" preferred shares issued by Eletrobras ("Class A Preferred Shareholders") may withdraw from the Company by exercising their right to withdraw since, under the terms of the Brazilian Corporate Law, they shall be considered dissenting shareholders, in view of their lack of voting right in the Merger of Shares; and, if the redemption of the Class “A” Preferred Shares is approved by the Company's shareholders in the same Meeting that will resolve on the Merger of Shares, the right of withdrawal of said shareholders shall not apply.

Furthermore, the Dissenting Shareholders of the Subsidiaries that, in relation to the approval of the Merger of Shares, (i) do not vote in favor of the matter; (ii) abstain from voting in relation to the matter; (iii) do not attend the Meeting; or (iv) do not have voting rights (such as, for example, holders of preferred shares) ("Dissenting Shareholders") will have the right to withdraw calculated pursuant to article 45, paragraph 1, of the Brazilian Corporate Law (i.e., the net equity value as stated in the financial statements of the respective company on December 31, 2021); and, pursuant to article 264 of the Brazilian Corporate Law, the right to withdraw will be calculated according to the terms of article 45, paragraph 1, of the Brazilian Corporate Law (i.e., the net equity value as stated in the financial statements of the respective company on December 31, 2021). 264 of the Brazilian Corporate Law, the Dissenting Shareholders of CHESF and Furnas may choose to exercise their withdrawal rights based on the amount indicated above or on the amount per share indicated in the respective valuation report prepared by Ernst & Young Assessoria Empresarial Ltda. for the purposes of article 264 of the Brazilian Corporate Law.

For further information about the right of withdrawal, see ANNEX 18 to the Management Proposal, in compliance with Annex H to CVM Resolution 81; and for further information about the appraisers hired for the preparation of the appraisal reports referred to above, see ANNEX 17 to the Management Proposal, in compliance with Annex L to CVM Resolution 81.

b.       Indemnity Obligations

Not applicable.

c.       Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction.

There will be no change in the rights, advantages or restrictions applicable to the shares issued by the Company as a result of the Merger of Shares.

As indicated in item "a" above, the minority shareholders of the Subsidiaries shall receive common shares issued by the Company as a result of the Merger of Shares, which shall have the same rights, advantages and restrictions applicable to the other common shares issued by the Company.

The table below indicates the rights, advantages and restrictions applicable to each type and class of share issued by each Subsidiary as compared to the Company's common shares:

Comparative table of the rights, advantages and restrictions of the shares of the companies involved
Company	Before Merger of Shares	After Merger of Shares
CGT Eletrosul	(i) Right of one (1) vote per share in all matters submitted to the Shareholders' Meeting; and (ii) any other rights granted by law and/or applicable regulation, as well as by CGT Eletrosul's Bylaws.	Common shares of the Company: (i) the right to one (1) vote per share in all matters submitted to the Shareholders' Meeting, subject to the voting limitations set forth in articles 6 and 7 of the Company's Bylaws; and (ii) any other rights granted by law and/or applicable regulations, as well as by the Company's Bylaws and/or the stock exchange listing regulation.

Furnas

Common shares: (i) the right to one (1) vote per share in all matters submitted to the Shareholders' Meeting; and (ii) any other rights granted by applicable law and/or regulation, as well as by Furnas' Bylaws.

Preferred shares: (i) priority in the reimbursement of capital, without right to a premium; (ii) no voting rights in the resolutions of the Shareholders' Meetings; and (iii) priority in the distribution of dividends, the latter applying a minimum cumulative rate of ten percent (10%) per annum and participation, on equal conditions with the common shares, in the remaining profits after payment of a dividend of twelve percent (12%) per annum on the common shares.

Common shares of the Company: (i) the right to one (1) vote per share in all matters submitted to the Shareholders' Meeting, subject to the voting limitations set forth in articles 6 and 7 of the Company's Bylaws; and (ii) any other rights granted by law and/or applicable regulations, as well as by the Company's Bylaws and/or the stock exchange listing regulation.
Chesf

Common shares: (i) right to one (1) vote per share in all matters submitted to the Shareholders' Meeting; and (ii) any other possible rights granted by law and/or applicable regulations, as well as by Chesf's Bylaws.

Preferred shares: (i) priority in the distribution of dividends, which shall be levied at the rate of ten percent (10%) on the capital belonging to this kind and class of shares, to be equally apportioned among them; (ii) no voting rights in the resolutions of the Shareholders' Meetings; and (iii) priority in the distribution of dividends.

Common shares of the Company: (i) the right to one (1) vote per share in all matters submitted to the Shareholders' Meeting, subject to the voting limitations set forth in articles 6 and 7 of the Company's Bylaws; and (ii) any other rights granted by law and/or applicable regulations, as well as by the Company's Bylaws and/or the stock exchange listing regulation.
Eletronorte	Common shares: (i) the right to one (1) vote per share in all matters submitted to the Shareholders' Meeting; and (ii) any other rights granted under applicable law and/or applicable regulations, as well as under the Eletronorte Bylaws.	Common shares of the Company: (i) the right to one (1) vote per share in all matters submitted to the Shareholders’ Meeting, subject to the voting limitations set forth in articles 6 and 7 of the Company's Bylaws; and (ii) any other rights granted by law and/or applicable regulations, as well as by the Company's Bylaws and/or the stock exchange listing regulation.

d.       Possible need of approval by debenture holders or other creditors

Not applicable.

e.       Assets and liabilities that will form each portion of the equity, in case of spin-off.

Not applicable.

f.       Intention of the resulting companies to obtain registration as issuer of securities.

Not applicable.

4.               Plans for the conduct of corporate business, notably with regard to specific corporate events intended to be promoted.

Since the Company is already the controlling shareholder and holder of almost all shares issued by the Subsidiaries, there will be no changes in the Subsidiaries' corporate business, neither of the Company.

However, there is a possibility that CHESF’s management in the near future may address the closing of CHESF’s capital stock.

5.               Analysis of the following aspects of the operation:

a.	Description of the main benefits expected, including:

i.	Synergies

With regard to each Subsidiary, there will be: (i) complete restructuring and simplification of its governance system, focusing on leaner local management and operational management profile; (ii) centralization and standardization of macroprocesses and structures, with elimination of redundancies and efficiency gains in the operation of assets and execution of investment projects; (iii) robustness of the Company's role in the strategic direction of the Subsidiaries and in the definition of the optimal management model; and (iv) greater legal certainty in the decision-making process, given the absence of potential conflicting interests normally associated with the scenario of plurality of the shareholder base.

For more synergies, see strategic advantages referred to in item "iii" below.

ii.	Tax Benefits

Not applicable.

iii.	Strategic Advantages

Mergers of Shares are a corporate reorganization and concentration instrument widely used by economic groups in search of synergies, operating gains, cost reduction, simplification of corporate structures, faster decision-making processes and expansion of the group's competitiveness and efficiency in relation to competitors.

The main purpose of the Merger of Shares is to ensure that the Company becomes the sole shareholder of its Subsidiaries, providing the Subsidiaries' shareholders with the choice of migrating to the Company's shareholding base.

The Merger of Shares is justified as being in the interests of the Company and the Subsidiaries, since each Subsidiary currently has in its corporate chart a grouping of shareholders holding a small portion of the voting capital stock of the Subsidiary in question.

Therefore, from the point of view of the Subsidiary's minority shareholders, it is logical and rational to migrate to the Company's shareholding base, which is constituted on the format of a publicly-held company with dispersed capital in the corporation model. In this sense, upon becoming a shareholder of the Company, such agents will have greater liquidity and political power, since they will no longer be minority shareholders of companies with a defined control and, in most cases, privately held companies.

From the viewpoint of the Company's shareholders, the Mergers of Shares are equally relevant and justified, to the extent that they unlock extremely relevant value levers associated with the management and organization of these subsidiaries, which will ultimately be reflected in the expected future valuation and profitability of the Company itself.

It is important to remember that each Subsidiary was incorporated as a segregated state-owned company, and thus developed for many years, so that it came to acquire an inordinate complexity in its organizational and corporate structure. Such structure, one should stress, was constituted and developed with numerous redundancies and overlaps, as if it were an autonomous company, whether in its governance system, or in the organization of its management, or in the construction and definition of its macroprocesses and strategic guidelines.

One notices that the main advantages of the conversion of each Subsidiary into a wholly-owned subsidiary reside in the moment subsequent to the Merger of Shares, by virtue of the remodeling of its scope of action, management and governance.

Furthermore, the Merger of Shares has the following benefits:

(i)        full alignment between the strategic commands issued by the Company and their execution by the Subsidiaries;

(ii)        greater prominence of the Company's executive board in monitoring and supervising the management of the Subsidiaries; and

(iii)        greater integration and standardization of processes, systems and practices, including the design of a unified strategy for professional career paths associated with a culture of high performance and meritocracy.

b.	Costs

The Mergers of Shares present cost reductions resulting, especially, from the following factors:

(i)       reduction of costs and the time lapse associated with decisions taken at a shareholders' meeting, in view of the waiver of the formalities portrayed in article 124, paragraph 4, of the Brazilian Corporate Law; and

(ii)        removal of redundancies and inefficiencies and efficient allocation of resources and people.

c.	Risk Factors

Not applicable, since the Company is already the controlling shareholder and holder of almost all the shares issued by the Subsidiaries.

d.	If it is a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

Although the Mergers of Shares are between related parties (since the Company is the current parent company of the Subsidiaries), no other ways of achieving the same objectives of this operation were identified.

e.	Substitution Relationship

The exchange ratio of the shares issued by each Subsidiary for the new shares to be issued by the Company was calculated and proposed by the managers of the companies involved based on the equity book value of the Company and each Subsidiary, with base date as of June 30th, 2022, calculated in the appraisal report prepared by the appraisal company Taticca Auditores Independentes S.S., Taticca Auditores Independentes S. S., simple company, headquarted in the city of São Paulo-SP, Rua Dr. Geral Campos Moreira, 375, Sala 51, Cidade Monções, CEP 04.571.020, enrolled with the CNPJ/ME under No. 20.840.718/0001-01 ("Taticca"). The exchange ratio proposed by the directors in the Management Proposal and the Protocols and Justification is as follows:

(i)       CHESF: 7,9948 Eletrobras common shares per one (1) share of CHESF;

(ii)       Furnas: 0,0082 Eletrobras common share per one (1) share of Furnas;

(iii)       CGT Eletrosul: 0,00037 Eletrobras common share per one (1) share of CGT Eletrosul; and

(iv)       Eletronorte: 2,8155 Eletrobras common shares per one (1) share of Eletronorte.

f.	In operations involving controlling companies, subsidiaries or companies under common control

i.	Share replacement ratio calculated according to article 264 of Law No. 6,404, of 1976

Based on the appraisal report of the Company and of each of the Subsidiaries prepared by Ernst & Young Assessoria Empresarial Ltda. for the purposes of article 264 of the Brazilian Corporate Law, the ratio of substitution of shares of each Subsidiary for shares of the Company would be as follows:

(i)       CHESF: 8,7260 Eletrobras common shares per one (1) share of CHESF;

(ii)       Furnas: 0,0126 Eletrobras common share per one (1) share of Furnas;

(iii)       CGT Eletrosul: 0,00036 Eletrobras common share per one (1) share of CGT Eletrosul; and

(iv)       Eletronorte: 2,4856 Eletrobras common shares per one (1) share of Eletronorte.

ii.	Detailed description of the substitution ratio negotiation process and other terms and conditions of the operation

The exchange ratio, as well as the other terms and conditions of the Merger of Shares, were freely negotiated, agreed upon and agreed upon between the management of Eletrobras and each Subsidiary, as independent parties.

Furthermore, the administrators were supported by appraisal reports prepared by first class companies with unblemished reputations, as indicated in items 5, letters "e" and "f(i)".

iii.	If the operation has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of participation in a control block:

Not applicable.

iv.	Justification why the substitution relationship is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the substitution relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

The proposed replacement ratio is fully commutative, since it was freely negotiated, agreed upon and covenanted between the Eletrobras management and each Subsidiary, as independent parties, and was supported by appraisal reports prepared by first class companies with unblemished reputations, as indicated in items 5, letters "e" and "f(i)".

6.               Copy of the minutes of all meetings of the board of directors, fiscal council and special committes in which the transaction was discussed, including any dissenting votes.

Within the scope of the Company, the Merger of Shares and its ancillary steps were discussed and approved by the Fiscal Council, Audit and Risk Committee (especially with regard to the hiring of appraisers), the Governance and Sustainability Strategy Committee, the Executive Board and the Board of Directors, as per minutes attached to the Management Proposal as ANNEXES 19 to 21, as well as ANNEXES 25 and 26, respectively.

7.               Copy of studies, presentations, reports, opinions, reviews or appraisal report of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

The appraisal reports referred to in items 5, letters "e" and "f(i)" above were prepared, both for the Company and for each Subsidiary, and are attached to the Management Proposal as ANNEXES 6 to 10 and ANNEXES 12 to 16.

8.               Identification of eventual conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the operation.

No conflicts of interest were identified between the Company or any of the Subsidiaries, on the one hand, and the appraisers referred to in items 5, letters "e" and "f(i)" above, on the other hand.

9.               Draft Bylaws or amendments to the Bylaws of the companies resulting from the operation.

There will be no change in the Bylaws of the Subsidiaries as a result of the Mergers of Shares.

Regarding the Company, due to its capital increase resulting from the Merger of Shares and consequent issuance of new common shares, the caput of article 4 of the Company's Bylaws must be amended to reflect the new value of the capital stock and number of shares.

However, the new wording of such article shall depend on whether or not the approval by the shareholders of Eletrobras, at the same shareholders' meeting where the Merger of Shares will be put to deliberation, of the redemption of the class "A" preferred shares ("Redemption of Class A Preferred Shares").

In this sense, the caput of article 4 of the Eletrobras Bylaws could read as follows:

In case of approval of the Redemption of Class “A” Preferred Shares:

“Article 4 The capital stock is BRL70,138,159,317.94 (seventy billion, one hundred thirty eight million, one hundred and fifty-nine thousand, three hundred and seventeen reais and ninety-four cents), divided into 2,027,798,314 (two billion, twenty-seven million, seven hundred and ninety-eight thousand, three hundred and fourteen) common shares, 279.941.393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three three) class "B" preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value.

If the Redemption of Class “A” Preferred Shares is not approved:

“Article 4 The capital stock is BRL70,138,159,317.94 (seventy billion, one hundred thirty eight million, one hundred and fifty-nine thousand, three hundred and seventeen reais and ninety-four cents), divided into 2,028,227,326 (two billion, twenty eight million, two hundred and twenty twenty-seven thousand, three hundred and twenty-six) common shares, 146.920 (one hundred and forty-six thousand, nine hundred and twenty) class “A” preferred shares, 279.941.393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) class “B” preferred shares and one (1) special class preferred share held exclusively by the Federal Government, all book-entry and with no par value.”

10.            Financial statements used for the purposes of the operation, in accordance with the specific norm.

For purposes of calculating the Rights of withdrawal of dissenting shareholders of the Company (holders of class "A" preferred shares) and of the Subsidiaries, pursuant to article 45, paragraph 1, of the Brazilian Corporate Law, the net equity value of the respective company used was that contained in the financial statements of the respective company of December 31st, 2021. For more information about the shareholders' right of withdrawal, see ANNEX 18 of the Management Proposal, in compliance with annex H of CVM Resolution 81.

11.            Pro forma financial statements prepared for the purposes of the operation, under the terms of the specific norm.

Not applicable.

12.            Document containing information about the companies directly involved that are not publicly held companies, including:

a.	Risk factors, pursuant to items 4.1 and 4.2 of the reference form.

The companies whose shares will be merged that are closely-held companies (i.e. Furnas - Centrais Elétricas S.A., Centrais Elétricas do Norte do Brasil S.A. and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil) are already controlled by the Company before the implementation of the operation. Therefore, the risk factors related to them are already presented in items 4.1 and 4.2 of the Company's reference form, as applicable. For further information, see such items of the Company's reference form.

b.	Description of the main changes in risk factors that occurred in the year and expectations regarding the reduction or increase in exposure to risks as a result of the operation.

It is not expected that there will be any change in the risk factors applicable to the closely-held companies involved in the transaction in the fiscal year or, furthermore, as a result of the operation.

c.	Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form.

The companies whose shares will be merged that are closely-held companies (i.e. Furnas - Centrais Elétricas S.A., Centrais Elétricas do Norte do Brasil S.A. and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil) are already controlled by the Company before the implementation of the operation. Therefore, their activities are already described in items 7.1, 7.2, 7.3 and 7.4 of the Company's reference form, as applicable. For further information, see such items of the Company's reference form.

d.	Description of the economic group, pursuant to item 15 of the reference form.

The companies whose shares will be merged that are closely-held companies (i.e. Furnas - Centrais Elétricas S.A., Centrais Elétricas do Norte do Brasil S.A. and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil) are already controlled by the Company before the implementation of the operation. Therefore, they belong to the Company's economic group and for this reason, the applicable information is already contained in item 15 of the Company's reference form. For further information, see item 15 of the Company's reference form.

e.	Description of share capital, pursuant to item 17.1 of the reference form.

Furnas - Centrais Elétricas S.A.: Total issued, subscribed and paid-up capital stock of BRL15,439,373,047.37 (fifteen billion, four hundred thirty nine million, three hundred seventy-three thousand, forty-seven reais and thirty-seven cents), divided into 89,315,334,118 (eighty-nine billion, three hundred fifteen million, three hundred thirty-four thousand, one hundred eighteen) shares, all book-entry and without par value, of which 69,676,704,073 (sixty-nine billion, six hundred and seventy-six million, seven hundred and four thousand and seventy-three) common shares and 19,638,630,045 (nineteen billion, six hundred thirty-eight million, six hundred thirty thousand, and forty-five) preferred shares. The period for the exercise of preemptive rights by the Company's minority shareholders is still in course with regard to the shares issued by decision of the general meeting held on September 9, 2022; however, since the capital increase in question was carried out for the purpose of capitalization of an advance for future capital increase contributed by Eletrobras, any exercise of preemptive rights by the other shareholders of the company will not affect the volume of shares issued, since under the terms of paragraph 2 of article 171 of the Brazilian Corporate Law, the amounts paid by them will be delivered to the holder of the credit to be capitalized (in other words, to Eletrobras), and not to the company. Finally, the company has no authorized capital.

Centrais Elétricas do Norte do Brasil S.A.: Total issued, subscribed, and paid-up capital of BRL13,506,377,443.44 (Thirteen billion, five hundred and six million, three hundred and seventy-seven thousand, four hundred and forty-three reais and forty-four cents), divided into 168,044,751 (one hundred and sixty-eight million, forty-four thousand, seven hundred and fifty-one) common shares. The company has no authorized capital.

Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil: Total issued, subscribed and paid-up capital stock of BRL7,067,586,256.05 (seven billion, sixty-seven million, five hundred and eighty-six thousand, two hundred and fifty-six reais and five cents), divided into 499,362,292,202 (four hundred and ninety-nine billion, three hundred and sixty-two million, two hundred and ninety-two thousand, two hundred and two) common shares. The company has no authorized capital.

13.            Description of the capital structure and control after the transaction, pursuant to item 15 of the reference form.

After the Mergers of Shares, all shares issued by the Subsidiaries will be held by the Company, so that the Subsidiaries will become wholly-owned subsidiaries of the Company.

14.            Number, class, kind and type of securities of each company involved in the operation held by any other companies involved in the operation, or by persons linked to these companies, as defined by the rules that deal with public offerings for acquisition of shares.

After the Mergers of Shares, all shares issued by the Subsidiaries will be held by the Company, so that the Subsidiaries will become wholly-owned subsidiaries of the Company.

15.            Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules that deal with public offerings for acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

There are no derivatives referenced in securities issued by the other companies involved in the operation.

16.            Report covering all the trades carried out in the last six (6) months by the people indicated below with securities issued by the companies involved in the operation:

a.	Companies involved in the operation:

i.	Private purchase transactions:

Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil: Increase in capital stock approved at the extraordinary general meeting held on August 10, 2022, in the amount of BRL300,000,000.00 (three hundred million reais), with the issuance of 16,793,385,262 (sixteen billion, seven hundred and ninety-three million, three hundred and eighty five thousand, two hundred and sixty two) shares, with all the shares issued were subscribed and paid up by Eletrobras, through capitalization of an advance for future capital increase (AFAC) in the same amount.

•	the average price.

Not applicable, since the company is closed. The issue price per share in the operation was BRL0,179.

•	number of actions involved.

16,793,385,262 (sixteen billion, seven hundred and ninety-three million, three hundred and eighty-five thousand, two hundred and sixty-two) shares.

•	securities involved.

Common shares (the company has no preferred shares).

•	percentage in relation to the class and kind of security.

The volume of new shares issued represents 3.3630% of the new total volume of shares.

•	other relevant conditions.

Not applicable

ii.	Private sale operations:

There wasn't any.

iii.	Purchase operations on regulated markets:

There wasn't any.

iv.	Sales transactions on regulated markets:

Company: The primary and secondary public offering of common shares issued by the Company took place on June 9, 2022, through which the Company's privatization was implemented, and the issue price of the respective shares in the primary offering was BRL42.00 (forty-two reais) per common share.

•	the average price.

(i)	Minimum, average and maximum quote of each year, in the last three (3) years

ELET3	Minimum	Average	Maximum
2020	13.34	28.72	36.57
2021	24.92	35.87	46.70
2022[1]	28.94	41.29	51.57

ELET5	Minimum	Average	Maximum
2020	33.22	37.79	42.48
2021	42.43	64.74	77.86
2022[2]	-	-	-

ELET6	Minimum	Average	Maximum
2020	15.72	29.13	36.29
2021	25.36	35.21	45.62
2022[3]	28.32	41.3	54.94

[1] 2022 data collected until the close of trading on November 23, 2022

[2] There was no negotiation in 2022

[3] 2022 data collected until the close of trading on November 23, 2022

(ii)	Minimum, average and maximum quote of each quarter, in the last two (2) years

ELET3	Minimum	Average	Maximum
4Q 2020	27.08	30.44	35.32
1Q 2021	24.92	30.11	32.76
2Q 2021	32.13	39.36	46.70
3Q 2021	33.66	39.19	43.39
4Q 2021	31.48	34.46	39.86
1Q 2022	28.94	33.34	37.28
2Q 2022	37.37	41.80	46.20
3Q 2022	42.25	45.66	49.60

ELET5	Minimum	Average	Maximum
4Q 2020	35.03	37.26	42.48
1Q 2021	42.43	62.22	77.21
2Q 2021	61.15	66.38	73.42
3Q 2021	62.87	68.06	77.86
4Q 2021	62.38	62.75	62.87
1Q 2022	-	-	-
2Q 2022	-	-	-
3Q 2022[4]	-	-	-

[4] There was no negotiation in 2022

ELET6	Minimum	Average	Maximum
4Q 2020	26.99	30.02	34.27
1Q 2021	25.36	29.92	32.54
2Q 2021	31.92	38.67	45.62
3Q 2021	33.63	38.49	41.96
4Q 2021	30,52	33,47	39.01
1Q 2022	28.32	32.29	36.08
2Q 2022	36.18	41.05	46.70
3Q 2022	43.42	47.15	51.20

(iii)	Minimum, average and maximum quote of each month, in the last six (6) months

ELET3	Minimum	Average	Maximum
May/2022	38.67	41.66	44.92
June/2022	40.10	43.25	46.20
July/2022	42.25	44.40	45.85
August/2022	46.04	47.57	49.60
September/2022	42.47	44.82	46.81
October/2022	43.90	46.47	49.82

ELET5	Minimum	Average	Maximum
May/2022[5]	-	-	-
June/2022	-	-	-
July/2022	-	-	-
August/2022	-	-	-
September/2022	-	-	-
October/2022	-	-	-

ELET6	Minimum	Average	Maximum
May/2022	38.27	40.93	43.62
June/2022	39.38	42.82	46.70
July/2022	43.42	45.50	47.33
August/2022	47.53	49.26	51.20
September/2022	44.73	46.50	48.44
October/2022	45.79	49.01	53.32

(iv)	Average quote in the last ninety (90) days

ELET3: Average quote between 08/25/2022 e 11/23/2022 – 45.97

ELET5: Average quote between 08/25/2022 e 11/23/2022- there was no negotiation in 2022

[5] There was no negotiation in 2022

ELET6: Average quote between 08/25/2022 e 11/23/2022 – 48.37

•	number of actions involved.

The Public Offering (follow on) of initially 627,675,340 (six hundred and twenty-seven million, six hundred seventy-five thousand, three hundred forty) common shares issued by the Company, including in the form of American Depositary Shares, represented by American Depositary Receipts; and a secondary offering of 69,801,516 (sixty-nine million, eight hundred and one thousand, five hundred and sixteen) common shares held by the shareholders BNDES Participações S.A. – BNDESPAR.

•	securities involved.

Common shares.

•	percentage in relation to the class and kind of security.

The issuance represented a dilution of 14.40% (fourteen point forty percent) to the Company's shareholders.

•	other relevant conditions.

Not applicable.

b.	Parties related to companies involved in the operation:

There have been no trades in the last six (6) months involving securities issued by the companies involved in the operation, which have been carried out by parties related to the companies.

17.            Document whereby the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction has been negotiated pursuant to CVM Guidance Opinion number 35, of 2008.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.